breaking through

2009

Dyax Corp.  Annual Report


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APPROXIMATE VOLUMES

Dyax's mission is to **discover, develop, and commercialize** innovative biopharmaceuticals for unmet medical needs, while delivering outstanding value to patients and shareholders.





Dr. Robert Ladner, SVP and Chief Technology Officer of Dyax, is also a veteran Dyax scientist, accomplished innovator and inventor of our proprietary phage display technology.

Breaking through




KALBITOR
ecallantide
ATTENTION: Dispense the enclosed Medication Guide to each patient.
ATTENTION: Dispense the enclosed
Medication Guide to each patient.
NDC# 47783-101-01
KALBITOR®
ecallantide
10 mg/mL
Injection
For Subcutaneous Use Only
Single Use; Discard Unused Portion
Net Quantity: 3 Vials
KALBITOR
ecallantide
10 mg/mL







to our Shareholders,

Throughout 2009, Dyax was focused on bringing our first product, KALBITOR® (ecallantide), through the final stages of the regulatory review process. On December 1, 2009, KALBITOR was approved for the treatment of acute attacks of hereditary angioedema (HAE) for patients 16 years of age and older. With our US market launch of KALBITOR in February 2010, we successfully transitioned Dyax from a research and development organization into a fully integrated biopharmaceutical company — a landmark accomplishment.

We successfully transitioned from an R&D organization into a fully integrated commercial company

The year was also marked by the successful completion of additional milestones for Dyax. These included advancements made in broadening the therapeutic potential of our lead drug candidate, DX-88, and new and expanded partnerships under our Licensing and Funded Research Program (LFRP). Each of these achievements validated the importance of phage display technology — our proprietary drug discovery platform at the core of Dyax's business model.

In preparation for Dyax's next phase of growth, we completed multiple strategic transactions that have added to our available cash while supporting our long term goals. These transactions will allow us to provide and direct the necessary resources toward commercialization of KALBITOR. Transactions in 2009 included:

- The expansion of an antibody discovery collaboration with Biogen Idec for $5 million in upfront fees and guaranteed research funding. This deal includes $85 million in milestones plus royalties for each Biogen Idec commercialized product discovered using Dyax's phage display.
- The amendment of a loan agreement secured by Dyax's phage display LFRP with Cowen Healthcare Royalty Partners brought in approximately $15 million.
- The completion of two equity financing transactions in June and October that netted Dyax approximately $36.6 million.


...and have validated our
abilities to successfully
discover and develop
products for unmet
medical needs.

KALBITOR® (ECALLANTIDE) LAUNCHED

KALBITOR, discovered and developed by Dyax, is a first-in-class, plasma kallikrein inhibitor. On December 1, the US Food and Drug Administration (FDA) approved KALBITOR for the treatment of acute attacks of HAE in patients 16 years of age and older.

The approval of KALBITOR marks a significant milestone for the HAE community and for Dyax. For the HAE community, KALBITOR is the first US-approved subcutaneous treatment. For Dyax, it means fulfilling our commitment to the HAE community and validation of our abilities to successfully discover and develop products for unmet medical needs.

HAE is a rare, genetic condition characterized by unpredictable attacks of swelling that can have a devastating impact on the patients suffering from the disease and the friends and family that care for them. Attacks can be disfiguring and debilitating affecting the extremities, face, hands, abdomen, and the larynx. Recent therapeutic advances, including the approval of KALBITOR, may offer hope for a brighter future for HAE patients.

While working through the regulatory process, we were also building our commercial operations for KALBITOR. Over the past year, we built the core of our commercial infrastructure, putting in place a focused team of seasoned specialists in the areas of marketing, reimbursement, compliance and medical affairs. These efforts culminated in the hiring of a field-based team of approximately 25 commercial professionals including sales representatives, medical sales liaisons and payer corporate account directors.

Leading up to approval and in preparation for launch, our commercial team has been engaged in promoting disease awareness, expanding our network of physicians, developing relationships with commercial and public payers, and finalizing our product distribution model for KALBITOR. The distribution strategy included the selection of an exclusive specialty distributor to manage the inventory and distribution of KALBITOR, as well as the customer assistance program known as KALBITOR Access℠.

Dyax established KALBITOR Access, a one-stop program that provides comprehensive services to assist patients and healthcare providers with access to KALBITOR. The program is staffed with dedicated insurance specialists and nurse case managers who are available to help with coverage and reimbursement requirements of third party payers, treatment site coordination and patient assistance for qualified patients.

The extensive preparations done in advance of and following approval form the foundation for a successful commercial launch of KALBITOR in the US.

In parallel, the product's regulatory and commercial success abroad will be addressed through a partnership(s) outside of North America. It is our objective to expand access to KALBITOR throughout the world.



DX-88's potential extends beyond HAE to other areas where inflammation plays a role.

BROAD POTENTIAL: DX-88 FRANCHISE

As a highly specific inhibitor of plasma kallikrein, which is thought to be a key enzyme in the inflammatory cascade, DX-88's potential extends to various therapeutic areas where inflammation plays a role.

- The following clinical efforts are underway: An investigator-sponsored study in ACE inhibitor-induced angioedema, a life-threatening inflammation response brought on by adverse drug reactions as well as compassionate-use in acquired angioedema, a rare condition associated with B-cell lymphoma and autoimmune disorders. We are continuing to evaluate other therapeutic possibilities to expand DX-88's potential.
- Other DX-88 therapeutic indications are being explored by our partners: Cubist Pharmaceuticals is in Phase 2 for reducing blood loss in on-pump cardiac surgery for rights to North America and Europe, and Fovea Pharmaceuticals (sanofi aventis) is in a Phase 1 trial for the treatment of retinal vein occlusion (RVO) induced macular edema for rights to the EU.

CORE ASSET PHAGE DISPLAY

KALBITOR was discovered using our proprietary drug discovery technology engine, phage display. Dyax holds the core patents for this technology, which includes state-of-the-art libraries and capabilities to rapidly discover antibodies, peptides and small proteins. This technology has been validated by the approval of two products, including Dyax's KALBITOR, as well as the extensive pipeline under our Licensing and Funded Research Program (LFRP).

- INNOVATIVE RESEARCH PIPELINE

  In addition to our clinical-stage therapeutic programs, our technology and expertise allow us to develop a broad pipeline of discovery and preclinical product candidates.

  In this pipeline, the most advanced candidate is DX-2400, a fully human monoclonal antibody with a unique mechanism of action in attacking cancerous tumors. This novel antibody-based protease inhibitor specifically inhibits matrix metalloproteinase 14 (MMP-14), which has been shown to significantly inhibit tumor progression and metastasis in multiple oncology animal models.

- GROWING LFRP

  Dyax's LFRP, which allows third parties to use our drug discovery expertise and phage display libraries, has also evolved to a new and exciting stage with numerous candidates progressing through the clinic and entering the market.

The LFRP allows Dyax to generate important revenue from upfront licensing fees, milestones and royalties associated with products from licensees that advance through the clinic and into the marketplace. The substantial upside of the LFRP, which is rooted in the advancements of its clinical-stage pipeline, was recognized in the expanded LFRP-secured loan agreement with Cowen Healthcare Royalty Partners. Today, the LFRP counts 18 early- to late-stage clinical product candidates and one approved product.

With the recent market launch of our first product, Dyax is in a rare and attractive position for what began as a research-stage biotechnology company. We would not have reached this exciting stage were it not for the long time support from our investors and dedicated community of patients and physicians. Equally important has been the hard work and commitment from all of our employees, who deserve great credit for contributing to this tremendous feat — our transition into a commercial organization. We look forward to future successes as we progress to the next chapter in our company history.

Sincerely,



Gustav A. Christensen
President and Chief Executive Officer

Our management team: l to r

George Migausky,
Executive Vice President and
Chief Financial Officer

Ivana Magovčević-Liebisch, Ph.D., J.D.,
Executive Vice President Corporate
Development and General Counsel

Gustav A. Christensen,
President and Chief Executive Officer

William E. Pullman, M.D., Ph.D.,
Executive Vice President and
Chief Development Officer



KALBITOR® (ecallantide) commercialized in HAE

KALBITOR launched in the US

For the treatment of acute attacks of HAE for patients 16 years of age and older.

KALBITOR was discovered and developed by our scientists using Dyax's proprietary phage display technology and then taken through clinical development and approval by our in-house clinical and regulatory teams.

Now, the commercial operations team is focused on delivering a successful launch of KALBITOR, our first approved product.



Our **US commercial strategy** for KALBITOR was developed with a key goal: to ensure access to patients and physicians while providing product and disease information.

In support of this aim, we hired a focused, field-based commercial team of approximately 25 seasoned professionals with experience in product launches of specialty biologics.

We also rolled out KALBITOR's distribution strategy and its patient and physician support program known as KALBITOR Access[SM]. Managed by our exclusive specialty distributor, this program provides product information, reimbursement support services, treatment site coordination and patient assistance for qualified patients.

Maximizing the potential of KALBITOR

breaking through
to find treatments for patients



Dyax internal pipeline: Indication and clinical stage of therapeutics in development
Discovery
Preclinical
KALBITOR® (ecallantide)
DX-88: on-pump cardiac surgery [1]
DX-88: ACE inhibitor (ACEI)-induced angioedema*
DX-88: acquired angioedema (AAE)**
DX-88: retinal vein occlusion (RVO) induced macular edema [2]
DX-2240 (oncology) [3]
DX-2400 (oncology)
Ongoing therapeutic programs
Marketed
In development
Out-licensed

[1] Partenered with Cubist Pharmaceuticals in North America and Europe
[2] Partnered with Fovea Pharmaceuticals (sanofi aventis) in EU
[3] Licensed to sanofi aventis

* Investigator-sponsored study for DX-88 in ACEI-induced angioedema
** Compassionate-use of DX-88 in AAE

Phase 1 | Phase 2 | Phase 3 | Marketed

Launched

DX-88: multi-indication potential

The therapeutic possibilities for DX-88 extend to other angioedemas. Ongoing evaluations include: a physician-sponsored study in ACE inhibitor-induced angioedema and compassionate use in acquired angioedema. These programs will provide valuable information on DX-88's potential benefit for treating these two unmet medical needs.

Additional DX-88 indications are being pursued by Dyax's partners. Cubist Pharmaceuticals is evaluating DX-88 for reducing blood loss in on-pump cardiac surgery while Fovea Pharmaceuticals (sanofi aventis) is testing it for treating retinal vein occlusion induced macular edema. These multiple ongoing programs reflect DX-88's potential broad therapeutic application.

breaking through

to expand therapeutic possibilities with partners

Xyntha™: hemophilia (affinity ligand)[1]

IMC-1121b (VEGFR-2/KDR): oncology

IMC-11F8 (EGFR): oncology

IMC-A12 (IGF-1R): oncology

undisclosed: oncology

undisclosed: oncology

undisclosed: oncology

ALXN6000: oncology

BIIB 022: oncology

BIIB 033: central nervous system

MM-121: oncology

IMC-EB10: oncology

MEDI-547: oncology

BI-505: oncology

BI-204: artherosclerosis

undisclosed: not identified

undisclosed: not identified

undisclosed: not identified

undisclosed: not identified







Phase 1	Phase 2	Phase 3	Approved
			Wyeth/Pfizer
		ImClone/Eli Lilly	
	ImClone/Eli Lilly		
	ImClone/Eli Lilly		
	confidential		
	confidential		
	confidential		
Alexion			
Biogen Idec			
Biogen Idec			
Merrimack/sanofi aventis			
ImClone/Eli Lilly			
MedImmune			
BioInvent			
BioInvent			
confidential			
confidential			
confidential			
confidential			

$65 million in loans secured on the strength of the LFRP

The transactions with Cowen Healthcare Royalty Partners recognize the value of our proprietary phage display technology and maturing LFRP pipeline. To date, this pipeline is comprised of one approved product and 18 clinical-stage product candidates under a broad portfolio of licensee companies that include Wyeth/Pfizer, ImClone/Eli Lilly, Biogen Idec and Alexion Pharmaceuticals, among others. Dyax is eligible to receive milestones and royalties for product candidates under the LFRP.

[1] The peptide ligand used in the purification process during the manufacture of Wyeth's product, Xyntha™, was discovered using phage display. The product is known as Refacto AF in the EU.


breaking through
to care for
patients



At Dyax, we aim to significantly improve the lives of patients suffering from unmet medical needs.

This is our commitment...

to continue to advance novel therapies for improving the quality of patients' lives, starting with HAE.

Dyax **improving quality** of patients lives





"Living with HAE is like living under a dark cloud, always shadowed with fear, never knowing when it's going to strike. Now I can visualize the day when that cloud will lift."

Shanna, HAE patient



"Despite the unpredictability of HAE, I believe in living each day to the fullest. New treatment options will allow me to really go after life with even more gusto!"

James, HAE patient









"Support of family and friends has been so important in coping with what each day is going to bring with HAE. With more options available, getting through the day is much less stressful."

Lisa, HAE patient and her mother



"I look at HAE as a never ending fight to live a normal, pain free life. It is the unknown of each day that makes it so challenging, it's always there in the back of my mind."

David, HAE patient

breaking through
to an integrated bio-pharmaceutical company



Marla,
HAE patient
and her
husband







This structure represents Dyax's internally discovered, recombinant small protein, DX-88, a selective, reversible and potent inhibitor of plasma kallikrein, a key mediator of pain, edema and inflammation.

to discover. to develop.
to commercialize.

The successful evolution of Dyax, from what began as a research-based organization, is rooted in our proprietary phage display technology. Pioneered by Dyax scientists, phage display accelerates drug discovery by rapidly identifying small proteins, peptides and antibodies which may be used to treat disease. Dyax and our licensees have moved more than 20 phage display-discovered compounds into development.

While drug discovery and clinical development can be a challenging road, its ultimate reward is the translation of these efforts into a drug available to patients and physicians. Recently, we attained this extraordinary milestone with the approval and launch of our first product, KALBITOR® (ecallantide). Now, with our US commercial operations in place, our transition into a fully integrated biopharmaceutical company is complete.

We are passionate about what we have accomplished thus far, as well as the prospect of discovering, developing and commercializing additional treatments for patients in need.



2009
year in review

february

FDA advisory committee favors approval of DX-88 for acute attacks of HAE

Expansion of antibody discovery collaboration with Biogen Idec

Development and commercialization agreement announced for DX-88 in ophthalmic indications with Fovea Pharmaceuticals

march

Amended loan agreement secured by Licensing & Funded Research Program (LFRP) completed with Cowen Healthcare Royalty Partners

june

FDA accepts for review the complete response submission for DX-88 in HAE

Positive results from integrated analysis of Phase 3 data for DX-88 for HAE were presented at the European Asthma, Allergy and Clinical Immunology (EAACI) Congress

august

New developments announced related to LFRP: Licensees report one approved product, 15 clinical-stage candidates and Dyax reports three new technology licenses

september

Published study affirms reliability and validity of Dyax's novel patient reported outcome measures used in the HAE clinical program

november

Positive results from the DX-88 HAE program were presented at the American College of Allergy, Asthma and Immunology (ACAAI) 2009 annual meeting

december

Dyax announces FDA Approval of KALBITOR® (ecallantide) for the treatment of acute attacks of HAE in patients 16 years of age and older



Dyax Corp.

Share Performance Graph and Form 10-K

for fiscal year ended December 31, 2009

Stock Performance Graph

The following graph shows a five-year comparison of the cumulative total stockholder returns on our Common Stock over the period from December 31, 2004 to December 31, 2009 as compared with that of the NASDAQ Composite Index and the NASDAQ Biotechnology Index based on the initial investment of $100 on December 31, 2004 in Dyax's Common Stock and in each such index. Total stockholder return is measured by dividing share price change plus dividends, if any, for each period by the share prices at the beginning of the respective period, assuming reinvestment of any dividends.

Comparison of 5-Year Cumulative Total Return of Dyax Corp., NASDAQ Composite Index and NASDAQ Biotechnology Index


140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
12/31/04
6/30/05
12/30/05
6/30/06
12/29/06
6/29/07
12/31/07
6/30/08
12/31/08
6/30/09
12/31/09
Dyax Corp. (NASDAQ:DYAX)
NASDAQ Composite Index (IXIC)
NASDAQ Biotechnology Index (NBI)

	12/31/04	6/30/05	12/30/05	6/30/06	12/29/06	6/29/07	12/31/07	6/30/08	12/31/08	6/30/09	12/31/09
Dyax Corp. (NASDAQ:DYAX)	100.000	65.235	72.992	40.720	41.967	58.033	50.693	42.936	50.416	29.640	46.953
NASDAQ Composite Index (IXIC)	100.000	94.554	101.374	99.846	111.025	119.665	121.919	105.403	72.492	84.353	104.308
NASDAQ Biotechnology Index (NBI)	100.000	89.835	102.835	96.662	103.887	104.445	108.645	103.241	94.928	97.536	109.766

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 000-24537

DYAX CORP.

(Exact name of registrant as specified in its charter)

Delaware	**04-3053198**
(State of Incorporation)	(IRS Employer Identification No.)

300 Technology Square, Cambridge, Massachusetts 02139
(Address of principal executive offices and zip code)
Registrant's telephone number, including area code: **(617) 225-2500**
Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	**Name of each exchange on which registered:**
Common Stock, $.01 Par Value	The NASDAQ Stock Market LLC (NASDAQ Global Market)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Date File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceeding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by checkmark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by nonaffiliates of the registrant as of the last business day of the registrant's most recently completed fiscal second quarter, June 30, 2009, based on the last reported sale price of the registrant's common stock of $2.14 per share was $128,564,046. The number of shares outstanding of the registrant's Common Stock, $.01 Par Value, as of February 19, 2010, was 78,125,483.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Definitive Proxy Statement for its 2010 Annual Meeting of Shareholders scheduled to be held on May 6, 2010, which Definitive Proxy Statement will be filed with the Securities and Exchange Commission not later than 120 days after the registrant's fiscal year-end of December 31, 2009, are incorporated by reference into Part III of this Form 10-K.

As used in this Form 10-K, "Dyax," "the Company," "we," "our," and "us" refer to Dyax Corp., except where the context otherwise requires or as otherwise indicated.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements, including statements regarding:

- our ability to commercialize KALBITOR® (ecallantide);
- plans to seek market approval for KALBITOR in markets outside the United States;
- plans and anticipated timing for pursuing additional indications and uses for DX-88;
- plans to enter into additional collaborative and licensing arrangements for DX-88 and for other compounds in development;
- the timing and availability of data from clinical trials;
- our assessment of competitors and potential competitors and the anticipated impact of potentially competitive products on our future revenue and business;
- estimates of potential markets for our products and product candidates;
- the sufficiency of our cash, cash equivalents and short-term investments;
- expected future operating results;
- our assessment of the impact of recent accounting pronouncements.

Statements that are not historical facts are based on our current expectations, beliefs, assumptions, estimates, forecasts and projections for our business and the industry and markets in which we compete. We often use the words or phrases of expectation or uncertainty like "believe," "anticipate," "plan," "expect," "intend," "project," "future," "may," "will," "could," "would" and similar words to help identify forward-looking statements. The statements contained in this report are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed in such forward-looking statements. Risks and uncertainties which may affect us are set forth in Item 1A of this report entitled "Risk Factors". You should carefully review the risks described therein and in other documents we file from time to time with the Securities and Exchange Commission ("SEC"), including the Quarterly Reports on Form 10-Q to be filed in 2010. We caution you not to place undue reliance on these forward looking statements, which speak only as of the date on which they are made. We undertake no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

DYAX CORP.

ANNUAL REPORT ON FORM 10-K

For the year ended December 31, 2009

INDEX

(This page has been left blank intentionally.)

PART I

ITEM 1. BUSINESS

OVERVIEW

We are a biopharmaceutical company focused on the discovery, development and commercialization of novel biotherapeutics for unmet medical needs, with an emphasis on inflammatory and oncology indications. Our lead product DX-88 has recently been approved under the brand name KALBITOR® (ecallantide) by the United States Food and Drug Administration (FDA) for treatment of acute attacks of hereditary angioedema (HAE) in patients 16 years of age and older. We currently commercialize KALBITOR on our own in the United States and intend to seek approval and commercialize KALBITOR through partners for HAE and other angioedema indications in markets outside of the United States.

In addition to its approved commercial use for HAE in the United States, we are also developing DX-88 through collaborations in other indications. These include use of DX-88 for the reduction of blood loss during surgery in collaboration with Cubist Pharmaceuticals (Cubist), and for treatment of retinal diseases in collaboration with Fovea Pharmaceuticals (Fovea), which was acquired by sanofi-aventis in 2009. We are also exploring use of DX-88 for treatment of ACE inhibitor-induced angioedema, a life threatening inflammatory response brought on by adverse reactions to ACE inhibitors; and acquired angioedema, a condition associated with B-cell lymphoma and autoimmune disorders.

Beyond DX-88, we have also developed a pipeline of promising drug candidates using our proprietary drug discovery technology, known as phage display. We use phage display to identify antibody, small protein and peptide compounds with potential for clinical development. This pipeline includes DX-2240 and DX-2400, two fully human monoclonal antibodies with therapeutic potential in oncology indications. In 2008, we entered into an exclusive license agreement under which sanofi-aventis will be responsible for the continued development of DX-2240. DX-2400 is currently in preclinical development within our internal development pipeline.

Although we use our phage display technology primarily to advance our own internal development activities, we also leverage it through licenses and collaborations designed to generate revenues and provide us access to co-develop and/or co-promote drug candidates identified by other biopharmaceutical and pharmaceutical companies. Through our Licensing and Funded Research Program (LFRP), we have more than 70 ongoing license agreements. To date, our licensees have advanced 18 product candidates into clinical trials and one product that has received market approval from the FDA.

KALBITOR AND THE DX-88 FRANCHISE

DX-88 is a compound that we developed using our phage display technology, which we have shown in vitro to be a high affinity, high specificity inhibitor of human plasma kallikrein. Plasma kallikrein, an enzyme found in blood, is believed to be a key component responsible for the regulation of the inflammation and coagulation pathways. Excess plasma kallikrein activity is thought to play a role in a number of inflammatory and autoimmune diseases, including HAE.

HAE is a rare, genetic disorder characterized by severe, debilitating and often painful swelling, which can occur in the abdomen, face, hands, feet and airway. HAE is caused by low or dysfunctional levels of C1 esterase inhibitor (C1-INH), a naturally occurring molecule that inhibits plasma kallikrein, a key mediator of inflammation, and other serine proteases in the blood. It is estimated that HAE affects between 1 in 10,000 to 1 in 50,000 people around the world. Despite the fact that 85% of patients experience symptoms before age 20, 68% of patients are not diagnosed until after age 20, which makes it difficult to accurately determine the size of the HAE patient population. HAE patient association registries estimate there is an immediately addressable target population of approximately 6,500 patients in the United States.

KALBITOR

In December 2009, DX-88 was approved by the FDA under the brand name KALBITOR (ecallantide) for treatment of HAE in patients 16 years of age and older regardless of anatomic location. KALBITOR, a potent, selective and reversible plasma kallikrein inhibitor discovered and developed by Dyax, is the first subcutaneous HAE treatment approved in the United States.

As part of product approval, we have established a Risk Evaluation and Mitigation Strategy (REMS) program to communicate the risk of anaphylaxis and the importance of distinguishing between hypersensitivity reaction and HAE attack symptoms. To communicate these risks, the REMS requires a Medication Guide be dispensed with each dose of KALBITOR and a "Dear Healthcare Professional" letter be provided to doctors identified as likely to prescribe KALBITOR and treat HAE patients. KALBITOR should only be administered by a healthcare professional with appropriate medical support to manage anaphylaxis and HAE.

We have also initiated a Phase 4 observational study to evaluate immunogenicity and hypersensitivity with exposure to KALBITOR for treatment of acute attacks of HAE. The study is designed to identify predictive risk factors and develop effective screening tools to mitigate the risk of hypersensitivity and anaphylaxis. This 4-year study was initiated in February 2010.

Sales and Marketing

We have established a commercial organization to support sales of KALBITOR in the United States. We believe that a field-based team of approximately 25 professionals, consisting of sales representatives, medical science liasons and corporate account directors, is appropriate to effectively market KALBITOR in the United States, where patients are treated primarily by a limited number of specialty physicians, consisting mainly of allergists and immunologists. If KALBITOR is approved in territories outside of the United States, we intend to enter into license or collaboration agreements to commercialize KALBITOR through one or more marketing partners with established distribution systems and direct sales forces in such territories.

Distribution

In November 2009, we entered into separate agreements with three wholly-owned subsidiaries of AmerisourceBergen Specialty Group, Inc. (ABSG) to establish an exclusive distribution network for KALBITOR and to provide comprehensive call center services to support its commercialization. The ABSG agreements consist of:

- an agreement with US Bioservices Corporation (US Bio), under which US Bio will serve as our exclusive specialty pharmacy for KALBITOR in the United States, and will also manage the KALBITOR Access program for patients and healthcare providers seeking information and access to KALBITOR;
- an agreement with ASD Specialty Healthcare Inc. (ASD), under which ASD will serve as our exclusive wholesale distributor for KALBITOR to treating hospitals in the United States; and
- an agreement with Integrated Commercialization Solutions, Inc. (ICS), under which ICS will provide warehousing, inventory management and other logistical services in connection with the distribution of KALBITOR throughout the United States.

All three agreements have an initial term of three years, although each contains customary termination provisions and may be terminated by us for any reason upon six months prior written notice.

*KALBITOR Access*SM

In furtherance of our efforts to facilitate access to KALBITOR in the United States, we have created the KALBITOR Access program, designed as a one-stop point of contact for information about KALBITOR, which offers treatment support service for patients with HAE and their healthcare providers. KALBITOR case managers provide comprehensive product and disease information, treatment site coordination, financial assistance for qualified patients and reimbursement facilitation services.

Manufacturing

In connection with the commercial launch of KALBITOR in the United States, we have established a commercial supply chain, consisting of single-source third party suppliers to manufacture, test and distribute this product. All third party manufacturers involved in the KALBITOR manufacturing process are required to comply with current good manufacturing practices, or cGMPs.

To date, the DX-88 drug substance used in the production of KALBITOR has been manufactured in the United Kingdom by Avecia Biologics Limited, which was recently acquired by Merck & Co., Inc. (Avecia). As a result of previously completed manufacturing activities conducted at Avecia, we have significant inventories of DX-88 drug substance, which we believe are sufficient to supply all ongoing studies relating to DX-88 and KALBITOR, and to meet the anticipated market demand for KALBITOR well into 2011. Under existing arrangements with Avecia, they have agreed to conduct additional manufacturing runs in 2011 and 2012, as necessary to supplement existing inventory. Additionally, we are in the process of evaluating alternative arrangements for long-term commercial supply of DX-88 drug substance.

DX-88 drug substance is filled, labeled and packaged into the final form of KALBITOR drug product by Hollister-Steir at its facilities in Spokane, Washington under a commercial supply agreement. This process, known in the industry as the "fill and finish" process, is not unique to KALBITOR and alternative manufacturers are readily available in the event that we elect, or are required, to relocate the "fill and finish" process.

KALBITOR Outside of the United States

In markets outside of the United States, we intend to seek approval and commercialize KALBITOR for HAE and other angioedema indications in conjunction with one or more partners. For the European Union, our current plan is to submit a marketing authorization application with the European Medicines Agency (EMA) during the first half of 2010, seeking approval for the commercialization of KALBITOR for HAE.

DX-88 FRANCHISE

DX-88 for Treatment of Other Angioedemas

In addition to its approved commercial use, we are also developing DX-88 in other angioedema indications. One such angioedema is induced by the use of so-called ACE inhibitors. With an estimated 51 million prescriptions written annually worldwide, ACE inhibitors are widely prescribed to reduce Angiotensin Converting Enzyme (ACE) and generally reduce high blood pressure and vascular constriction. It is estimated that up to 2% of patients treated with ACE inhibitors suffer from angioedema attacks and these attacks represent approximately 30% of all angioedemas treated in emergency rooms. Research suggests the use of ACE inhibitors increases the relative activity of bradykinin, a protein that causes blood vessels to enlarge, or dilate, which can also cause the swelling known as angioedema. As a specific inhibitor of plasma kallikrein, an enzyme needed to produce bradykinin, DX-88 has the potential to be effective for treating this condition. We are working with investigators affiliated with the University of Cincinnati as they initiate an investigator sponsored study for drug-induced angioedema.

Another angioedema indication in which DX-88 has the potential to be effective is known as acquired angioedema, a condition associated with B-cell lymphoma and autoimmune disorders. We are currently working with Dr. Marco Cicardi, of the University of Milan, as he initiates a compassionate use program for DX-88 in this indication.

DX-88 for On-Pump Cardiac Surgery

Industry publications report that there are an estimated one million procedures performed worldwide each year involving on-pump cardiac surgery. On-pump cardiac procedures, which are performed for patients who have narrowings or blockages of the coronary arteries, often involve use of a heart-lung machine commonly referred to as the "pump". In these procedures, the heart is stopped with medications, and the pump does the work of the heart and lungs during surgery. This allows the surgeon to position the heart as needed, to accurately identify the arteries and to perform the bypass while the heart is stationary.

The use of the pump during cardiac procedures elicits an adverse systemic inflammatory response. Many patients undergoing on-pump cardiac procedures experience significant intraoperative blood loss that requires transfusion. Plasma kallikrein has been implicated in the body's response to on-pump heart surgery as a major contributor to the significant blood loss seen in on-pump cardiac patients and to the pathologic inflammation that plays a role in the complications of on-pump cardiac procedures.

In 2008, we entered into an exclusive license and collaboration agreement with Cubist for the development and commercialization in North America and Europe of the intravenous formulation of DX-88 for the reduction of blood loss during surgery. Under this agreement, Cubist assumed responsibility for all further development and costs associated with DX-88 in the licensed indications in the Cubist territory. Under the terms of the license agreement, we received a $15 million upfront payment and an additional $2.5 million milestone payment in 2008. In addition, we are eligible to receive (i) up to $214 million in clinical, regulatory and sales-based milestone payments, and (ii) tiered royalties, ranging from the low teens to low twenties, based on sales of DX-88 by Cubist.

Cubist has assumed responsibility for two studies of DX-88 (also known internally at Cubist as CB-500,929) within its licensed surgical indications. The first, known as CONSERV™ 1, was a dose ranging study evaluating 5, 25 and 75 milligram doses of DX-88 versus placebo in patients undergoing primary coronary artery bypass graft (CABG) surgery who are at a low risk of bleeding complications. The second trial, known as CONSERV™ 2, compared a single 75 milligram dose of DX-88 to tranexamic acid in patients at a higher risk of bleeding. In December 2009, enrollment in both CONSERV-1 and CONSERV-2 was closed after a statistically significant difference in mortality was observed by the Data Safety Monitoring Board between the DX-88 and control arms in CONSERV-2. No difference was observed in serious adverse events between the active and control arm in CONSERV-1 at the interim look. Cubist plans to conduct a full dataset review of safety and efficacy in the patients enrolled in both CONSERV-1 and CONSERV-2 and expects to be in a position to determine next steps for this program late in the second quarter of 2010.

DX-88 for Ophthalmic Indications

We have entered into a license agreement with Fovea Pharmaceuticals SA, which was acquired by sanofi-aventis in 2009, for the development and commercialization of DX-88 for treatment of retinal diseases in the European Union. Under this agreement, Fovea will fully fund development for the first indication, retinal vein occlusion-induced macular edema, for which a Phase 1 trial was initiated in the third quarter of 2009. We retain all rights to commercialize DX-88 in this indication outside of the European Union. Under the license agreement, we do not receive milestone payments, but are entitled to receive tiered royalties, ranging from the high teens to mid twenties, based on sales of DX-88 by Fovea in the European Union. Conversely, if we elect to commercialize DX-88 in this indication outside of the European Union, Fovea will be entitled to receive royalties from us, ranging from the low to mid teens, based on our sales of DX-88 outside the European Union. The term of the agreement continues until the expiration of the licensed patents or, if later, the eleventh anniversary of the first commercial sale of DX-88 in an ophthalmic indication. The agreement may be terminated by Fovea on prior notice to us and by either party for cause.

Goals for DX-88 Development Programs

Our goal for the ongoing development of DX-88 is to ensure that we and our various collaborators develop DX-88 in multiple indications and obtain marketing approval from the FDA and international regulatory agencies in such indications. Cash inflows from these programs, other than upfront and milestone payments, will not commence until after marketing approvals are obtained, and then only if the product candidate finds acceptance in the marketplace as a treatment for its disease indication. Because of the many risks and uncertainties related to the completion of clinical trials, receipt of marketing approvals and acceptance in the marketplace, we cannot predict when cash inflows from these programs will commence, if ever.

OTHER DISCOVERY AND DEVELOPMENT PROGRAMS

Pipeline Programs

Our phage display technology and expertise has allowed us to develop a pipeline of drug candidates in addition to DX-88. Of our existing pipeline candidates, the most advanced are DX-2240 and DX-2400, two fully human monoclonal antibodies with therapeutic potential in oncology indications.

Our DX-2240 antibody has a novel mechanism of action that targets the Tie-1 receptor on tumor blood vessels. In preclinical animal models, DX-2240 has demonstrated activity against a broad range of solid tumor types. Data also indicates increased activity when combined with antiangiogenic therapies such as Avastin® and Nexavar®. In 2008, we entered into an agreement with sanofi-aventis, under which we granted sanofi-aventis exclusive worldwide rights to develop and commercialize DX-2240 as a therapeutic product, as well as a non-exclusive license to our proprietary antibody phage display technology. Under the terms of the DX-2240 license agreement, we received license fees and milestone payments of $23.2 million in 2008. In addition, we are eligible to receive (i) up to an aggregate of $233 million in additional license fees and milestone payments, which maximum aggregate payment assumes full development and commercial success of DX-2240, and (ii) tiered royalties, ranging from the mid-to-high single digits, based on sales of DX-2240 by sanofi-aventis. As exclusive licensee, sanofi-aventis will be responsible for the ongoing development and commercialization of DX-2240.

Our DX-2400 antibody is a specific inhibitor of Matrix Metalloproteinase-14 (MMP-14), a protease expressed on tumor cells and tumor blood vessels. To date, small molecule approaches have failed to produce compounds that distinguish between closely related MMPs. In contrast, our technology has allowed us to identify a highly selective inhibitor of MMP-14 that does not inhibit other proteases that we have tested. In animal models, DX-2400 has been shown to significantly inhibit tumor progression and metastasis in a dose-dependent manner in breast, prostate and melanoma tumors. DX-2400 is currently in preclinical development within our development pipeline.

Co-Development Programs

We collaborate with other biopharmaceutical companies to discover and jointly develop therapeutic leads. In our typical co-development collaborations, we use our phage display libraries to identify antibody, peptide and small protein compounds that bind to disease targets provided by our co-development collaborator. With our collaborator, we evaluate the leads that we generate during the research phase of our collaboration to determine if we wish to jointly develop and commercialize such leads as therapeutics. Our co-development collaborators currently include Athera Biotechnologies AB, Commonwealth Scientific and Industrial Research Organisation (CSIRO) and Syntonix Pharmaceuticals, Inc. a wholly owned subsidiary of Biogen Idec.

LICENSING AND FUNDED RESEARCH PROGRAM

Under our LFRP, we maintain more than 70 revenue generating licenses and collaborations with other biopharmaceutical and pharmaceutical companies. Currently, the types of licenses and collaborations that we enter into have one of three distinct structures:

- *Patent Licenses.* Under our patent license program, we grant other biopharmaceutical and pharmaceutical companies non-exclusive licenses to use our core phage display patents (known as the Ladner patents), to discover and develop biologic compounds for use in specified fields. We generally grant licenses on a non-exclusive basis so that we may retain broad rights to practice our phage display technology in multiple fields. Our license agreements generally provide for up-front license fees, annual maintenance fees, milestone payments based on successful product development, and royalties based on any future product sales. In addition, under the terms of our license agreements, most licensees have agreed not to sue us for using phage display improvement patents which they developed and some have granted us specific access to certain phage-display technologies which they have developed or which they control. We believe that these provisions allow us to practice enhancements to phage display developed by our licensees. We currently have approximately 45 patent licensees worldwide.
- *Library Licenses.* Under our library license program, we grant our licensees rights to use our proprietary phage display libraries in connection with their internal therapeutic development programs. We also provide these licensees with related materials and training so that they may rapidly identify compounds that bind with high affinity to therapeutic targets. The period during which our licensees may use our libraries is typically limited to a 4 to 5 year term. Library license agreements contain significant up-front license fees, annual maintenance fees, milestone payments based on successful product development, and royalties based on any future product sales. We have approximately 20 library licensees including Amgen, Aveo, Biogen Idec, Boehringer Ingelheim, CSL, ImClone Systems, Human Genome Sciences, Merck Serono, sanofi-aventis, Trubion, and Zymogenetics.
- *Funded Research.* Under our funded research program, we perform funded research for various collaborators using our phage display technology to identify, characterize and optimize antibodies that bind to disease targets provided by the collaborators. Our funded research collaborators with products currently in development include AstraZeneca, Baxter Healthcare, Biogen Idec, Glenmark, Merck Serono, Organon, and Trubion.

Cross-Licensed Technology

The use of our antibody library involves technology that we have cross-licensed from other biotechnology companies, including Affimed Therapeutics AG, Affitech A/S, Biosite, Inc. (now owned by Inverness Medical Innovations), Cambridge Antibody Technology Limited or CAT (now known as MedImmune Limited and owned by AstraZeneca), Domantis Limited (a wholly-owned subsidiary of GlaxoSmithKline), Genentech, Inc. and XOMA Ltd. Under the terms of our cross-license agreement with CAT, we are required to pay milestone and low single-digit royalty payments to CAT in connection with antibody products developed and commercialized by our licensees. These payments are passed through from our licensees. Under the agreement, we also granted CAT a worldwide license to use our antibody libraries to discover and develop antibody products. In consideration for this license, we will receive no milestone payments but are eligible to receive low single-digit royalty payments on antibody products developed by CAT or its licensees under the agreement. None of our other cross-license agreements contain financial obligations applicable to our LFRP licensees or collaborators.

LFRP Product Development

Currently, 18 product candidates generated by our licensees or collaborators under the LFRP are in clinical trials, two of which are in Phase 3 clinical development, four are in Phase 2 clinical development and twelve are in Phase 1 clinical development. In addition, one product has received market approval from the FDA. Furthermore, we estimate that our licensees and collaborators have over 70 additional product candidates in various stages of research and preclinical development. We anticipate that we will receive milestones and royalties from our licensees and collaborators to the extent that these product candidates advance in development and are ultimately commercialized.

We expect to continue to enter into licenses and collaborations that are designed to maximize the strategic value of our proprietary phage display technology. For example, in February 2009, we expanded our antibody funded research and library license agreement with Biogen Idec. Under the terms of the expanded agreement, we have guaranteed a minimum of ten additional product licenses to Biogen Idec. Additionally, we have granted Biogen Idec a non-exclusive license to our antibody libraries and we will conduct antibody discovery funded research over a three-year period. In exchange, we received a $5.0 million upfront fee, guaranteed research funding, and are eligible to receive $85 million in development and sales milestones, as well as low single-digit royalties based on sales for each antibody product commercialized by Biogen Idec using our technology.

Cowen Healthcare Financing

In 2008, we entered into an agreement with Cowen Healthcare Royalty Partners (Cowen Healthcare) for a $50.0 million loan secured by our LFRP. This loan is the Tranche A loan. In March 2009, we amended and restated the loan agreement with Cowen Healthcare to include a Tranche B loan of $15.0 million. We used $35.1 million from the proceeds of the Tranche A loan to pay off our remaining obligation under a then existing agreement with Paul Royalty Fund Holdings II, LP (Paul Royalty). The Tranche A and Tranche B loans (collectively, the Loan) have an outstanding balance at December 31, 2009 of $59.7 million.

The Loan matures in August 2016. The Tranche A portion bears interest at an annual rate of 16%, payable quarterly, and the Tranche B portion bears interest at an annual rate of 21.5%, payable quarterly. The Loan may be prepaid without penalty, in whole or in part, beginning in August 2012. In connection with the Loan, we have entered into a security agreement granting Cowen Healthcare a security interest in the intellectual property related to the LFRP, and the revenues generated through our licensing of the intellectual property related to the LFRP. The security agreement does not apply to our internal drug development or to any of our co-development programs.

Under the terms of the loan agreement, we are required to repay the Loan based on the annual net LFRP receipts. Until June 30, 2013, required payments are tiered as follows: 75% of the first $10.0 million in specified annual LFRP receipts, 50% of the next $5.0 million and 25% of annual included LFRP receipts over $15.0 million. After June 30, 2013, and until the maturity date or the complete amortization of the Loan, Cowen Healthcare will receive 90% of all included LFRP receipts. If the Cowen Healthcare portion of LFRP receipts for any quarter exceeds the interest for that quarter, then the principal balance will be reduced. Any unpaid principal will be due upon the maturity of the

Loan. If the Cowen Healthcare portion of LFRP revenues for any quarterly period is insufficient to cover the cash interest due for that period, the deficiency may be added to the outstanding principal or paid in cash. After five years, we must repay to Cowen Healthcare all additional accumulated principal above the original $50.0 million and $15.0 million loan amounts of Tranche A and Tranche B, respectively. In addition, under the terms of the Agreement, we are permitted to sell or otherwise transfer collateral generating cash proceeds of up to $25.0 million. Twenty percent of these cash proceeds will be applied to amortize principal on the Loan plus any applicable prepayment premium and an additional 5.0% of such proceeds will be paid to Cowen Healthcare as a cash premium.

LFRP Strategy

Recently, many large pharmaceutical companies have taken steps to acquire or exclusively license drug discovery technologies. As a result, discovery technologies with proven success such as phage display are becoming less accessible within the industry. We believe that this trend provides us with a more favorable position from which to leverage our technology and structure potential LFRP opportunities with greater strategic benefit. In evaluating future opportunities, we will consider the following criteria:

- the level of technical and commercial resources that potential collaborators would commit to our programs;
- the amount of up-front payments we would receive, as well as milestone and royalty payments; and
- our ability to retain certain rights, including, for example, co-development and co-promotion rights that we feel increase the overall potential value of the collaboration.

OUR PHAGE DISPLAY TECHNOLOGY

What Is Phage Display?

Living organisms, such as viruses, have the ability to display a foreign gene product, or protein, on their surfaces. Based on this ability of organisms to display proteins, our scientists in the late 1980s invented protein phage display, a novel method to individually display up to tens of billions of human antibodies, peptides or small proteins on the surface of a small bacterial virus called a bacteriophage, or phage. Using phage display, we have built large collections, or libraries, of antibodies, small proteins or peptides that we use to rapidly identify those compounds that bind with high affinity and high specificity to targets of interest.

Through the use of our proprietary phage display technology, we have been able to establish a broad discovery platform to identify compounds that interact with a wide array of targets, including membrane proteins and circulating proteins which have been shown to be involved in pathologic processes. Our discovery capabilities have been further enhanced through automation, which has enabled us to evaluate a large number of molecules binding to each target. In this way we can rapidly identify and select a specific antibody, peptide or small protein with the desired biochemical and biological characteristics. While our discovery research efforts are focused primarily on monoclonal antibodies, we are also testing the in vitro and in vivo activity of several of our peptide and small protein compounds.

Scientists can use phage display to improve the speed and cost effectiveness of drug discovery and optimization. Phage display offers important advantages over, and can be used to improve, other drug discovery technologies that are currently employed to identify biopharmaceutical leads.

Over the past several years, we have brought on-line high-throughput automated capacity, developed state-of-the-art antibody phage display libraries, and successfully implemented a strategy under which, as of today, we believe we have obtained freedom to operate in the antibody phage display area through cross-licenses with Affimed Therapeutics, Affitech, Biosite, CAT, Domantis, Genentech and XOMA. As a result of these activities, we now have an industry-leading technology that allows us to identify fully human antibodies with high specificity and high affinity and to move product candidates rapidly into both in vitro testing and optimization.

Although we use this technology primarily to advance our own internal development activities, we also leverage it broadly through licenses and collaborations so that other biopharmaceutical and pharmaceutical companies can use it to discover and develop biopharmaceutical leads.

Our phage display process generally consists of the following steps:

- Generating a phage display library
- Screening the phage display library against a target of interest
- Evaluating the selected compounds that bind to the target of interest

Generating a Phage Display Library

The generation of a phage display library is based upon a single protein framework and contains tens of billions of variants of this protein. The first step in generating a library is the selection of the protein framework upon which the library will be created. This selection is based on the desired product properties, such as structure, size, stability, or lack of immunogenicity. We then determine which amino acids in the framework will be varied, but do not vary amino acids that contribute to the framework structure. We also control the exact numbers and types of different amino acids that are varied, so that the resulting phage display library consists of a diverse set of chemical entities, each of which retains the desired physical and chemical properties of the original framework.

The next step is the creation of a collection of genes that encode the designed variations of the framework protein. We can easily generate diverse collections of up to hundreds of millions of different synthetic DNA sequences. Each new DNA sequence, or gene, encodes a single protein sequence that may be displayed on the surface of the individual phage that contains this gene. The scientists combine the new DNA sequences with phage genome DNA and certain enzymes so that the new DNA is inserted into a specific location of the phage genome. The result is that the new protein is displayed on the phage surface fused to one of the naturally occurring phage proteins. The phage acts as a physical link between the displayed protein and its gene.

In addition to fused synthetic DNA sequences, we may also use cDNA, or genomic DNA, which are sequences that represent all of the expressed genes in a cell or organism, to create a library. We have also inserted genes from antibody expressing human cells into the phage genome. Using these genes, we have constructed phage display libraries that express tens of billions of different human antibodies on the phage surface. From one of these libraries, individual antibody fragments can be selected and used to express highly specific human monoclonal antibodies.

The new phage genome is then transferred into laboratory bacteria, where the phage genome directs the bacterial cells to produce thousands of copies of each new phage. The collection of phage displaying multiple antibodies, peptides or small proteins is referred to as a phage display library. Because we can reproduce the phage display library by infecting a new culture of laboratory bacteria to produce millions of additional copies of each phage, we can use each library for a potentially unlimited number of selections.

Screening the Phage Display Library Against a Target of Interest

We can then select binding compounds with high affinity and high specificity by exposing the library to a specified target of interest and isolating the various phage that display compounds that bind to the target. Each individual phage contains the gene encoding one potential binding compound, and once its displayed protein is selected in the screening procedure, it can be retrieved and amplified by growth in laboratory bacteria.

To identify specific binders from a phage display library, we expose the library to the target under desired binding conditions. The target may be attached to a fixed surface, such as the bottom of a tube, or a bead, allowing removal of phage that do not express binding compounds that recognize the target. Once these unbound phage are washed away, the phage containing the selected binding compounds can be released from the target. Since the phage are still viable, they can be amplified rapidly by again infecting bacteria. The capacity of the phage to replicate itself is an important feature that makes it particularly well suited for rapid discovery of specific binding compounds. We can amplify a single phage by infecting bacteria and producing millions of identical phage in one day.

If the binding affinities of the compounds identified in an initial screening for a target are not considered sufficiently high, information derived from the binding compounds identified in the initial screening can be used to design a new focused library. The design, construction and screening of a second generation library, known as affinity maturation, can lead to increases of 10- to 100-fold or more in the affinity of the binding compounds for the target.

Evaluating the Selected Compounds That Bind to the Target of Interest

Screening phage display libraries generally results in the identification of one or more groups of related binding compounds such as antibodies, peptides or small proteins. These groups of compounds are valuable in providing information about which chemical features are necessary for binding to the target with affinity and specificity, as well as which features can be altered without affecting binding. Using DNA sequencing, we can determine the amino acid sequences of the binding compounds and identify the essential components of desired binding properties by comparing similarities and differences in such sequences. If desired, scientists can further optimize the binding compounds by building additional phage display libraries based on these key components and repeating this process. We can complete the entire selection process in several weeks. We can produce small amounts of the binding compound by growing and purifying the phage. For production of larger amounts, we can remove the gene from the phage DNA and place it into a standard recombinant protein expression system. Alternatively, if the identified binding compound is sufficiently small, it can be chemically synthesized. These binding compounds can be evaluated for desired properties including affinity, specificity and stability under conditions that will be encountered during its intended use. From each group of compounds, scientists can identify, develop and test a compound with the desired properties for utility as a biopharmaceutical, diagnostic, research reagent or affinity separations product.

The entire phage display process for identifying compounds that bind to targets of interest is nearly identical whether the ultimate product is to be used for biopharmaceuticals, diagnostics, research reagents or separations, which allows for an efficient use of scientific resources across a broad array of commercial applications.

Advantages of Phage Display Technology in Therapeutic Drug Discovery

We believe our phage display technology has the following advantages over other drug discovery technologies:

- Diversity and abundance. Many of our phage display libraries contain billions of potential binding compounds that are rationally-designed variations of a particular antibody, peptide or small protein framework. The size and diversity of our libraries significantly increases the likelihood of identifying binding compounds with high affinity and high specificity for the target. Once we generate libraries, we can reproduce them rapidly in phage and use them for an unlimited number of screenings.

- Speed and cost effectiveness. We can construct phage display libraries in a few months and rapidly select binding compounds for characterization in screening assays. Conventional or combinatorial chemistry approaches require between several months and several years to complete this process. Similarly, mouse and human-mouse technologies generally require four to six months to identify an antibody. As a result, our phage display technology can significantly reduce the time and expense required to identify an antibody, peptide or small protein with desired binding characteristics.
- Automated parallel screening. In an automated format, we can apply our phage display technology to many targets simultaneously to discover specific, high-affinity proteins, including human monoclonal antibodies, for each target. In contrast, human-mouse antibody technologies identify antibodies that bind to a single target per test group of mice and are difficult to automate. Among antibody technologies, phage display is particularly well suited for functional genomic applications, due to the large number of genetic targets that need to be screened for specific antibodies.
- Rapid optimization. We screen phage display libraries to identify binding compounds with high affinity and high specificity for the desired target and can design and produce successive generations of phage display libraries to further optimize the leads. We have demonstrated between 10- and 1000-fold improvement in binding affinity with second-generation phage display libraries.

COMPETITION

We compete in an industry characterized by intense competition and rapid technological change. New developments occur and are expected to continue to occur at a rapid pace. Discoveries or commercial developments by our competitors may render some or all of our technologies, products or potential products obsolete or non-competitive.

Our principal focus is on the development of therapeutic products. We will conduct research and development programs to develop and test product candidates and demonstrate to appropriate regulatory agencies that these products are safe and effective for therapeutic use in particular indications. Therefore our principal competition going forward, as further described below, will be companies who either are already marketing products in those indications or are developing new products for those indications.

For KALBITOR as a treatment for HAE, our principal competitors include:

- ViroPharma Inc.—In October 2008, ViroPharma received FDA approval for its plasma-derived C1-esterase inhibitor, known as Cinryze™, which is administered intravenously. Cinryze was approved for routine prophylaxis against angioedema attacks in adolescent and adult patients with HAE, and has orphan drug designation from the FDA. Cinryze was launched in December 2008. ViroPharma also submitted a supplemental Biologics License Application to the FDA for the use of Cinryze as a treatment for acute attacks of HAE, and on June 3, 2009, the FDA issued a complete response letter requesting that ViroPharma conduct an additional clinical study. In June 2009, FDA approved patient labeling for Cinryze to include self-administration for routine prophylaxis, once patients are properly trained by their healthcare provider.
- CSL Behring—In October 2009, CSL Behring received FDA approval for its plasma-derived C1-esterase inhibitor, known as Berinert®, which is administered intravenously. Berinert was approved for treatment of acute abdominal or facial attacks of HAE in adult and adolescent patients, and has orphan drug designation from the FDA. Berinert was launched in the US in January 2010. CSL Behring also completed Mutual Recognition Procedure in December 2008, allowing the sale of Berinert® P in more than 20 European countries. Berinert® P has been sold in a subset of European countries since 1985.

- Jerini AG/Shire plc—Jerini AG received European Union market approval in July 2008 for its bradykinin receptor antagonist, known as Firazyr®, which is delivered by subcutaneous injection. In April 2008, the FDA issued a Not Approvable letter for Firazyr. Firazyr has orphan drug designations from the FDA and in Europe. Jerini/Shire initiated a new Phase 3 United States trial in June 2009.
- Pharming Group NV—Pharming filed for market approval from the European Medicines Agency (EMA) for its recombinant C1-esterase inhibitor, known as Rhucin®, which is delivered intravenously. In December 2007 and March 2008, Pharming received negative opinions from the EMA. In September 2009, Pharming filed a new Marketing Authorization Application (MAA) with the EMA. In January 2010, the company reported that it has received the Day 120 List of Questions from the Committee for Medicinal Products for Human Use and that at this stage, no major concerns have been raised. Pharming has also reported that a pre-BLA meeting with the FDA occurred in December 2009. Rhucin has Fast Track status from the FDA and orphan drug designations from the FDA and in Europe.

Other competitors for the treatment of HAE include companies that market or are developing corticosteroid drugs or other anti-inflammatory compounds.

The principal competitors for DX-88 as a treatment for reducing blood loss in cardiac surgery procedures are manufacturers of aminocaproic acid. A number of other organizations, including Novo Nordisk A/S, Vanderbilt University and The Medicines Company, are developing other products for this indication.

For our potential oncology product candidates, our potential competitors include numerous pharmaceutical and biotechnology companies, many of which have greater financial resources and experience than we do.

In addition, most large pharmaceutical companies seek to develop orally available small molecule compounds against many of the targets for which we and others are seeking to develop antibody, peptide and/or small protein products.

Our phage display technology is one of several technologies available to generate libraries of compounds that can be leveraged to discover new antibody, peptide and/or small protein products. The primary competing technology platforms that pharmaceutical, diagnostics and biotechnology companies use to identify antibodies that bind to a desired target are transgenic mouse technology and the humanization of murine antibodies derived from hybridomas. Medarex (a wholly-owned subsidiary of Bristol-Myers Squibb), Genmab A/S, and PDL Biopharma are leaders in these technologies. Further, other companies such as BioInvent International AB and XOMA Ltd. have access to phage display technology and compete with us by offering licenses and research services to pharmaceutical and biotechnology companies.

In addition, we may experience competition from companies that have acquired or may acquire technology from universities and other research institutions. As these companies develop their technologies, they may develop proprietary positions that may prevent us from successfully commercializing our products.

PATENTS AND PROPRIETARY RIGHTS

Our success is significantly dependent upon our ability to obtain patent protection for our products and technologies, to defend and enforce our issued patents, including patents related to phage display, and to avoid the infringement of patents issued to others. Our policy generally is to file for patent protection on methods and technology useful for the display of binding molecules and on biopharmaceutical, diagnostic and separation product candidates.

Our proprietary position in the field of phage display is based upon patent rights, technology, proprietary information, trade secrets and know-how. Our patents and patent applications for basic phage display, known as the Ladner patents, include United States Patent Nos. 5,837,500, which expires June 29, 2010, 5,571,698, which expires June 29, 2010, 5,403,484, which expires April 4, 2012, 5,223,409, which expires June 29, 2010, 6,979,538, which expires June 29, 2010, 7,118,879, which expires June 29, 2010, 7,208,293, which expires June 29, 2010, and issued patents in Canada, Israel, and Japan, as well as pending patent applications in the United States and other countries. These basic phage display patent rights contain claims covering inventions in the field of the surface display of proteins and certain other peptides, including surface display on bacteriophage.

With respect to specific aspects of our phage display libraries, patent rights claiming our currently licensed antibody phage display libraries and methods of making and using such libraries include issued patents in Australia and pending patent applications in the United States and other countries. These patent rights are expected to expire in 2021. Patent rights claiming our currently licensed peptide libraries include United States Patent No. 7,413,537, which expires November 29, 2012 and issued patents in Canada, Japan and Europe. We have filed suit in the United States District Court for the District of Columbia to obtain a patent term adjustment for United States Patent No. 7,413,537 based on an erroneous calculation of the patent's term by the United States Patent Office. This action, which is expected to be successful based on a recent ruling by the United States Court of Appeals for the Federal Circuit, could extend the patent's expiration date by 1,614 days to May 1, 2017.

With respect to DX-88, our patent rights include United States Patent Nos. 5,994,125, which expires January 11, 2014, 5,795,865, which expires August 18, 2015, 6,057,287, which expires August 18, 2015, 6,333,402, which expires January 11, 2014, 7,064,107, which expires June 6, 2023, 7,153,829, which expires July 2, 2023, 7,166,576, which expires September 27, 2024, 7,235,530, which expires September 27, 2024, 7,276,480, which expires June 6, 2023 and European Patent No. 739355 which expires January 11, 2015, as well as issued patents in Australia, Canada and Japan, claiming sequences of peptides that have human kallikrein inhibitory activity, including the sequence for DX-88, and polynucleotide sequences encoding these peptides, as well as methods of using such peptides.

For our other therapeutic product candidates, we file for patent protection on groups of antibodies, peptides and small proteins that we identify using phage display.

There are no legal challenges to our phage display patent rights or our other issued or pending patent rights in any major markets. However, we cannot assure that a challenge will not be brought in the future. We plan to protect our patent rights in a manner consistent with our product development and business strategies. If we bring legal action against an alleged infringer of any of our patents, we expect the alleged infringer to claim that our patent is invalid, not infringed, or not enforceable for one or more reasons, thus subjecting that patent to a judicial determination of infringement, validity and enforceability. In addition, in certain situations, an alleged infringer could seek a declaratory judgment of non-infringement, invalidity or unenforceability of one or more of our patents. We cannot be sure that we will have sufficient resources to enforce or defend our patents against any such challenges or that a challenge will not result in an adverse judgment against us or the loss of one or more of our patents. Uncertainties resulting from the initiation and continuation of any patent or related litigation, including those involving our patent rights, could have a material adverse effect on our ability to maintain and expand our licensing program and collaborations, and to compete in the marketplace.

Our first phage display patent in Europe, European Patent No. 436,597, known as the 597 Patent, was ultimately revoked in 2002 in a proceeding in the European Patent Office. As a result, we are not able to prevent other parties from using certain aspects of our phage display technology in Europe.

Our phage display patent rights are central to our non-exclusive patent licensing program and our performance under our related agreement with Cowen Healthcare. We offer non-exclusive licenses under our phage display patent rights to companies and non-profit institutions in the fields of therapeutics, diagnostics and other select fields. In jurisdictions where we have not applied for, obtained, or maintained patent rights, we will be unable to prevent others from developing or selling products or technologies derived using phage display. In addition, in jurisdictions where we have phage display patent rights, we cannot assure that we will be able to prevent others from selling or importing products or technologies derived using phage display.

We are aware that other parties have patents and pending applications to various products and processes relating to phage display technology. Through licensing our phage display patent rights, we have secured a limited ability to practice under some of the third party patent rights relating to phage display technology. These rights are a result of our standard license agreement, which contains a covenant by the licensee that it will not sue us under the licensee's phage display improvement patents. In addition, we have sought and obtained affirmative rights of license or ownership under certain patent rights relating to phage display technology owned by other parties. For example, in addition to our amended license agreement with CAT, we have entered into licensing agreements with Affimed Therapeutics, Affitech, Biosite, Domantis and Genentech, Inc. under which we granted each of those companies rights to practice our phage display patents and in return received rights to practice under their phage display related patents. These types of agreements in which each party licenses technology to the other are referred to as cross-licensing agreements. We have also entered into a cross-licensing agreement with XOMA Ireland Limited under which we received a license to use XOMA's antibody expression technology to develop antibody products for ourselves and our collaborators. We also received a license from XOMA to produce antibodies. In exchange we agreed to pay XOMA a license fee and a royalty in connection with the sale of any of our antibody products. We also granted XOMA a license to our phage display patents and agreed to provide them with limited quantities of our antibody phage display libraries.

Under the terms of our amended and restated license agreement with CAT, we were granted a worldwide license under their antibody phage display patents to discover and develop antibody products. In consideration for this license, CAT is eligible to receive milestone payments and low single-digit royalty payments in connection with antibody products developed and commercialized by us or our licensees under the agreement.

Under the agreement, we also granted CAT a worldwide license to use our antibody libraries to discover and develop antibody products. In consideration for this license, we will receive no milestone payments but are eligible to receive a low single-digit royalty payments on antibody products developed by CAT or its licensees under the agreement.

GOVERNMENT REGULATION

The preclinical studies and clinical testing, manufacture, labeling, storage, record keeping, advertising, promotion, export, and marketing, among other things, of our products and product candidates, including KALBITOR, are subject to extensive regulation by governmental authorities in the United States and other countries. In the United States, pharmaceutical products are regulated by the FDA under the Federal Food, Drug, and Cosmetic Act and other laws, including, in the case of biologics, the Public Health Service Act. KALBITOR is regulated by the FDA as a biologic. Biologics require the submission of a Biologics License Application, or BLA, and approval by FDA prior to being marketed in the United States. Manufacturers of biologics may also be subject to state regulation. Failure to comply with FDA requirements, both before and after product approval, may subject us and/or our partners, contract manufacturers, and suppliers to administrative or judicial sanctions, including FDA refusal to approve applications, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, fines and/or criminal prosecution.

The steps required before a biologic may be approved for marketing in the United States generally include:

- preclinical laboratory tests and animal tests;

- submission to the FDA of an Investigational New Drug Application for human clinical testing, which must become effective before human clinical trials may commence;
- adequate and well-controlled human clinical trials to establish the safety and efficacy of the product;
- submission to the FDA of a BLA;
- FDA pre-approval inspection of product manufacturers; and
- FDA review and approval of BLA.

Preclinical studies include laboratory evaluation, as well as animal studies to assess the potential safety and efficacy of the product candidate. Preclinical safety tests must be conducted in compliance with FDA regulations regarding good laboratory practices. The results of the preclinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an Investigational New Drug Application, or IND, which must become effective before human clinical trials may be commenced. The IND will automatically become effective 30 days after receipt by the FDA, unless the FDA before that time raises concerns about the drug candidate or the conduct of the trials as outlined in the IND. The IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can proceed. We cannot assure you that submission of an IND will result in FDA authorization to commence clinical trials or that once commenced, other concerns will not arise.

Clinical trials involve the administration of the investigational product to healthy volunteers or to patients, under the supervision of qualified principal investigators. Each clinical study at each clinical site must be reviewed and approved by an independent institutional review board, prior to the recruitment of subjects.

Clinical trials are typically conducted in three sequential phases, but the phases may overlap and different trials may be initiated with the same drug candidate within the same phase of development in similar or differing patient populations. Phase 1 studies may be conducted in a limited number of patients, but are usually conducted in healthy volunteer subjects. The drug is usually tested for safety and, as appropriate, for absorption, metabolism, distribution, excretion, pharmaco-dynamics and pharmaco-kinetics.

Phase 2 usually involves studies in a larger, but still limited patient population to evaluate preliminarily the efficacy of the drug candidate for specific, targeted indications; to determine dosage tolerance and optimal dosage; and to identify possible short-term adverse effects and safety risks.

Phase 3 trials are undertaken to further evaluate clinical efficacy of a specific endpoint and to test further for safety within an expanded patient population at geographically dispersed clinical study sites. Phase 1, Phase 2 or Phase 3 testing might not be completed successfully within any specific time period, if at all, with respect to any of our product candidates. Results from one trial are not necessarily predictive of results from later trials. Furthermore, the FDA may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

The results of the preclinical studies and clinical trials, together with other detailed information, including information on the manufacture and composition of the product, are submitted to the FDA as part of a BLA requesting approval to market the product candidate. Under the Prescription Drug User Fee Act, as amended, the fees payable to the FDA for reviewing a BLA, as well as annual fees for commercial manufacturing establishments and for approved products, can be substantial. Each BLA submitted to the FDA for approval is typically reviewed for administrative completeness and reviewability within 45 to 60 days following submission of the application. If found complete, the FDA will "file" the BLA, thus triggering a full review of the application. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable. The FDA's established goals for the review of a BLA is six months for Priority applications and 10 months for Standard applications, whereupon a review decision is to be made. The FDA, however, may not approve a drug within these established goals and its review goals are subject to change from time to time. Further, the outcome of the review, even if generally favorable, may not be an actual approval but an "action letter" that describes additional work that must be done before the application can be approved. Before approving a BLA, the FDA may inspect the facilities at which the product is manufactured and will not approve the product unless current Good Manufacturing Practices, or cGMP, compliance is satisfactory. The FDA may deny approval of a BLA if applicable statutory or regulatory criteria are not satisfied, or may require additional testing or information, which can delay the approval process. FDA approval of any application may include many delays or never be granted. If a product is approved, the approval will impose limitations on the indicated uses for which the product may be marketed, may require that warning statements be included in the product labeling, and may require that additional studies be conducted following approval as a condition of the approval, may impose restrictions and conditions on product distribution, prescribing or dispensing in the form of a risk management plan, or otherwise limit the scope of any approval. To market a product for other indicated uses, or to make certain manufacturing or other changes requires FDA review and approval of a BLA Supplement or new BLA. Further post—marketing testing and surveillance to monitor the safety or efficacy of a product is required. Also, product approvals may be withdrawn if compliance with regulatory standards is not maintained or if safety or manufacturing problems occur following initial marketing. In addition new government requirements may be established that could delay or prevent regulatory approval of our product candidates under development.

The United States Congress and regulatory authorities, including the FDA, are considering whether an abbreviated approval process for so-called generic or "follow-on" biological products should be adopted. An abbreviated approval process is currently available under the Federal Food, Drug and Cosmetic Act for generic versions of conventional chemical drug compounds, sometimes referred to as small molecule compounds, but not for biological products approved under the Public Health Service Act through a BLA. Currently, an applicant for a generic version of a small molecule compound only has to reference in its application an approved product for which full clinical data demonstrating safety and effectiveness exist for the approved conditions of use; demonstrate that its product has the same active ingredients, dosage form, strength, route of administration and conditions of use and is absorbed in the body at the same rate and to the same extent as the referenced approved drug; include certifications to non-infringement of valid patents listed with the FDA for the referenced approved drug; and await the expiration of any non-patent exclusivity. Various proposals have been made to establish an abbreviated approval process to permit approval of generic or follow-on versions of biological products. It is unclear as to when, or if, any such proposals may be adopted but any such abbreviated approval process could have a material impact on our business as follow-on products may be significantly less costly to bring to market and may be priced significantly lower than our products would be.

Both before and after the FDA approves a product, the manufacturer and the holder or holders of the BLA for the product are subject to comprehensive regulatory oversight. For example, quality control and manufacturing procedures must conform to cGMP requirements, and the FDA periodically inspects manufacturing facilities to assess compliance with cGMP. Accordingly, manufacturers must continue to spend time, money and effort to maintain cGMP compliance.

Orphan Drug Designation

We have received orphan drug designation from the FDA for KALBITOR. Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a "rare disease or condition," which generally is a disease or condition that affects fewer than 200,000 individuals in the United States. Orphan drug designation must be requested before submitting a BLA. After the FDA grants orphan drug designation, the generic identity of the therapeutic agent and its potential orphan use are publicly disclosed by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. If a product which has an orphan drug designation subsequently receives the first FDA approval for the indication for which it has such designation, the product is entitled to orphan exclusivity, i.e., the FDA may not approve any other applications to market the same drug for the same indication for a period of seven years, except in limited circumstances.

Foreign Regulation

In addition to regulations in the United States, we are subject to a variety of foreign regulatory requirements governing human clinical trials and marketing approval for drugs. The foreign regulatory approval process includes all of the risks associated with FDA approval set forth above, as well as additional country-specific regulations. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

For example, under European Union regulatory systems, we may submit marketing authorizations either under a centralized or decentralized procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states. The decentralized procedure provides for mutual recognition of national approval decisions, and the holder of a national marketing authorization may submit an application to the remaining member states.

Reimbursement

Sales of pharmaceutical products depend in significant part on the coverage and reimbursement policies of government programs, including Medicare and Medicaid in the United States, and other third-party payers. These health insurance programs may restrict coverage of some products by using payer formularies under which only selected drugs are covered, variable co-payments that make drugs that are not preferred by the payer more expensive for patients, and by using utilization management controls, such as requirements for prior authorization or prior failure on another type of treatment. Payers may especially impose these obstacles to coverage for higher-priced drugs, and consequently KALBITOR may be subject to payer-driven restrictions.

In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices and/or reimbursement of medicinal products for human use. A member state may approve a specific price or level of reimbursement for the medicinal product, or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market.

In furtherance of our efforts to facilitate access to KALBITOR in the United States, we have created the KALBITOR Access program, a treatment support service for patients with HAE and their healthcare providers. KALBITOR case managers provide education about HAE and KALBITOR and help facilitate solutions for reimbursement, coverage and treatment site coordination.

OUR BUSINESS STRATEGY

Our strategic goal is to develop new biotherapeutics for unmet medical needs, with an emphasis on inflammatory and oncology indications. We intend to accomplish this goal through the following activities:

- *KALBITOR.* We will continue to focus our internal efforts on the commercialization of KALBITOR for treatment of acute attacks of HAE. We are commercializing KALBITOR on our own in the United States and intend to establish partnerships in other major markets.
- *DX-88 Franchise.* We plan to expand our development of DX-88 beyond HAE in other angioedema indications, including acquired and ACE inhibitor-induced angioedemas. In addition to the development in angioedema indications, ongoing development of DX-88 is being conducted by partners in other indications. We will continue to explore the therapeutic potential of DX-88 in other potential indications as well.
- *Emerging Pipeline and Phage Display Technology.* We will continue to use our proprietary phage display technology to identify new drug candidates and advance others within our preclinical pipeline. These preclinical drug candidates may be developed independently or through strategic partnerships with other biotechnology and pharmaceutical companies. Although we will continue to seek to retain ownership and control of our internally discovered drug candidates by taking them further into preclinical and clinical development, we will also partner certain candidates, as we have with our DX-2240 antibody, in order to balance the risks associated with drug discovery and maximize return for our stockholders.
- *Licensing and Funded Research Program.* We will also continue to leverage our phage display technology through our LFRP in order to generate ongoing future revenues and to gain rights to co-develop and/or co-promote drug candidates identified by certain of our collaborators.

OUR CORPORATE INFORMATION

We are a Delaware corporation, incorporated in 1989, and merged with Protein Engineering Corporation in 1995. Our principal executive offices are located at 300 Technology Square, Cambridge, Massachusetts 02139, and our telephone number is (617) 225-2500. Our web site address is http://www.dyax.com.

Segment Information

We provide financial information by geographical area in Note 14 to our Consolidated Financial Statements included in Item 8 of this report. We are incorporating that information into this section by this reference.

Employees

As of February 1, 2010, we had 121 employees, including 21 with Ph.D.s and/or M.D.s. Approximately 54 of our employees are in research and development, and 67 in marketing, business development and administration. Our workforce is non-unionized, and we believe that our relations with employees are good.

Additional Information

We make our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to these reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 available without charge through our website, www.dyax.com, as soon as reasonably practicable after filing them with the Securities and Exchange Commission. Information contained on the website is not part of this report.

ITEM 1A. RISK FACTORS

Risks Related To Our Business

We have a history of net losses, expect to incur significant additional net losses and may never achieve or sustain profitability.

We have incurred net losses since our inception in 1989, including net losses of $62.4 million, $66.5 million and $56.3 million for the years ended December 31, 2009, 2008 and 2007, respectively. As of December 31, 2009, we had an accumulated deficit of approximately $417.8 million. We expect to incur substantial additional net losses over the next several years as our research, development, preclinical testing, clinical trial and commercial activities increase.

We have generated minimal revenue from product sales to date, and it is possible that we will never have significant product sales revenue. Currently, we generate most of our revenue from collaborators through license and milestone fees, research and development funding, and maintenance fees that we receive in connection with the licensing of our phage display technology. To become profitable, we, either alone or with our collaborators, must successfully develop, manufacture and market our current product candidates, including KALBITOR, and other products and continue to leverage our phage display technology to generate research funding and licensing revenue. It is possible that we will never have significant product sales revenue or receive significant royalties on our licensed product candidates or licensed technology in order to achieve or sustain future profitability.

We will need substantial additional capital in the future and may be unable to raise the capital that we will need to sustain our operations.

We require significant capital to fund our operations to commercialize KALBITOR and to develop and commercialize other product candidates. Our future capital requirements will depend on many factors, including:

- future sales levels of KALBITOR and other commercial products and the profitability of such sales, if any;
- the timing and cost to develop, obtain regulatory approvals for and commercialize our pipeline products;
- maintaining or expanding our existing collaborative and license arrangements and entering into additional arrangements on terms that are favorable to us;
- the amount and timing of milestone and royalty payments from our collaborators and licensees related to their progress in developing and commercializing products;
- our decision to manufacture, or have third parties manufacture, the materials used in KALBITOR and other pipeline products;
- competing technological and market developments;
- the progress of our drug discovery and development programs;
- the costs of prosecuting, maintaining, defending and enforcing our patents and other intellectual property rights;
- the amount and timing of additional capital equipment purchases; and
- the overall condition of the financial markets.

We expect that existing cash, cash equivalents, and investments together with anticipated cash flow from existing product development, collaborations and license fees will be sufficient to support our current operations into 2011. We will need additional funds if our cash requirements exceed our current expectations or if we generate less revenue than we expect.

We may seek additional funding through collaborative arrangements, and public or private financings (including our existing equity line of credit), or other means. We may not be able to obtain financing on acceptable terms or at all, and we may not be able to enter into additional collaborative arrangements. Arrangements with collaborators or others may require us to relinquish rights to certain of our technologies, product candidates or products. The terms of any financing may adversely affect the holdings or the rights of our stockholders and if we are unable to obtain funding on a timely basis, we may be required to curtail significantly our research, development or commercialization programs which could adversely affect our business prospects.

Our revenues and operating results have fluctuated significantly in the past, and we expect this to continue in the future.

Our revenues and operating results have fluctuated significantly on a quarter to quarter basis. We expect these fluctuations to continue in the future. Fluctuations in revenues and operating results will depend on:

- the future sales of KALBITOR, if any, and related costs to commercialize the product;
- the cost and timing of our increased research and development, manufacturing and commercialization expenditures;
- the establishment of new collaborative and licensing arrangements;
- the timing and results of clinical trials, including a failure to receive the required regulatory approvals to commercialize our product candidates;
- the timing, receipt and amount of payments, if any, from current and prospective collaborators, including the completion of certain milestones; and
- revenue recognition and other accepted accounting policies.

Our revenues and costs in any period are not reliable indicators of our future operating results. If the revenues we receive are less than the revenues we expect for a given fiscal period, then we may be unable to reduce our expenses quickly enough to compensate for the shortfall. In addition, our fluctuating operating results may fail to meet the expectations of securities analysts or investors which may cause the price of our common stock to decline.

We depend heavily on the success of our lead product, KALBITOR, which was approved in the United States for treatment of acute attacks of HAE in patients 16 years and older.

Our ability to generate product sales will depend on commercial success of KALBITOR in the United States and whether physicians, patients and healthcare payers view KALBITOR as therapeutically effective relative to cost. We initiated the commercial launch of KALBITOR in the United States in February 2010.

The commercial success of KALBITOR and our ability to generate and increase product sales will depend on several factors, including the following:

- the number of patients with HAE who are diagnosed with the disease and identified to us;
- the number of patients with HAE that may be treated with KALBITOR;
- HAE patient's ability to obtain and maintain sufficient coverage or reimbursement by third-party payers;

- acceptance of KALBITOR in the medical community;
- ability to effectively market and distribute KALBITOR in the United States;
- the maintenance of marketing approval in the United States and the receipt and maintenance of marketing approval from foreign regulatory authorities; and
- establishment and maintenance of commercial manufacturing capabilities ourselves or through third-party manufacturers.

If we are unable to develop sales of KALBITOR in the United States and commercialize KALBITOR in additional countries or if we are significantly delayed or limited in doing so, our business prospects would be adversely affected.

Because the target patient population of KALBITOR for treatment of HAE is small and has not been definitively determined, we must be able to successfully identify HAE patients and achieve a significant market share in order to achieve or maintain profitability.

The prevalence of HAE patients which has been estimated at approximately 1 in 10,000 to 1 in 50,000 people around the world, has not been definitively determined. There can be no guarantee that any of our programs will be effective at identifying HAE patients and the number of HAE patients in the United States may turn out to be lower than expected or may not otherwise utilize treatment with KALBITOR, all of which would adversely affect our results of operations and business prospects.

If HAE patients are unable to obtain and maintain reimbursement for KALBITOR from government health administration authorities, private health insurers and other organizations, KALBITOR may be too costly for regular use and our ability to generate product sales would be harmed.

We may not be able to sell KALBITOR on a profitable basis or our profitability may be reduced if we are required to sell our product at lower than anticipated prices or if reimbursement is unavailable or limited in scope or amount. KALBITOR is significantly more expensive than traditional drug treatments and most patients require some form of third party insurance coverage in order to afford its cost. Our future revenues and profitability will be adversely affected if HAE patients cannot depend on governmental, private and other third-party payers, such as Medicare and Medicaid in the United States or country specific governmental organizations, to defray the cost of KALBITOR. If these entities refuse to provide coverage and reimbursement with respect to KALBITOR or determine to provide a lower level of coverage and reimbursement than anticipated, KALBITOR may be too costly for general use, and physicians may not prescribe it.

In addition to potential restrictions on insurance coverage, the amount of reimbursement for KALBITOR may also reduce our ability to profitably commercialize KALBITOR. In the United States and elsewhere, there have been, and we expect there will continue to be, actions and proposals to control and reduce healthcare costs. Government and other third-party payers are challenging the prices charged for healthcare products and increasingly limiting and attempting to limit both coverage and level of reimbursement for prescription drugs.

It is possible that we will never have significant KALBITOR sales revenue in order to achieve or sustain future profitability.

We may not be able to gain or maintain market acceptance among the medical community or patients for KALBITOR which would prevent us from achieving or maintaining profitability in the future.

We cannot be certain that KALBITOR will gain or maintain market acceptance among physicians, patients, healthcare payers, and others. Although we have received regulatory approval for KALBITOR in the United States, such approval does not guarantee future revenue. We cannot predict whether physicians, other healthcare providers, government agencies or private insurers will determine that KALBITOR is safe and therapeutically effective relative to cost. Medical doctors' willingness to prescribe, and patients' willingness to accept, KALBITOR depends on many factors, including prevalence and severity of adverse side effects in both clinical trials and commercial use, effectiveness of our marketing strategy and the pricing of KALBITOR, publicity concerning our products or competing products, HAE patient's ability to obtain and maintain third-party coverage or reimbursement, and availability of alternative treatments. If KALBITOR fails to achieve market acceptance, we may not be able to market and sell it successfully, which would limit our ability to generate revenue and adversely affect our results of operations and business prospects.

If we fail to comply with continuing regulations, we could lose our approvals to market KALBITOR, and our business would be adversely affected.

We cannot guarantee that we will be able to maintain our regulatory approval for KALBITOR in the United States. We and our future partners, contract manufacturers and suppliers are subject to rigorous and extensive regulation by the FDA, other federal and state agencies, and governmental authorities in other countries. These regulations continue to apply after product approval, and cover, among other things, testing, manufacturing, quality control, labeling, advertising, promotion, adverse event reporting requirements, and export of biologics.

As a condition of approval for marketing KALBITOR, the FDA or governmental authorities in other countries may require us to conduct additional clinical trials. For example, in connection with the approval of KALBITOR in the United States, we have agreed to initiate a Phase 4 clinical study to evaluate immunogenicity and hypersensitivity with exposure to KALBITOR for treatment of acute attacks of HAE. The FDA can propose to withdraw approval if new clinical data or information shows that KALBITOR is not safe for use or determines that such study is inadequate. We are required to report any serious and unexpected adverse experiences and certain quality problems with KALBITOR to the FDA and other health agencies. We, the FDA or another health agency may have to notify healthcare providers of any such developments. The discovery of any previously unknown problems with KALBITOR, or its manufacturer may result in restrictions on KALBITOR, and the manufacturer or manufacturing facility, including withdrawal of KALBITOR from the market. Certain changes to an approved product, including the way it is manufactured or promoted, often require prior regulatory approval before the product as modified may be marketed.

Our third-party manufacturing facilities were subjected to inspection prior to grant of marketing approval and are subject to continued review and periodic inspections by the regulatory authorities. Any third party we would use to manufacture KALBITOR for sale must also be licensed by applicable regulatory authorities. Although we have established a corporate compliance program, we cannot guarantee that we are and will continue to be in compliance with all applicable laws and regulations. Failure to comply with the laws, including statutes and regulations, administered by the FDA or other agencies could result in:

- administrative and judicial sanctions, including warning letters;
- fines and other civil penalties;
- withdrawal of a previously granted approval;
- interruption of production;
- operating restrictions;
- product recall or seizure; injunctions; and
- criminal prosecution.

The discovery of previously unknown problems with a product, including KALBITOR, or the facility used to produce the product could result in a regulatory authority imposing restrictions on us, or could cause us to voluntarily adopt such restrictions, including withdrawal of KALBITOR from the market.

If we do not maintain our regulatory approval for KALBITOR in the United States, our results of operations and business prospects will be materially harmed.

If the use of KALBITOR harms people, or is perceived to harm patients even when such harm is unrelated to KALBITOR, our regulatory approvals could be revoked or otherwise negatively impacted and we could be subject to costly and damaging product liability claims.

The testing, manufacturing, marketing and sale of drugs for use in humans exposes us to product liability risks. Side effects and other problems from using KALBITOR could (1) lessen the frequency with which physicians decide to prescribe KALBITOR, (2) encourage physicians to stop prescribing KALBITOR to their patients who previously had been prescribed KALBITOR, (3) cause serious adverse events and give rise to product liability claims against us, and (4) result in our need to withdraw or recall KALBITOR from the marketplace. Some of these risks are unknown at this time.

We have tested KALBITOR in only a small number of patients. As more patients begin to use KALBITOR, new risks and side effects may be discovered, and risks previously viewed as inconsequential could be determined to be significant. Previously unknown risks and adverse effects of KALBITOR may also be discovered in connection with unapproved, or off-label, uses of KALBITOR. We do not promote, or in any way support or encourage the promotion of KALBITOR for off-label uses in violation of relevant law, but physicians are permitted to use products for off-label uses. In addition, we expect to study DX-88 in diseases other than HAE in controlled clinical settings, and expect independent investigators to do so as well. In the event of any new risks or adverse effects discovered as new patients are treated for HAE, regulatory authorities may revoke their approvals; we may be required to conduct additional clinical trials, make changes in labeling of KALBITOR, reformulate KALBITOR or make changes and obtain new approvals for our and our suppliers' manufacturing facilities. We may also experience a significant drop in the potential sales of KALBITOR, experience harm to our reputation and the reputation of KALBITOR in the marketplace or become subject to government investigations or lawsuits, including class actions. Any of these results could decrease or prevent any sales of KALBITOR or substantially increase the costs and expenses of commercializing and marketing KALBITOR.

We may be sued by people who use KALBITOR, whether as a prescribed therapy, during a clinical trial, during an investigator initiated study, or otherwise. Any informed consents or waivers obtained from people who enroll in our trials or use KALBITOR may not protect us from liability or litigation. Our product liability insurance may not cover all potential types of liabilities or may not cover certain liabilities completely. Moreover, we may not be able to maintain our insurance on acceptable terms. In addition, negative publicity relating to the use of KALBITOR or a product candidate, or to a product liability claim, may make it more difficult, or impossible, for us to market and sell KALBITOR. As a result of these factors, a product liability claim, even if successfully defended, could have a material adverse effect on our business, financial condition or results of operations.

During the course of treatment, patients may suffer adverse events, including death, for reasons that may or may not be related to KALBITOR. Such events could subject us to costly litigation, require us to pay substantial amounts of money to injured patients, delay, negatively impact or end our opportunity to receive or maintain regulatory approval to market KALBITOR, or require us to suspend or abandon our commercialization efforts. Even in a circumstance in which we do not believe that an adverse event is related to KALBITOR, the investigation into the circumstance may be time consuming or may be inconclusive. These investigations may interrupt our sales efforts, delay our regulatory approval process in other countries, or impact and limit the type of regulatory approvals KALBITOR receives or maintains.

Although we obtained regulatory approval of KALBITOR for treatment of acute attacks of HAE in patients 16 years and older in the United States, we may be unable to obtain regulatory approval for KALBITOR in any other territory.

Governments in countries outside the United States also regulate drugs distributed in such countries and facilities in such countries where such drugs are manufactured, and obtaining their approvals can also be lengthy, expensive and highly uncertain. The approval process varies from country to country and the requirements governing the conduct of clinical trials, product manufacturing, product licensing, pricing and reimbursement vary greatly from country to country. In certain jurisdictions, we are required to finalize operational, reimbursement, price approval and funding processes prior to marketing our products. We may not receive regulatory approval for KALBITOR in countries other than the United States on a timely basis, if ever. Even if approval is granted in any such country, the approval may require limitations on the indicated uses for which the drug may be marketed. Failure to obtain regulatory approval for KALBITOR in territories outside the United States could have a material adverse affect on our business prospects.

If we are unable to establish and maintain effective sales, marketing and distribution capabilities, or to enter into agreements with third parties to do so, we will be unable to successfully commercialize KALBITOR.

We are marketing and selling KALBITOR ourselves in the United States, and have only limited experience with marketing, sales or distribution of drug products. If we are unable to adequately establish the capabilities to sell, market and distribute KALBITOR, either ourself or by entering into agreements with others, or to maintain such capabilities, we will not be able to successfully sell KALBITOR. In that event, we will not be able to generate significant product sales. We cannot guarantee that we will be able to establish and maintain our own capabilities or enter into and maintain any marketing or distribution agreements with third-party providers on acceptable terms, if at all.

In the United States, we sell KALBITOR to ABSG which provides an exclusive distribution network for KALBITOR, including a call center to support its commercialization. ABSG in turn sells KALBITOR to health-care providers and hospitals. ABSG does not set or determine demand for KALBITOR. We expect our exclusive distribution arrangement with ABSG to continue for the foreseeable future. Our ability to successfully commercialize KALBITOR will depend, in part, on the extent to which we are able to provide adequate distribution of KALBITOR to patients through ABSG. It is possible that ABSG could change their policies or fees, or both, at some time in the future. This could result in their refusal to distribute smaller volume products such as KALBITOR, or cause higher product distribution costs, lower margins or the need to find alternative methods of distributing KALBITOR. Although we have contractual remedies to mitigate these risks for the three-year term of the contract with ABSG and we also believe we can find alternative distributors on a relatively short notice, our product sales during that period of time may suffer and we may incur additional costs to replace a distributor. A significant reduction in product sales to ABSG, any cancellation of orders they have made with us or any failure to pay for the products we have shipped to them could materially and adversely affect our results of operations and financial condition.

We have hired sales and marketing professionals for the commercialization of KALBITOR throughout the United States. Even with these sales and marketing personnel, we may not have the necessary size and experience of the sales and marketing force and the appropriate distribution capabilities necessary to successfully market and sell KALBITOR. Establishing and maintaining sales, marketing and distribution capabilities are expensive and time-consuming. Our expenses associated with building up and maintaining the sales force and distribution capabilities may be disproportional compared to the revenues we may be able to generate on sales of KALBITOR. We cannot guarantee that we will be successful in commercializing KALBITOR and a failure to do so would adversely affect our business prospects.

If we market KALBITOR in a manner that violates health care fraud and abuse laws, we may be subject to civil or criminal penalties.

In addition to FDA and related regulatory requirements, we are subject to health care "fraud and abuse" laws, such as the federal False Claims Act, the anti-kickback provisions of the federal Social Security Act, and other state and federal laws and regulations. Federal and state anti-kickback laws prohibit, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce, or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any health care item or service reimbursable under Medicare, Medicaid, or other federally or state financed health care programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, patients, purchasers and formulary managers on the other. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchasing, or recommending may be subject to scrutiny if they do not qualify for an exemption or safe harbor.

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to get a false claim paid. Pharmaceutical companies have been prosecuted under these laws for a variety of alleged promotional and marketing activities, such as allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product; reporting to pricing services inflated average wholesale prices that were then used by federal programs to set reimbursement rates; engaging in promotion for uses that the FDA has not approved, or "off-label" uses, that caused claims to be submitted to Medicaid for non-covered off-label uses; and submitting inflated best price information to the Medicaid Rebate Program.

Although physicians are permitted to, based on their medical judgment, prescribe products for indications other than those cleared or approved by the FDA, manufacturers are prohibited from promoting their products for such off-label uses. We market KALBITOR for acute attacks of HAE in patients 16 years and older and provide promotional materials and training programs to physicians regarding the use of KALBITOR for this indication. Although we believe our marketing, promotional materials and training programs for physicians do not constitute off-label promotion of KALBITOR, the FDA may disagree. If the FDA determines that our promotional materials, training or other activities constitute off-label promotion of KALBITOR, it could request that we modify our training or promotional materials or other activities or subject us to regulatory enforcement actions, including the issuance of a warning letter, injunction, seizure, civil fine and criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action if they believe that the alleged improper promotion led to the submission and payment of claims for an unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement. Even if it is later determined we are not in violation of these laws, we may be faced with negative publicity, incur significant expenses defending our position and have to divert significant management resources from other matters.

The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payer. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer's products from reimbursement under government programs, criminal fines, and imprisonment. Even if we are not determined to have violated these laws, government investigations into these issues typically require the expenditure of significant resources and generate negative publicity, which would also harm our financial condition. Because of the breadth of these laws and the narrowness of the safe harbors and because government scrutiny in this area is high, it is possible that some of our business activities could come under that scrutiny.

In recent years, several states and localities, including California, the District of Columbia, Maine, Massachusetts, Minnesota, Nevada, New Mexico, Vermont, and West Virginia, have enacted legislation requiring pharmaceutical companies to establish marketing compliance programs, and file periodic reports with the state or make periodic public disclosures on sales, marketing, pricing, clinical trials, and other activities. Similar legislation is being considered in other states. Many of these requirements are new and uncertain, and the penalties for failure to comply with these requirements are unclear. Nonetheless, although we have established compliance policies that comport with the Code of Interactions with Healthcare Providers adopted by Pharmaceutical Research Manufacturers of America (PhRMA Code) and the Office of Inspector General's (OIG) Compliance Program Guidance for Pharmaceutical Manufacturers, if we are found not to be in full compliance with these laws, we could face enforcement action and fines and other penalties, and could receive adverse publicity.

The FDA is requiring us to implement a Risk Evaluation and Mitigation Strategy (REMS) for KALBITOR. Additionally, the FDA or similar agencies in other jurisdictions may require us to restrict the distribution or use of KALBITOR or other future products or take other potentially limiting or costly actions if we or others identify side effects after the product is on the market.

The FDA is requiring that we implement a REMS for KALBITOR and conduct post-marketing studies to assess a risk of hypersensitivity reactions, including anaphylaxis. The REMS consists of a Medication Guide and a communication plan to healthcare providers.

Regulatory agencies could impose new requirements or change existing regulations or promulgate new ones at any time that may affect our ability to obtain or maintain approval of KALBITOR or future products or require significant additional costs to obtain or maintain such approvals. For example, the FDA or similar agencies in other jurisdictions may require us to restrict the distribution or use of KALBITOR, if we or others identify side effects after KALBITOR is on the market. Changes in KALBITOR's approval or restrictions on its use could make it difficult to achieve market acceptance, and we may not be able to market and sell KALBITOR successfully, or at all, which would limit our ability to generate product sales and adversely affect our results of operations and business prospects.

We rely on third-party manufacturers to produce our preclinical and clinical drug supplies and we intend to rely on third parties to produce commercial supplies of KALBITOR and any future approved product candidates. Any failure by a third-party manufacturer to produce supplies for us may delay or impair our ability to develop, obtain regulatory approval for or commercialize our product candidates.

We have relied upon a small number of third-party manufacturers for the manufacture of our product candidates for preclinical and clinical testing purposes and intend to continue to do so in the future. As a result, we depend on collaborators, partners, licensees and other third parties to manufacture clinical and commercial scale quantities of our biopharmaceutical candidates in a timely and effective manner and in accordance with government regulations. If these third party arrangements are not successful, it will adversely affect our ability to develop, obtain regulatory approval for or commercialize our product candidates.

We have identified only a few facilities that are capable of producing material for preclinical and clinical studies and we cannot assure you that they will be able to supply sufficient clinical materials during the clinical development of our biopharmaceutical candidates. Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured product candidates ourselves, including reliance on the third party for regulatory compliance and quality assurance, the possibility of breach of the manufacturing agreement by the third party because of factors beyond our control (including a failure to synthesize and manufacture our product candidates in accordance with our product specifications) and the possibility of termination or nonrenewal of the agreement by the third party, based on its own business priorities, at a time that is costly or damaging to us. In addition, the FDA and other regulatory authorities require that our product candidates be manufactured according to cGMP and similar foreign standards. Any failure by our third-party manufacturers to comply with cGMP or failure to scale up manufacturing processes, including any failure to deliver sufficient quantities of product candidates in a timely manner, could lead to a delay in, or failure to obtain, regulatory approval of any of our product candidates.

In addition, as our drug development pipeline increases and matures, we will have a greater need for clinical trial and commercial manufacturing capacity. We do not own or operate manufacturing facilities for the production of clinical or commercial quantities of our product candidates and we currently have no plans to build our own clinical or commercial scale manufacturing capabilities. To meet our projected needs for commercial manufacturing, third parties with whom we currently work will need to increase their scale of production or we will need to secure alternate suppliers.

We are dependent on a single contract manufacturer to produce drug substance for DX-88, which may adversely affect our ability to commercialize KALBITOR and other potential DX-88 products.

We currently rely on Avecia Biologics Limited (Avecia), which was recently acquired by Merck & Co., Inc. (Avecia), to produce the bulk drug substance used in the manufacture of KALBITOR and other potential DX-88 products. Our business, therefore, faces risks of difficulties with, and interruptions in, performance by Avecia, the occurrence of which could adversely impact the availability and/or sales of KALBITOR and other potential DX-88 products in the future. The failure of Avecia to supply manufactured product on a timely basis or at all, or to manufacture our drug substance in compliance with our specifications or applicable quality requirements or in volumes sufficient to meet demand could adversely affect our ability to sell KALBITOR and other potential DX-88 products, could harm our relationships with our collaborators or customers and could negatively affect our revenues and operating results. If the operations of Avecia are disrupted, we may be forced to secure alternative sources of supply, which may be unavailable on commercially acceptable terms, cause delays in our ability to deliver products to our customers, increase our costs and negatively affect our operating results.

In addition, failure to comply with applicable good manufacturing practices and other governmental regulations and standards could be the basis for action by the FDA or corresponding foreign agency to withdraw approval for KALBITOR or any other product previously granted to us and for other regulatory action, including recall or seizure, fines, imposition of operating restrictions, total or partial suspension of production or injunctions.

We do not currently have a long-term supply commercial supply agreement with Avecia for the production of DX-88 drug substance. We are working to establish a long-term supply contract with Avecia or an alternative contract manufacturer. However, we cannot guarantee that we will be able to enter into long-term supply contracts on commercially reasonable terms, or at all. We believe that our current supply of the DX-88 drug substance used to manufacture KALBITOR will be sufficient to meet market demand for KALBITOR well into 2011, but these estimates are subject to changes in market conditions and other factors beyond our control. If we are unable to execute a long-term supply agreement or otherwise secure a dependable source for drug substance before our current inventory of DX-88 drug substance is exhausted, it could adversely affect our ability to further develop and commercialize KALBITOR and other potential DX-88 products, generate revenue from product sales, increase our costs and negatively affect our operating results.

Our biopharmaceutical product candidates must undergo rigorous clinical trials which could substantially delay or prevent their development or marketing.

Before we can commercialize any biopharmaceutical product, we must engage in a rigorous clinical trial and regulatory approval process mandated by the FDA and analogous foreign regulatory agencies. This process is lengthy and expensive, and approval is never certain. Positive results from preclinical studies and early clinical trials do not ensure positive results in late stage clinical trials designed to permit application for regulatory approval. We cannot accurately predict when planned clinical trials will begin or be completed. Many factors affect patient enrollment, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, alternative therapies, competing clinical trials and new drugs approved for the conditions that we are investigating. As a result of all of these factors, our future trials may take longer to enroll patients than we anticipate. Such delays may increase our costs and slow down our product development and the regulatory approval process. Our product development costs will also increase if we need to perform more or larger clinical trials than planned. The occurrence of any of these events will delay our ability to commercialize products, generate revenue from product sales and impair our ability to become profitable, which may cause us to have insufficient capital resources to support our operations.

Products that we or our collaborators develop could take a significantly longer time to gain regulatory approval than we expect or may never gain approval. If we or our collaborators do not receive these necessary approvals, we will not be able to generate substantial product or royalty revenues and may not become profitable. We and our collaborators may encounter significant delays or excessive costs in our efforts to secure regulatory approvals. Factors that raise uncertainty in obtaining these regulatory approvals include the following:

- we must demonstrate through clinical trials that the proposed product is safe and effective for its intended use;
- we have limited experience in conducting the clinical trials necessary to obtain regulatory approval; and
- data obtained from preclinical and clinical activities are subject to varying interpretations, which could delay, limit or prevent regulatory approvals.

Regulatory authorities may delay, suspend or terminate clinical trials at any time if they believe that the patients participating in trials are being exposed to unacceptable health risks or if they find deficiencies in the clinical trial procedures. There is no guarantee that we will be able to resolve such issues, either quickly, or at all. In addition, our or our collaborators' failure to comply with applicable regulatory requirements may result in criminal prosecution, civil penalties and other actions that could impair our ability to conduct our business.

We lack experience in and/or capacity for conducting clinical trials and handling regulatory processes. This lack of experience and/or capacity may adversely affect our ability to commercialize any biopharmaceuticals that we may develop.

We have hired experienced clinical development and regulatory staff to develop and supervise our clinical trials and regulatory processes. However, we will remain dependent upon third party contract research organizations to carry out some of our clinical and preclinical research studies for the foreseeable future. As a result, we have had and will continue to have less control over the conduct of the clinical trials, the timing and completion of the trials, the required reporting of adverse events and the management of data developed through the trials than would be the case if we were relying entirely upon our own staff. Communicating with outside parties can also be challenging, potentially leading to mistakes as well as difficulties in coordinating activities. Outside parties may have staffing difficulties, may undergo changes in priorities or may become financially distressed, adversely affecting their willingness or ability to conduct our trials. For example, in 2008, the contract research organization collecting and assembling the data from our EDEMA4 trial announced that it was terminating that line of business, which forced us to find a new contractor and delay the filing of our BLA for HAE by almost two months. We may also experience unexpected cost increases that are beyond our control.

Problems with the timeliness or quality of the work of a contract research organization may lead us to seek to terminate the relationship and use an alternative service provider. However, changing our service provider may be costly and may delay our trials, and contractual restrictions may make such a change difficult or impossible. Additionally, it may be impossible to find a replacement organization that can conduct our trials in an acceptable manner and at an acceptable cost.

Government regulation of drug development is costly, time consuming and fraught with uncertainty, and our products in development cannot be sold if we do not gain regulatory approval.

We and our licensees and partners conduct research, preclinical testing and clinical trials for our product candidates. These activities are subject to extensive regulation by numerous state and federal governmental authorities in the United States, such as the FDA, as well as foreign countries, such as the EMEA in European countries, Canada and Australia. Currently, we are required in the United States and in foreign countries to obtain approval from those countries' regulatory authorities before we can manufacture (or have our third-party manufacturers produce), market and sell our products in those countries. The FDA and other United States and foreign regulatory agencies have substantial authority to fail to approve commencement of, suspend or terminate clinical trials, require additional testing and delay or withhold registration and marketing approval of our product candidates.

Obtaining regulatory approval has been and continues to be increasingly difficult and costly and takes many years, and if obtained is costly to maintain. With the occurrence of a number of high profile safety events with certain pharmaceutical products, regulatory authorities, and in particular the FDA, members of Congress, the United States Government Accountability Office (GAO), Congressional committees, private health/science foundations and organizations, medical professionals, including physicians and investigators, and the general public are increasingly concerned about potential or perceived safety issues associated with pharmaceutical and biological products, whether under study for initial approval or already marketed.

This increasing concern has produced greater scrutiny, which may lead to fewer treatments being approved by the FDA or other regulatory bodies, as well as restrictive labeling of a product or a class of products for safety reasons, potentially including a boxed warning or additional limitations on the use of products, pharmacovigilance programs for approved products or requirement of risk management activities related to the promotion and sale of a product.

If regulatory authorities determine that we or our licensees or partners conducting research and development activities on our behalf have not complied with regulations in the research and development of a product candidate, new indication for an existing product or information to support a current indication, then they may not approve the product candidate or new indication or maintain approval of the current indication in its current form or at all, and we will not be able to market and sell it. If we were unable to market and sell our product candidates, our business and results of operations would be materially and adversely affected.

Product liability and other claims arising in connection with the testing our product candidates in human clinical trials may reduce demand for our products or result in substantial damages.

We face an inherent risk of product liability exposure related to KALBITOR and the testing our product candidates in human clinical trials.

An individual may bring a product liability claim against us if KALBITOR or one of our product candidates causes, or merely appears to have caused, an injury. Moreover, in some of our clinical trials, we test our product candidates in indications where the onset of certain symptoms or "attacks" could be fatal. Although the protocols for these trials include emergency treatments in the event a patient appears to be suffering a potentially fatal incident, patient deaths may nonetheless occur. As a result, we may face additional liability if we are found or alleged to be responsible for any such deaths.

These types of product liability claims may result in:

- decreased demand for KALBITOR and other product candidates;
- injury to our reputation;
- withdrawal of clinical trial volunteers;
- related litigation costs; and
- substantial monetary awards to plaintiffs.

Although we currently maintain product liability insurance, we may not have sufficient insurance coverage, and we may not be able to obtain sufficient coverage at a reasonable cost. Our inability to obtain product liability insurance at an acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of any products that we or our collaborators develop, including KALBITOR. If we are successfully sued for any injury caused by our products or processes, then our liability could exceed our product liability insurance coverage and our total assets.

Competition and technological change may make our potential products and technologies less attractive or obsolete.

We compete in industries characterized by intense competition and rapid technological change. New developments occur and are expected to continue to occur at a rapid pace. Discoveries or commercial developments by our competitors may render some or all of our technologies, products or potential products obsolete or non-competitive.

Our principal focus is on the development of human therapeutic products. We plan to conduct research and development programs to develop and test product candidates and demonstrate to appropriate regulatory agencies that these products are safe and effective for therapeutic use in particular indications. Therefore our principal competition going forward, as further described below, will be companies who either are already marketing products in those indications or are developing new products for those indications. Many of our competitors have greater financial resources and experience than we do.

For KALBITOR as a treatment for HAE, our principal competitors include:

- ViroPharma Inc.—In October 2008, ViroPharma received FDA approval for its plasma-derived C1-esterase inhibitor, known as Cinryze™, which is administered intravenously. Cinryze was approved for routine prophylaxis against angioedema attacks in adolescent and adult patients with HAE, and has orphan drug designation from the FDA. Cinryze was launched in December 2008. ViroPharma also submitted a supplemental Biologics License Application to the FDA for the use of Cinryze as a treatment for acute attacks of HAE, and on June 3, 2009, the FDA issued a complete response letter requesting that ViroPharma conduct an additional clinical study. In June 2009, FDA approved patient labeling for Cinryze to include self-administration for routine prophylaxis, once patients are properly trained by their healthcare provider.
- CSL Behring—In October 2009, CSL Behring received FDA approval for its plasma-derived C1-esterase inhibitor, known as Berinert®, which is administered intravenously. Berinert was

approved for treatment of acute abdominal or facial attacks of HAE in adult and adolescent patients, and has orphan drug designation from the FDA. Berinert was launched in the US in January 2010. CSL Behring also completed Mutual Recognition Procedure in December 2008, allowing the sale of Berinert® P in more than 20 European countries. Berinert® P has been sold in a subset of European countries since 1985.

- Jerini AG/Shire plc—Jerini AG received European Union market approval in July 2008 for its bradykinin receptor antagonist, known as Firazyr®, which is delivered by subcutaneous injection. In April 2008, the FDA issued a Not Approvable letter for Firazyr. Firazyr has orphan drug designations from the FDA and in Europe. Jerini/Shire initiated a new Phase 3 United States trial in June 2009.
- Pharming Group NV—Pharming filed for market approval from the EMA for its recombinant C1-esterase inhibitor, known as Rhucin®, which is delivered intravenously. In December 2007 and March 2008, Pharming received negative opinions from the EMA. In September 2009, Pharming filed a new MAA with the EMA. In January 2010, the company reported that it has received the Day 120 List of Questions from the Committee for Medicinal Products for Human Use and that at this stage, no major concerns have been raised. Pharming has also reported that a pre-BLA meeting with the FDA occurred in December 2009. Rhucin has Fast Track status from the FDA and orphan drug designations from the FDA and in Europe.

Other competitors include companies that market or are developing corticosteroid drugs or other anti-inflammatory compounds.

The principal competitors for DX-88 as a treatment for reducing blood loss in cardiac surgery procedures, are manufacturers of aminocaproic acid, a drug used in this indication. A number of other organizations, including Novo Nordisk A/S, Pfizer Inc., Vanderbilt University and The Medicines Company, are developing other products for this indication.

For our potential oncology product candidates, our potential competitors include numerous pharmaceutical and biotechnology companies, many of which have greater financial resources and experience than we do.

In addition, most large pharmaceutical companies seek to develop orally available small molecule compounds against many of the targets for which we and others are seeking to develop antibody, peptide and/or small protein products.

Our phage display technology is one of several technologies available to generate libraries of compounds that can be leveraged to discover new antibody, peptide and/or small protein products. The primary competing technology platforms that pharmaceutical, diagnostics and biotechnology companies use to identify antibodies that bind to a desired target are transgenic mouse technology and the humanization of murine antibodies derived from hybridomas. Medarex (a wholly-owned subsidiary of Bristol-Myers Squibb), Genmab A/S, and PDL Biopharma are leaders in these technologies. Further, other companies such as BioInvent International AB and XOMA Ltd. have access to phage display technology and compete with us by offering licenses and research services to pharmaceutical and biotechnology companies.

In addition, we may experience competition from companies that have acquired or may acquire technology from universities and other research institutions. As these companies develop their technologies, they may develop proprietary positions that may prevent us from successfully commercializing our products.

If we fail to establish and maintain strategic license, research and collaborative relationships, or if our collaborators are not able to successfully develop and commercialize product candidates, our ability to generate revenues could be adversely affected.

Our business strategy includes leveraging certain product candidates, as well as our proprietary phage display technology, through collaborations and licenses that are structured to generate revenues through license fees, technical and clinical milestone payments, and royalties. We have entered into, and anticipate continuing to enter into, collaborative and other similar types of arrangements with third parties to develop, manufacture and market drug candidates and drug products.

In addition, for us to continue to receive any significant payments from our LFRP related licenses and collaborations and generate sufficient revenues to meet the required payments under our agreement with Cowen Healthcare, the relevant product candidates must advance through clinical trials, establish safety and efficacy, and achieve regulatory approvals, obtain market acceptance and generate revenues.

Reliance on license and collaboration agreements involves a number of risks as our licensees and collaborators:

- are not obligated to develop or market product candidates discovered using our phage display technology;
- may not perform their obligations as expected, or may pursue alternative technologies or develop competing products;
- control many of the decisions with respect to research, clinical trials and commercialization of product candidates we discover or develop with them or have licensed to them;
- may terminate their collaborative arrangements with us under specified circumstances, including, for example, a change of control, with short notice; and
- may disagree with us as to whether a milestone or royalty payment is due or as to the amount that is due under the terms of our collaborative arrangements.

We cannot assure you that we will be able to maintain our current licensing and collaborative efforts, nor can we assure the success of any current or future licensing and collaborative relationships. An inability to establish new relationships on terms favorable to us, work successfully with current licensees and collaborators, or failure of any significant portion of our LFRP related licensing and collaborative efforts would result in a material adverse impact on our business, operating results and financial condition.

Our success depends significantly upon our ability to obtain and maintain intellectual property protection for our products and technologies and upon third parties not having or obtaining patents that would prevent us from commercializing any of our products.

We face risks and uncertainties related to our intellectual property rights. For example:

- we may be unable to obtain or maintain patent or other intellectual property protection for any products or processes that we may develop or have developed;
- third parties may obtain patents covering the manufacture, use or sale of these products or processes, which may prevent us from commercializing any of our products under development globally or in certain regions; or
- our patents or any future patents that we may obtain may not prevent other companies from competing with us by designing their products or conducting their activities so as to avoid the coverage of our patents.

Patent rights relating to our phage display technology are central to our LFRP. As part of our LFRP, we generally seek to negotiate license agreements with parties practicing technology covered by our patents. In countries where we do not have and/or have not applied for phage display patent rights, we will be unable to prevent others from using phage display or developing or selling products or technologies derived using phage display. In addition, in jurisdictions where we have phage display patent rights, we may be unable to prevent others from selling or importing products or technologies derived elsewhere using phage display. Any inability to protect and enforce such phage display patent rights, whether by any inability to license or any invalidity of our patents or otherwise, could negatively affect future licensing opportunities and revenues from existing agreements under the LFRP.

In all of our activities, we also rely substantially upon proprietary materials, information, trade secrets and know-how to conduct our research and development activities and to attract and retain collaborators, licensees and customers. Although we take steps to protect our proprietary rights and information, including the use of confidentiality and other agreements with our employees and consultants and in our academic and commercial relationships, these steps may be inadequate, these agreements may be violated, or there may be no adequate remedy available for a violation. Also, our trade secrets or similar technology may otherwise become known to, or be independently developed or duplicated by, our competitors.

Before we and our collaborators can market some of our processes or products, we and our collaborators may need to obtain licenses from other parties who have patent or other intellectual property rights covering those processes or products. Third parties have patent rights related to phage display, particularly in the area of antibodies. While we have gained access to key patents in the antibody area through the cross licenses with Affimed Therapeutics AG, Affitech AS, Biosite Incorporated (now owned by Inverness Medical Innovations), CAT, Domantis Limited (a wholly-owned subsidiary of GlaxoSmithKline), Genentech, Inc. and XOMA Ireland Limited, other third party patent owners may contend that we need a license or other rights under their patents in order for us to commercialize a process or product. In addition, we may choose to license patent rights from other third parties. In order for us to commercialize a process or product, we may need to license the patent or other rights of other parties. If a third party does not offer us a needed license or offers us a license only on terms that are unacceptable, we may be unable to commercialize one or more of our products. If a third party does not offer a needed license to our collaborators and as a result our collaborators stop work under their agreement with us, we might lose future milestone payments and royalties, which would adversely affect us. If we decide not to seek a license, or if licenses are not available on reasonable terms, we may become subject to infringement claims or other legal proceedings, which could result in substantial legal expenses. If we are unsuccessful in these actions, adverse decisions may prevent us from commercializing the affected process or products and could require us to pay substantial monetary damages.

We seek affirmative rights of license or ownership under existing patent rights relating to phage display technology of others. For example, through our patent licensing program, we have secured a limited freedom to practice some of these patent rights pursuant to our standard license agreement, which contains a covenant by the licensee that it will not sue us under certain of the licensee's phage display improvement patents. We cannot guarantee, however, that we will be successful in enforcing any agreements from our licensees, including agreements not to sue under their phage display improvement patents, or in acquiring similar agreements in the future, or that we will be able to obtain commercially satisfactory licenses to the technology and patents of others. If we cannot obtain and maintain these licenses and enforce these agreements, this could have a material adverse impact on our business.

Proceedings to obtain, enforce or defend patents and to defend against charges of infringement are time consuming and expensive activities. Unfavorable outcomes in these proceedings could limit our patent rights and our activities, which could materially affect our business.

Obtaining, protecting and defending against patent and proprietary rights can be expensive. For example, if a competitor files a patent application claiming technology also invented by us, we may have to participate in an expensive and time-consuming interference proceeding before the United States Patent and Trademark Office to address who was first to invent the subject matter of the claim and whether that subject matter was patentable. Moreover, an unfavorable outcome in an interference proceeding could require us to cease using the technology or to attempt to license rights to it from the prevailing party. Our business would be harmed if a prevailing third party does not offer us a license on terms that are acceptable to us.

In patent offices outside the United States, we may be forced to respond to third party challenges to our patents. For example, our first phage display patent in Europe, European Patent No. 436,597, known as the 597 Patent, was ultimately revoked in 2002 in proceedings in the European Patent Office. We are not able to prevent other parties from using certain aspects of our phage display technology in Europe.

The issues relating to the validity, enforceability and possible infringement of our patents present complex factual and legal issues that we periodically reevaluate. Third parties have patent rights related to phage display, particularly in the area of antibodies. While we have gained access to key patents in the antibody area through our cross-licensing agreements with Affimed, Affitech, Biosite, Domantis, Genentech, XOMA and CAT, other third party patent owners may contend that we need a license or other rights under their patents in order for us to commercialize a process or product. In addition, we may choose to license patent rights from third parties. While we believe that we will be able to obtain any needed licenses, we cannot assure you that these licenses, or licenses to other patent rights that we identify as necessary in the future, will be available on reasonable terms, if at all. If we decide not to seek a license, or if licenses are not available on reasonable terms, we may become subject to infringement claims or other legal proceedings, which could result in substantial legal expenses. If we are unsuccessful in these actions, adverse decisions may prevent us from commercializing the affected process or products. Moreover, if we are unable to maintain the covenants with regard to phage display improvements that we obtain from our licensees through our patent licensing program and the licenses that we have obtained to third party phage display patent rights, it could have a material adverse effect on our business.

We would expect to incur substantial costs in connection with any litigation or patent proceeding. In addition, our management's efforts would be diverted, regardless of the results of the litigation or proceeding. An unfavorable result could subject us to significant liabilities to third parties, require us to cease manufacturing or selling the affected products or using the affected processes, require us to license the disputed rights from third parties or result in awards of substantial damages against us. Our business will be harmed if we cannot obtain a license, can obtain a license only on terms we consider to be unacceptable or if we are unable to redesign our products or processes to avoid infringement.

In all of our activities, we substantially rely on proprietary materials and information, trade secrets and know-how to conduct research and development activities and to attract and retain collaborative partners, licensees and customers. Although we take steps to protect these materials and information, including the use of confidentiality and other agreements with our employees and consultants in both academic commercial relationships, we cannot assure you that these steps will be adequate, that these agreements will not be violated, or that there will be an available or sufficient remedy for any such violation, or that others will not also develop the same or similar proprietary information.

Failure to meet our Cowen Healthcare debt service obligations could adversely affect our financial condition and our loan agreement obligations could impair our operating flexibility.

We have a loan with Cowen Healthcare which has an aggregate principal balance of $59.7 million at December 31, 2009. The loan bears interest at a rate of 16% per annum for Tranche A and 21.5% per annum for Tranche B payable quarterly, all of which matures in August 2016. In connection with the loan, we have entered into a security agreement granting Cowen Healthcare a security interest in substantially all of the assets related to our LFRP. We are required to repay the loan based on a percentage of LFRP related revenues, including royalties, milestones, and license fees received by us under the LFRP. If the LFRP revenues for any quarterly period are insufficient to cover the cash interest due for that period, the deficiency may be added to the outstanding loan principal or paid in cash by us. We may prepay the loan in whole or in part at any time after August 2012. In the event of certain changes of control or mergers or sales of all or substantially all of our assets, any or all of the loan may become due and payable at Cowen Healthcare's option, including a prepayment premium prior to August 2012. We must comply with certain loan covenants which if not observed could make all loan principal, interest and all other amounts payable under the loan immediately due and payable.

Our obligations under the Cowen Healthcare agreement require that we dedicate a substantial portion of cash flow from our LFRP receipts to service the loan, which will reduce the amount of cash flow available for other purposes. If the LFRP fails to generate sufficient receipts to fund quarterly principal and interest payments to Cowen, we will be required to fund such obligations from cash on hand or from other sources, further decreasing the funds available to operate our business. In the event that amounts due under the loan are accelerated, payment would significantly reduce our cash, cash equivalents and short-term investments and we may not have sufficient funds to pay the debt if any of it is accelerated.

As a result of the security interest granted to Cowen Healthcare, we may not sell our rights to part or all of those assets, or take certain other actions, without first obtaining permission from Cowen. This requirement could delay, hinder or condition our ability to enter into corporate partnerships or strategic alliances with respect to these assets.

The obligations and restrictions under the Cowen Healthcare agreement may limit our operating flexibility, make it difficult to pursue our business strategy and make us more vulnerable to economic downturns and adverse developments in our business.

If we lose or are unable to hire and retain qualified personnel, then we may not be able to develop our products or processes.

We are highly dependent on qualified scientific and management personnel, and we face intense competition from other companies and research and academic institutions for qualified personnel. If we lose an executive officer, a manager of one of our principal business units or research programs, or a significant number of any of our staff or are unable to hire and retain qualified personnel, then our ability to develop and commercialize our products and processes may be delayed which would have an adverse effect on our business, financial condition, and results of operations.

We use and generate hazardous materials in our business, and any claims relating to the improper handling, storage, release or disposal of these materials could be time-consuming and expensive.

Our phage display research and development involves the controlled storage, use and disposal of chemicals and solvents, as well as biological and radioactive materials. We are subject to foreign, federal, state and local laws and regulations governing the use, manufacture and storage and the handling and disposal of materials and waste products. Although we believe that our safety procedures for handling and disposing of these hazardous materials comply with the standards prescribed by laws and regulations, we cannot completely eliminate the risk of contamination or injury from hazardous materials. If an accident occurs, an injured party could seek to hold us liable for any damages that result and any liability could exceed the limits or fall outside the coverage of our insurance. We may not be able to maintain insurance on acceptable terms, or at all. We may incur significant costs to comply with current or future environmental laws and regulations.

Our business is subject to risks associated with international contractors and exchange rate risk.

Since the closing of our European subsidiary operations in 2008, none of our business is conducted in currencies other than our reporting currency, the United States dollar. We do, however, rely on an international contract manufacturer for the production of our drug substance for DX-88. We recognize foreign currency gains or losses arising from our transactions in the period in which we incur those gains or losses. As a result, currency fluctuations among the United States dollar and the currencies in which we do business have caused foreign currency transaction gains and losses in the past and will likely do so in the future. Because of the variability of currency exposures and the potential volatility of currency exchange rates, we may suffer significant foreign currency transaction losses in the future due to the effect of exchange rate fluctuations.

Compliance with changing regulations relating to corporate governance and public disclosure may result in additional expenses.

Keeping abreast of, and in compliance with, changing laws, regulations, and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations, and NASDAQ Global Market rules, have required an increased amount of management attention and external resources. We intend to invest all reasonably necessary resources to comply with evolving corporate governance and public disclosure standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

We may not succeed in acquiring technology and integrating complementary businesses.

We may acquire additional technology and complementary businesses in the future. Acquisitions involve many risks, any one of which could materially harm our business, including:

- the diversion of management's attention from core business concerns;
- the failure to exploit acquired technologies effectively or integrate successfully the acquired businesses;
- the loss of key employees from either our current business or any acquired businesses; and
- the assumption of significant liabilities of acquired businesses.

We may be unable to make any future acquisitions in an effective manner. In addition, the ownership represented by the shares of our common stock held by our existing stockholders will be diluted if we issue equity securities in connection with any acquisition. If we make any significant acquisitions using cash consideration, we may be required to use a substantial portion of our available cash. If we issue debt securities to finance acquisitions, then the debt holders would have rights senior to the holders of shares of our common stock to make claims on our assets and the terms of any debt could restrict our operations, including our ability to pay dividends on our shares of common stock. Acquisition financing may not be available on acceptable terms, or at all. In addition, we may be required to amortize significant amounts of intangible assets in connection with future acquisitions. We might also have to recognize significant amounts of goodwill that will have to be tested periodically for impairment. These amounts could be significant, which could harm our operating results.

Risks Related To Our Common Stock

Our common stock may continue to have a volatile public trading price and low trading volume.

The market price of our common stock has been highly volatile. Since our initial public offering in August 2000 through February 20, 2010, the price of our common stock on the NASDAQ Global Market has ranged between $54.12 and $1.05. The market has experienced significant price and volume fluctuations for many reasons, some of which may be unrelated to our operating performance.

Many factors may have an effect on the market price of our common stock, including:

- public announcements by us, our competitors or others;
- developments concerning proprietary rights, including patents and litigation matters;
- publicity regarding actual or potential clinical results or developments with respect to products or compounds we or our collaborators are developing;
- regulatory decisions in both the United States and abroad;
- public concern about the safety or efficacy of new technologies;
- issuance of new debt or equity securities;
- general market conditions and comments by securities analysts; and
- quarterly fluctuations in our revenues and financial results.

While we cannot predict the effect that these factors may have on the price of our common stock, these factors, either individually or in the aggregate, could result in significant variations in price during any given period of time.

Anti-takeover provisions in our governing documents and under Delaware law and our shareholder rights plan may make an acquisition of us more difficult.

We are incorporated in Delaware. We are subject to various legal and contractual provisions that may make a change in control of us more difficult. Our board of directors has the flexibility to adopt additional anti-takeover measures.

Our charter authorizes our board of directors to issue up to 1,000,000 shares of preferred stock and to determine the terms of those shares of stock without any further action by our stockholders. If the board of directors exercises this power to issue preferred stock, it could be more difficult for a third party to acquire a majority of our outstanding voting stock. Our charter also provides staggered terms for the members of our board of directors. This may prevent stockholders from replacing the entire board in a single proxy contest, making it more difficult for a third party to acquire control of us without the consent of our board of directors. Our equity incentive plans generally permit our board of directors to provide for acceleration of vesting of options granted under these plans in the event of certain transactions that result in a change of control. If our board of directors used its authority to accelerate vesting of options, then this action could make an acquisition more costly, and it could prevent an acquisition from going forward. Our shareholder rights plan could result in the significant dilution of the proportionate ownership of any person that engages in an unsolicited attempt to take over our company and, accordingly, could discourage potential acquirers.

Section 203 of the Delaware General Corporation Law prohibits a person from engaging in a business combination with any holder of 15% or more of its capital stock until the holder has held the stock for three years unless, among other possibilities, the board of directors approves the transaction. This provision could have the effect of delaying or preventing a change of control of Dyax, whether or not it is desired by or beneficial to our stockholders.

The provisions described above, as well as other provisions in our charter and bylaws and under the Delaware General Corporation Law, may make it more difficult for a third party to acquire our company, even if the acquisition attempt was at a premium over the market value of our common stock at that time.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We lease space at 300 Technology Square in Cambridge, Massachusetts. This building serves as our corporate headquarters and research facility. In August 2009, we amended our lease to reduce our occupancy from approximately 91,000 square feet to 67,000 square feet. Of the 67,000 square feet that we currently lease, we sublease approximately 24,000 square feet to two tenants under separate sublease agreements, each of which will expire on October 31, 2011. Our lease will expire on February 29, 2012, although we have the option to extend our lease for two additional five-year terms. We had previously provided the lessor with a Letter of Credit and under the terms of the lease, as amended, the Letter of Credit balance was reduced to approximately $2.0 million in January 2010.

Through our subsidiary, Dyax S.A., we had leased 10,000 square feet of laboratory and office space in Liege, Belgium. In connection with the closure of our Liege-based research facility during 2008, this facility was vacated and the lease was terminated in June 2009.

ITEM 3. LEGAL PROCEEDINGS

We are not a party to any material legal proceedings.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

During the quarter ended December 31, 2009, no matters were submitted to a vote of security holders through the solicitation of proxies or otherwise.

PART II

ITEM 5. MARKET FOR THE COMPANY'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on The NASDAQ Global Market under the symbol DYAX. As of February 19, 2010, there were 78,125,483 shares of our common stock outstanding, which were held by approximately 172 common stockholders of record.

The following table sets forth, for the periods indicated, the high and low selling prices for our common stock as reported on NASDAQ Global Market:

	High	Low
Fiscal year ended December 31, 2009		
First Quarter	$3.84	$1.80
Second Quarter	$2.57	$1.55
Third Quarter	$4.39	$2.13
Fourth Quarter	$4.69	$2.97

	High	Low
Fiscal year ended December 31, 2008		
First Quarter	$4.93	$3.15
Second Quarter	$5.18	$3.05
Third Quarter	$5.35	$2.80
Fourth Quarter	$4.53	$1.94

We have never declared or paid cash dividends on our capital stock. We currently intend to retain our future earnings, if any, for use in our business and therefore do not anticipate paying cash dividends in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our Board of Directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion.

We provide equity compensation plan information in Item 12 "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters". We are incorporating that information into this section by this reference.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

The following table summarizes certain selected consolidated financial data, which should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this Form 10-K. The selected consolidated financial data at December 31, 2009 and 2008, and for the years ended December 31, 2009, 2008 and 2007 have been prepared from our audited financial statements included in this Form 10-K. The selected consolidated financial data at December 31, 2007, 2006 and 2005, and for the years ended December 31, 2006 and 2005 have been prepared from our audited financial statements not included in this Annual Report on Form 10-K.

	December 31,				
	2009	2008	2007	2006	2005
	(In thousands, except share and per share data)				
Consolidated Statement of Operations Data:					
Product development and license fee revenues	$ 21,643	$ 43,429	$ 26,096	$ 12,776	$ 19,859
Net research and development	46,587	68,077	57,010	37,537	26,688
Marketing, general and administrative expenses	25,843	22,663	15,740	14,658	12,784
Equity loss in joint venture (Dyax-Genzyme LLC)	—	—	3,831	10,352	11,952
Restructuring costs	2,331	4,631	—	—	—
Impairment of fixed assets	955	352	—	—	—
Total operating expenses	75,716	95,723	76,581	62,547	51,424
Loss from operations	(54,073)	(52,294)	(50,485)	(49,771)	(31,565)
Other (expense) income, net	(8,346)	(5,910)	(5,824)	(552)	621
Loss on extinguishment of debt	—	(8,264)	—	—	—
Net loss	$ (62,419)	$ (66,468)	$ (56,309)	$ (50,323)	$ (30,944)
Basic and diluted net loss per share	$ (0.90)	$ (1.08)	$ (1.06)	$ (1.18)	$ (0.87)
Shares used in computing basic and diluted net loss per share	69,151,841	61,626,095	53,072,993	42,532,466	35,455,782

	December 31,				
	2009	2008	2007	2006	2005
	(In thousands)				
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 29,386	$ 27,668	$ 29,356	$ 11,295	$ 8,640
Short-term investments	23,009	30,792	34,055	47,169	42,024
Long-term investments	—	—	—	1,992	—
Working capital	34,126	40,736	53,115	46,369	41,756
Total assets	64,801	75,075	83,615	88,173	75,917
Long-term obligations, less current portion	58,749	48,499	30,016	40,210	9,819
Accumulated deficit	(417,819)	(355,400)	(288,932)	(232,623)	(182,300)
Total stockholders' equity (deficit)	(38,602)	(20,044)	29,496	23,461	40,938

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a biopharmaceutical company focused on the discovery, development and commercialization of novel biotherapeutics for unmet medical needs, with an emphasis on inflammatory and oncology indications. Our lead product DX-88 has recently been approved under the brand name KALBITOR (ecallantide) by the FDA for treatment of acute attacks of HAE in patients 16 years of age and older. We currently commercialize KALBITOR on our own in the United States and intend to seek approval and commercialize KALBITOR through partners for HAE and other angioedema indications in markets outside of the United States.

In addition to its approved commercial use for HAE in the United States, we are also developing DX-88 through collaborations in other indications. These include use of DX-88 for the reduction of blood loss during surgery in collaboration with Cubist, and for treatment of retinal diseases in collaboration with Fovea, which was acquired by sanofi-aventis in 2009. We are also exploring use of DX-88 for treatment of ACE inhibitor-induced angioedema, a life threatening inflammatory response brought on by adverse reactions to ACE inhibitors; and acquired angioedema, a condition associated with B-cell lymphoma and autoimmune disorders.

Beyond DX-88, we have also developed a pipeline of promising drug candidates using our proprietary drug discovery technology, known as phage display. We use phage display to identify antibody, small protein and peptide compounds with potential for clinical development. This pipeline includes DX-2240 and DX-2400, two fully human monoclonal antibodies with therapeutic potential in oncology indications. In 2008, we entered into an exclusive license agreement under which sanofi-aventis will be responsible for the continued development of DX-2240. DX-2400 is currently in preclinical development within our internal development pipeline.

Although we use our phage display technology primarily to advance our own internal development activities, we also leverage it through licenses and collaborations designed to generate revenues and provide us access to co-develop and/or co-promote drug candidates identified by other biopharmaceutical and pharmaceutical companies. Through our LFRP, we have more than 70 ongoing license agreements. To date our licensees have advanced 19 product candidates into clinical trials including one product that has received market approval from the FDA.

We incurred a net loss in 2009 and expect to continue to incur significant operating losses over the next few years. We have generated minimal revenue from product sales to date, and it is possible that we will never have significant product sales revenue. Currently, we generate most of our revenue from collaborators through license and milestone fees, research and development funding, and maintenance fees that we receive in connection with the licensing of our phage display technology. To become profitable, we, either alone or with our collaborators, must successfully market and sell KALBITOR and develop, manufacture and market our other product candidates, including DX-88 for indications besides HAE, and continue to leverage our phage display technology to generate research funding and licensing revenue. It is possible that we will never have significant product sales revenue or receive significant royalties on our licensed product candidates or licensed technology in order to achieve or sustain future profitability.

Clinical Development Programs

KALBITOR AND THE DX-88 FRANCHISE

DX-88 is a compound that we developed using our phage display technology, which we have shown in vitro to be a high affinity, high specificity inhibitor of human plasma kallikrein. Plasma kallikrein, an enzyme found in blood, is believed to be a key component responsible for the regulation of the inflammation and coagulation pathways. Excess plasma kallikrein activity is thought to play a role in a number of inflammatory and autoimmune diseases, including HAE.

HAE is a rare, genetic disorder characterized by severe, debilitating and often painful swelling, which can occur in the abdomen, face, hands, feet and airway. HAE is caused by low or dysfunctional levels of C1-INH, a naturally occurring molecule that inhibits plasma kallikrein, a key mediator of inflammation, and other serine proteases in the blood. It is estimated that HAE affects between 1 in 10,000 to 1 in 50,000 people around the world. Despite the fact that 85% of patients experience symptoms before age 20, 68% of patients are not diagnosed until after age 20, which makes it difficult to accurately determine the size of the HAE patient population. HAE patient association registries estimate there is an immediately addressable target population of approximately 6,500 patients in the United States.

KALBITOR

In December 2009, DX-88 was approved by the FDA under the brand name KALBITOR (ecallantide) for treatment of HAE in patients 16 years of age and older regardless of anatomic location. KALBITOR, a potent, selective and reversible plasma kallikrein inhibitor discovered and developed by Dyax, is the first subcutaneous HAE treatment approved in the United States.

As part of product approval, we have established a REMS program to communicate the risk of anaphylaxis and the importance of distinguishing between hypersensitivity reaction and HAE attack symptoms. To communicate these risks, the REMS requires a Medication Guide be dispensed with each dose of KALBITOR and a "Dear Healthcare Professional" letter be provided to doctors identified as likely to prescribe KALBITOR and treat HAE patients. KALBITOR should only be administered by a healthcare professional with appropriate medical support to manage anaphylaxis and HAE.

We have also initiated a Phase 4 observational study to evaluate immunogenicity and hypersensitivity with exposure to KALBITOR for treatment of acute attacks of HAE. The study is designed to identify predictive risk factors and develop effective screening tools to mitigate the risk of hypersensitivity and anaphylaxis. This 4-year study was initiated in February 2010.

DX-88 FRANCHISE

DX-88 for treatment of Other Angioedemas

In addition to its approved commercial use, we are also developing DX-88 in other angioedema indications. Another form of angioedema is induced by the use of so-called ACE inhibitors. With an estimated 51 million prescriptions written annually worldwide, ACE inhibitors are widely prescribed to reduce ACE and generally reduce high blood pressure and vascular constriction. It is estimated that up to 2% of patients treated with ACE inhibitors suffer from angioedema attacks, which represents approximately 30% of all angioedemas treated in emergency rooms. Research suggests the use of ACE inhibitors increases the relative activity of bradykinin, a protein that causes blood vessels to enlarge, or dilate, which can also cause the swelling known as angioedema. As a specific inhibitor of plasma kallikrein, an enzyme needed to produce bradykinin, DX-88 has the potential to be effective for treating this condition. We are working with investigators affiliated with the University of Cincinnati as they initiate an investigator sponsored study for drug-induced angioedema.

Acquired angioedema is a condition associated with B-cell lymphoma and autoimmune disorders. We are currently working with Dr. Marco Cicardi, of the University of Milan, as he initiates a compassionate use program for DX-88 in this indication.

DX-88 for On-Pump Cardiac Surgery

Industry publications report that there are an estimated one million procedures performed worldwide each year involving on-pump cardiac surgery. On-pump cardiac procedures, which are performed for patients who have narrowings or blockages of the coronary arteries, often involve use of a heart-lung machine commonly referred to as the "pump". In these procedures, the heart is stopped with medications, and the pump does the work of the heart and lungs during surgery. This allows the surgeon to position the heart as needed, to accurately identify the arteries and to perform the bypass while the heart is stationary.

The use of the pump during cardiac procedures elicits an adverse systemic inflammatory response. Many patients undergoing on-pump cardiac procedures experience significant intraoperative blood loss that requires transfusion. Plasma kallikrein has been implicated in the body's response to on-pump heart surgery as a major contributor to the significant blood loss seen in on-pump cardiac patients and to the pathologic inflammation that plays a role in the complications of on-pump cardiac procedures.

In 2008, we entered into an exclusive license and collaboration agreement with Cubist for the development and commercialization in North America and Europe of the intravenous formulation of DX-88 for the reduction of blood loss during surgery. Under this agreement, Cubist assumed responsibility for all further development and costs associated with DX-88 in the licensed indications in the Cubist territory. Under the terms of the license agreement, we received a $15 million upfront payment and an additional $2.5 million milestone payment in 2008. In addition, we are eligible to receive (i) up to $214 million in clinical, regulatory and sales-based milestone payments, and (ii) tiered royalties, ranging from the low teens to low twenties, based on sales of DX-88 by Cubist.

Cubist has assumed responsibility for two studies of DX-88 (also known internally at Cubist as CB-500,929) within its licensed surgical indications. The first, known as CONSERV-1, was a dose ranging study evaluating 5, 25 and 75 milligram doses of DX-88 versus placebo in patients undergoing primary CABG surgery who are at a low risk of bleeding complications. The second trial, known as CONSERV-2, compared a single 75 milligram dose of DX-88 to tranexamic acid in patients at a higher risk of bleeding. In December 2009, enrollment in both CONSERV-1 and CONSERV-2 was closed after a statistically significant difference in mortality was observed by the Data Safety Monitoring Board between the DX-88 and control arms in CONSERV-2. No difference was observed in serious adverse events between the active and control arm in CONSERV-1 at the interim look. Cubist plans to conduct a full dataset review of safety and efficacy in the patients enrolled in both CONSERV-1 and CONSERV-2 and expects to be in a position to determine next steps for this program late in the second quarter of 2010.

During 2008, research and development expenses for this program totaled $3.9 million and we billed Cubist $1.7 million for reimbursement of services related to these expenses incurred in 2008. There were no costs incurred by us in 2009 and no future expenditures are expected to be incurred by us for this program.

DX-88 for Ophthalmic Indications

We have entered into a license agreement with Fovea Pharmaceuticals SA, which was acquired by sanofi-aventis in 2009, for the development of DX-88 for treatment of retinal diseases in the European Union. Under this agreement, Fovea will fully fund development for the first indication, retinal vein occlusion-induced macular edema, for which a Phase 1 trial was initiated in the third quarter of 2009. We retain all rights to commercialize DX-88 in this indication outside of the European Union. Under the license agreement, we do not receive milestone payments, but are entitled to receive tiered royalties, ranging from the high teens to mid twenties, based on sales of DX-88 by Fovea in the European Union. Conversely, if we elect to commercialize DX-88 in this indication outside of the European Union, Fovea will be entitled to receive royalties from us, ranging from the low to mid teens, based on sales of DX-88 outside the European Union.

Goals for Clinical Development Programs

Our goal for the ongoing development of DX-88 is to ensure that we and our various collaborators develop DX-88 in multiple indications and obtain marketing approval from the FDA and international regulatory agencies in such indications. Cash inflows from these programs, other than upfront and milestone payments from our collaborations will not commence until after marketing approvals are obtained, and then only if the product candidate finds acceptance in the marketplace as a treatment for its disease indication. Because of the many risks and uncertainties related to the completion of clinical trials, receipt of marketing approvals and acceptance in the marketplace, we cannot predict when cash inflows from these programs will commence, if ever.

Other Discovery and Development Programs

Our phage display technology and expertise has allowed us to develop a pipeline of drug candidates in addition to DX-88. Of our existing pipeline candidates, the most advanced are DX-2240 and DX-2400, two fully human monoclonal antibodies with therapeutic potential in oncology indications.

Our DX-2240 antibody has a novel mechanism of action that targets the Tie-1 receptor on tumor blood vessels. In preclinical animal models, DX-2240 has demonstrated activity against a broad range of solid tumor types. Data also indicates increased activity when combined with antiangiogenic therapies such as Avastin® and Nexavar®. In February 2008, we entered into agreements with sanofi-aventis, under which we granted sanofi-aventis exclusive worldwide rights to develop and commercialize DX-2240 as a therapeutic product, as well as a non-exclusive license to our proprietary antibody phage display technology. Under the terms of the DX-2240 license agreement, we received license fees and milestone payments of $23.2 million in 2008. In addition, we are eligible to receive (i) up to an aggregate of $233 million in additional license fees and milestone payments, which maximum aggregate payment assumes full development and commercial success of DX-2240, and (ii) tiered royalties, ranging from the mid-to-high single digits, based on sales of DX-2240 by sanofi-aventis. As exclusive licensee, sanofi-aventis will be responsible for the ongoing development and commercialization of DX-2240.

Our DX-2400 antibody is a specific inhibitor of Matrix Metalloproteinase-14 (MMP-14), a protease expressed on tumor cells and tumor blood vessels. To date, small molecule approaches have failed to produce compounds that distinguish between closely related MMPs. In contrast, our technology has allowed us to identify a highly selective inhibitor of MMP-14 that does not inhibit other proteases that we have tested. In animal models, DX-2400 has been shown to significantly inhibit tumor progression and metastasis in a dose-dependent manner in breast, prostate and melanoma tumors. Herceptin®, a leading breast cancer treatment, is effective in only the subtype of breast tumors which are Her2+. Current data suggests that DX-2400 may be effective against both Her2+ and Her2− breast tumors, potentially offering promise for treatment of a wider range of breast cancer patients. DX-2400 is currently in preclinical development within our development pipeline.

Given the uncertainties of the research and development process, it is not possible to predict with confidence if we will be able to enter into additional partnerships or otherwise internally develop any of these other preclinical drug candidates into marketable pharmaceutical products. We monitor the results of our discovery research and our nonclinical and clinical trials and frequently evaluate our preclinical pipeline in light of new data and scientific, business and commercial insights with the objective of balancing risk and potential. This process can result in relatively abrupt changes in focus and priority as new information becomes available and we gain additional insights into ongoing programs and potential new programs.

Results of Operations

Revenues. Substantially all our revenue has come from licensing, funded research and development fees, including milestone payments from our licensees and collaborators. This revenue fluctuates from year to year due to the timing of the clinical activities of our collaborators and licensees. Our lead product DX-88 has recently been approved under the brand name KALBITOR by the FDA for treatment of acute attacks of HAE in patients 16 years of age and older. KALBITOR became commercially available in February 2010 and product sales are expected to commence during the first quarter of 2010.

Total revenue for 2009 was $21.6 million, compared with $43.4 million in 2008 and $26.1 million in 2007. The decrease in revenue from 2008 to 2009 is primarily due to revenue recognized in 2008 of $23.2 million associated with our sanofi-aventis license agreement. Under this exclusive worldwide license, sanofi-aventis received rights for the development and commercialization of the fully human monoclonal antibody DX-2240 as a therapeutic product. There was no revenue recognized associated with this license in 2009. The 2009 decrease is partially offset by an increase of $1.1 million in revenue from our license agreement with Cubist, as well as an increase in patent and library license revenue, including milestones and royalties.

The increase of $17.3 million in revenue from 2007 to 2008 reflects revenue of $23.2 million associated with our agreement with sanofi-aventis, $3.2 million from our agreement with Cubist, and an increase in patent and library license fees, primarily due to new agreements and milestones in 2008. These increases were partially offset by $15.0 million recognized in 2007 from a fully paid-up license agreement with Morphosys.

Research and Development. Our research and development expenses are summarized as follows:

	Year Ended December 31,		
	2009	2008	2007
	(In thousands)		
KALBITOR costs included within research and development expenses	$17,429	$31,229	$25,858
DX-88 drug substance manufacturing costs	8,599	2,838	7,339
Other research and development expenses	20,559	34,010	30,813
Research and development expenses	46,587	68,077	64,010
Less research and development expenses reimbursed by former joint venture (Dyax-Genzyme LLC)	—	—	(7,000)
Net research and development expenses	46,587	68,077	57,010
Equity loss in former joint venture (Dyax-Genzyme LLC) separately classified within the consolidated statements of operations and comprehensive loss	—	—	3,831
Research and development expenses adjusted to include equity loss in former joint venture	$46,587	$68,077	$60,841

Our research and development expenses arise primarily from compensation and related costs for personnel dedicated to research and development activities and for the fees paid and costs reimbursed to outside parties to conduct research, clinical trials and to manufacture drug material prior to FDA approval. While expenses we incur on the KALBITOR program for HAE are included in our research and development expenses, expenses through February 20, 2007 were reimbursed by the Dyax-Genzyme LLC joint venture and excluded from net research and development expenses. When we jointly funded the losses of that program with Genzyme, our equity loss in joint venture represented our share of all expenses for the development of KALBITOR through February 20, 2007 by Dyax-Genzyme LLC. Subsequent to the termination of the joint venture on February 20, 2007, there has been no reimbursement from Genzyme nor any equity loss in the joint venture. Our research and development expenses fluctuate year to year as they are dependent on the timing, size and scope of our development programs.

Included in research and development costs are $26.0 million and $34.1 million in 2009 and 2008, respectively, for costs associated with KALBITOR and DX-88 inventory. The decrease in KALBITOR related development costs from 2008 to 2009 is primarily attributable to $7.4 million of decreased clinical costs for our EDEMA4 Phase 3 trial which was completed in 2008, as well as lower personnel expenses as a result of the workforce reduction in March 2009. These decreases were partially offset by a $5.8 million increase in costs to manufacture KALBITOR drug substance during 2009.

Other research and development expenses decreased by approximately $13.5 million in 2009, primarily related to cost savings of approximately $7.7 million as a result of the workforce reduction in March 2009, and $2.0 million from the closure of our Liege, Belgium research facility in the second quarter of 2008. License expense and other external research and development costs also decreased during the 2009.

Costs associated with KALBITOR increased from 2007 to 2008 primarily due to increased clinical costs for our EDEMA4 Phase 3 trial, as well as an increase in personnel expenses required to support the advancement of the HAE program, and were partially offset by a $4.5 million decrease in manufacturing costs related to the process validation campaign completed in 2007.

Other research and development expenses increased by approximately $3.2 million from 2007 to 2008, excluding reimbursements by the joint venture and equity loss in joint venture. This increase was net of a $2.9 million decrease associated with the closure of our Liege operations in 2008. Third-party license fees associated with the LFRP and other licensing increased $4.5 million in 2008. Other development costs for preclinical candidates increased approximately $1.0 million in 2008 primarily due to an increase in personnel expenses.

Marketing, General and Administrative. Our general and administrative expenses consist primarily of the costs of our management and administrative staff, as well as expenses related to business development, protecting our intellectual property, administrative occupancy, professional fees, market research and promotion activities and the reporting requirements of a public company. General and administrative expenses were $25.8 million in 2009 compared to $22.7 million in 2008 and $15.7 million in 2007. The higher general and administrative costs in 2009 were primarily due to an increase in infrastructure to support plans for commercialization of KALBITOR, which include the expansion of the sales and marketing department as well as other external marketing activities, and a $1.1 million charge for share-based compensation expense for amendments to the exercise and vesting schedules of certain options in 2009. The increase from 2007 to 2008 was also primarily due to increased infrastructure to support plans for commercialization of KALBITOR.

Restructuring and Impairment. In March 2009, we implemented a workforce reduction to focus necessary resources on the commercialization of DX-88 and to support our long-term financial success. As a result, during the first quarter of 2009, we recorded one-time restructuring charges related to the workforce reduction of approximately $1.9 million.

As a result of the decrease in necessary facility space following the workforce reduction in March 2009, we amended our facility lease during the third quarter of 2009 to reduce our leased space. As a result, a one-time charge of approximately $1.4 million was recorded of which, approximately $955,000 was recorded as a result of the write-down of leasehold improvements.

In 2008, we incurred restructuring fees of $4.6 million and recorded an impairment charge related to fixed assets of $352,000 in connection with the closing of our Liege research facility.

Loss on Extinguishment of Debt. In 2008, we incurred a one-time loss on extinguishment of debt of $8.3 million related to fully paying off our debt with Paul Royalty.

Interest Expense. Interest expense was $10.1 million in 2009 compared to $7.8 million in 2008 and $9.1 million in 2007. The 2009 increase is primarily due to interest on the $15.0 million Tranche B loan from Cowen Healthcare which was received in March 2009. The decrease in 2008 compared to 2007 is primarily due to replacing our loan with Paul Royalty in August 2008 with a lower interest loan from Cowen Healthcare. Interest on the Paul Royalty agreement was calculated using the effective interest method based on our expected future payments to Paul Royalty. See Notes to Consolidated Financial Statements, Note 8 of Item 8 "Financial Statements and Supplementary Data" for additional information regarding these agreements.

Interest and Other Income. Interest income was $248,000, $1.5 million and $3.3 million in 2009, 2008 and 2007, respectively. The decrease from 2008 to 2009 was due to lower investment balances and significantly lower interest rates on our investments. The decrease from 2007 to 2008 was primarily due to significantly lower interest rates on our investments.

In 1999, we received an €825,000 grant from the Walloon region of Belgium, which included specific criteria regarding employment and investment levels that needed to be met. In connection with the closure of our Liege, Belgium facility in 2008, we refunded approximately $162,000 of the grant. In October 2009, all remaining investment criteria were met. As a result, the residual grant balance of approximately $1.0 million was released from short-term liabilities on the consolidated balance sheet and recognized as Other Income in the Statement of Operations during the fourth quarter of 2009.

Liquidity and Capital Resources

	December 31,	
	2009	2008
	(in thousands)	
Cash and cash equivalents	$29,386	$27,668
Short-term investments	23,009	30,792
Total cash, cash equivalents and investments	$52,395	$58,460

The following table summarizes our cash flow activity:

	Years Ended December 31,		
	2009	2008	2007
	(in thousands)		
Net cash used in operating activities	(54,227)	(20,488)	(40,217)
Net cash provided by investing activities	6,989	3,764	35,303
Net cash provided by financing activities	48,942	14,984	22,921
Effect of foreign currency translation on cash balances	14	52	54
Net increase (decrease) in cash and cash equivalents	$ 1,718	$(1,688)	$18,061

We require cash to fund our operating activities, make capital expenditures, acquisitions and investments, and service debt. Through December 31, 2009, we have funded our operations principally through the sale of equity securities, which have provided aggregate net cash proceeds since inception of approximately $335 million. We have also borrowed funds under our loan agreement with Cowen Healthcare, which are secured by certain assets associated with our LFRP. In addition, we generate funds from product development and license fees. Our excess funds are currently invested in short-term investments primarily consisting of United States Treasury notes and bills and money market funds backed by United States Treasury obligations.

Operating Activities.

In 2009, the principal use of cash in our operations was to fund our net loss which was $62.4 million. Of this net loss, certain costs were non-cash charges, such as depreciation and amortization costs of $2.8 million, interest expense of $1.6 million, non-cash income of $1.5 million primarily due to the recognition of $1.0 million in income related to the Walloon grant, impairment of fixed assets totaling $1.0 million, and stock-based compensation expense of $5.3 million. In addition to non-cash charges, we also had a net change in other operating assets and liabilities which used cash of $895,000, including decreases in deferred revenue of $1.3 million and accounts payable and accrued expenses of $845,000 and an increase in other long-term liabilities of $595,000. These were offset by a decrease in accounts receivable of $2.0 million. The increase in cash used for operating activities in 2009 compared to 2008 was $33.7 million, primarily due to revenue deferred in 2008 and the debt extinguishment cost in 2008.

In 2008, the principal use of cash in our operations was to fund our net loss which was $66.5 million. Of this net loss, certain costs were non-cash charges, such as depreciation and amortization costs of $3.4 million, interest expense of $7.4 million and stock-based compensation expense of $4.5 million, and certain revenues, for which we received payment totaling $21.9 million, were deferred for financial reporting purposes in 2008. In addition, when we repaid the Paul Royalty loan, $8.3 million was recorded as loss on extinguishment of debt and that cash payment is reflected in financing activities. The decrease in cash used in operating activities was $19.7 million from 2008 to 2007, primarily due to the revenue deferred in 2008.

For 2007, our net loss was $56.3 million, of which certain costs were non-cash charges such as depreciation and amortization of $2.6 million, interest expense of $8.2 million, stock-based compensation expense of $2.9 million, and equity on loss of joint venture of $3.8 million. The increase in cash used in operating activities was $9.1 million from 2007 to 2006, primarily due to a higher net loss.

Investing Activities.

Our investing activities for 2009 consisted of investment maturities totaling of approximately $39.0 million, offset by purchases of additional securities of $31.5 million and the purchase of approximately $589,000 of fixed assets.

Our investing activities for 2008 primarily consist of the timing of the maturity and purchase of our short-term investments and a $1.6 million decrease in restricted cash from a contractual reduction of our letter of credit that serves as our security deposit for the lease of our facility in Cambridge, Massachusetts. In addition, we purchased fixed assets totaling $1.4 million.

Our investing activities for 2007 are related to the $17.0 million of cash received in connection with the purchase of Genzyme's interest in the Dyax-Genzyme LLC joint venture, the release of $7.2 million from restricted cash in association with paying off the Genzyme note, the purchase of fixed assets totaling $1.1 million, and the timing of the maturity and purchase of our short-term investments.

Financing Activities.

Our financing activities for 2009 consisted of equity offerings providing net proceeds of $38.2 million from the sale of 14,780,570 shares of our common stock and net proceeds of $14.8 million from the Tranche B loan with Cowen Healthcare, which was an amendment to our existing loan agreement with Cowen Healthcare. This Tranche B loan is secured by our LFRP on the same terms as the initial Tranche A loan, which was executed in 2008. We also repaid long-term obligations, totaling $4.6 million, primarily principal payments to Cowen Healthcare on these loans.

Our financing activities for 2008 primarily consist of net proceeds of $49.6 million from our note payable to Cowen Healthcare, a $10.0 million private sale of common stock, proceeds from long-term obligations of $1.1 million and $1.5 million in proceeds from the issuance of common stock under our employee stock purchase plan and the exercise of stock options. We also repaid the Paul Royalty loan for $35.1 million and other long-term obligations of $12.1 million.

Our financing activities for 2007 primarily consist of the net proceeds of $41.3 million from an equity offering, and the repayment of long-term obligations of $19.6 million, which includes $7.2 million to pay off the Genzyme note, and payments to Paul Royalty.

We have financed fixed asset purchases through capital leases and debt. Capital lease obligations are collateralized by the assets under lease.

In conjunction with our collaboration agreement with Genzyme for the development of DX-88, Genzyme had loaned us $7.0 million pursuant to a senior secured promissory note. In 2007, we paid all the principal and accrued interest due under this note, and the $7.2 million letter of credit that secured the loan was released and the cash collateral was reclassified from restricted cash.

In 2008, we entered into an equity line of credit arrangement with Azimuth Opportunity Ltd. (Azimuth) evidenced by a Common Stock Purchase Agreement which provides that Azimuth is committed to purchase up to $50.0 million of our common stock, or the number of shares which is one share less than twenty percent of the issued and outstanding shares of our common stock as of October 30, 2008 (which limitation is subject to automatic reduction in certain circumstances), over the 18-month term of the Purchase Agreement, which term was extended through January 7, 2011. In the second quarter of 2009, we made one draw of approximately $1.6 million under this agreement. As of December 31, 2009, $48.4 million of our common stock remains issuable pursuant to this agreement. From time to time during the term of the purchase agreement, and at our sole discretion, we may present Azimuth with draw down notices to purchase Dyax common stock over 10 consecutive trading days or such other period mutually agreed upon by us and Azimuth. Each draw down is subject to limitations based on the price of our common stock and a limit of 2.5% of our market capitalization at the time of such drawn down, provided, however, Azimuth will not be required to purchase more than approximately $8.3 million of our common stock in any single draw down excluding shares under any call option, as described below. We are able to present Azimuth with up to 24 draw notices during the term of the purchase agreement, with a minimum of five trading days required between each draw down period. Unless otherwise agreed by us and Azimuth only one drawn is allowed in each draw down pricing period, with a minimum price of $2.00 per share.

In 2008 and 2009, we completed several partnerships and financial transactions and we expect to continue to manage our cash requirements by completing additional partnerships, collaborations and strategic transactions. We expect that existing cash, cash equivalents, and short-term investments together with anticipated cash flow from existing product development, collaborations and license agreements, future product sales of KALBITOR and proceeds available under our existing equity line of credit agreement arrangements will be sufficient to support our current operations into 2011. We will need additional funds if our cash requirements exceed our current expectations or if we generate less revenue than we expect during this period.

We may seek additional funding through some combination of our existing equity line of credit agreement with Azimuth, collaborative arrangements and public or private equity or debt financings. We may not be able to obtain financing on acceptable terms or at all, and we may not be able to enter into additional collaborative arrangements. Arrangements with collaborators or others may require us to relinquish rights to certain of our technologies, product candidates or products. The terms of any financing may adversely affect the holdings or the rights of our stockholders, if we need additional funds and are unable to obtain funding on a timely basis, we might need to curtail significantly our research, development or commercialization programs in an effort to provide sufficient funds to continue operations, which would adversely affect our business prospects.

We have no off-balance sheet arrangements with the exception of operating leases.

Contractual Obligations

Contractual obligations represent future cash commitments and liabilities under agreements with third parties, and exclude contingent liabilities for which we cannot reasonably predict future payment. The following chart represents our total contractual obligations, including principal and interest, at December 31, 2009, aggregated by type (in thousands):

	Payments due by period				
Contractual obligations	**Total**	**Less than 1 year**	**1–3 years**	**3–5 years**	**More than 5 years**
Note Payable(1)	$107,509	$ 9,465	$21,195	$65,432	$11,417
Capital leases	817	604	213	—	—
Leasehold improvement arrangements	894	413	481	—	—
Operating lease obligations(2)	6,359	2,682	3,634	43	—
Patent and product license obligations(3)	3,668	419	1,696	587	966
Obligations for research, development and manufacturing(4)	3,348	2,957	321	70	—
Total contractual obligations	$122,595	$16,540	$27,540	$66,132	$12,383

(1) These amounts represent projected future principal and interest payments to Cowen Healthcare based on our current LFRP projections, which are subject to uncertainties based on the timing and amounts of the receipt of cash under the LFRP. See Notes to the Financial Statements, Note 8 of Item 8 "Financial Statements and Supplementary Data."

(2) These amounts are net of contractually committed sublease income.

(3) These amounts exclude any royalties and milestones that may become due in connection with the development or commercialization of our product candidates. Since the prospect of development and commercialization of any product candidate is uncertain, the timing and amount of any potential future royalties and other milestones are not currently calculable in any manner that would fairly present future obligations.

(4) These amounts represent the cash commitment due on research, development and manufacturing contracts. We will not owe any royalties or milestones in connection with these contracts.

Critical Accounting Estimates

Our discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition, receivable collectibles, royalty interest obligations, useful lives with respect to long-lived and intangible assets and valuation of common stock, related stock options, and deferred tax assets. We base our estimates on historical and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances, including assumptions as to future events. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from our estimates. We believe that our judgment and assumptions with respect to the following significant accounting policies are most critical to the accounting estimates used in the preparation of our consolidated financial statements.

Share-Based Compensation. Effective January 1, 2006, we adopted the provisions of Accounting Standards Codification (ASC) 718, "Accounting for Stock-Based Compensation" which required us to recognize the expense related to the fair value of stock-based compensation awards in our consolidated statement of operations. ASC 718 requires companies to estimate the fair value of stock-based awards on the date of grant using an option-pricing model. We use the Black-Scholes option pricing model. A number of assumptions are used by the Black-Scholes option-pricing model to compute the grant date fair value, including expected price volatility, option term, risk-free interest rate, and dividend yield. Expected volatilities are based on historical volatilities of our stock. The expected option term is derived from historical data on exercise behavior. The dividend yield is based on historical dividend payments. The risk-free rate for periods within the contractual life of the option is based on the United States treasury yield curve in effect at the time of grant. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in our consolidated statement of operations. We recognize expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. The equity-based compensation expense recorded in future income statements could fluctuate based on the terms of the awards, the assumptions used in the valuation model, or the status of those employees receiving awards.

Revenue Recognition. We make significant assumptions and estimates relating to revenue recognition, which include the expected term of the agreement and total expected cost. Our assumptions and estimates may prove to be inaccurate. Therefore, although we make every effort to ensure the accuracy of our estimates, any significant unanticipated changes in our estimates could have a material impact on revenues and our results of operations.

We enter into biopharmaceutical product development agreements with collaborative partners for the research and development of therapeutic, diagnostic and separations products. The terms of the agreements may include non-refundable signing and licensing fees, funding for research and development, milestone payments and royalties on any product sales derived from collaborations. These multiple element arrangements are analyzed to determine whether the deliverables, which often include a license and performance obligations such as research and steering committee services, can be separated or whether they must be accounted for as a single unit of accounting.

We recognize up-front license payments as revenue upon delivery of the license only if the license has stand-alone value and the fair value of the undelivered performance obligations, typically including research and/or steering committee services, can be determined. If the fair value of the undelivered performance obligations can be determined, such obligations are accounted for separately the obligations are fulfilled. If the license is considered to either not have stand-alone value or have stand-alone value but the fair value of any of the undelivered performance obligations cannot be determined, the arrangement would then be accounted for as a single unit of accounting and the license payments and payments for performance obligations are recognized as revenue over the estimated period of when the performance obligations are performed.

Steering committee services that are not inconsequential or perfunctory and that are determined to be performance obligations are combined with other research services or performance obligations required under an arrangement, if any, in determining the level of effort required in an arrangement and the period over which we expect to complete its aggregate performance obligations.

Whenever we determine that an arrangement should be accounted for as a single unit of accounting, it must determine the period over which the performance obligations will be performed and revenue will be recognized. Revenue will be recognized using either a proportional performance or straight-line method. We recognize revenue using the proportional performance method when the level of effort required to complete its performance obligations under an arrangement can be reasonably estimated and such performance obligations are provided on a best-efforts basis. Direct labor hours or full-time equivalents are typically used as the measure of performance.

If we cannot reasonable estimate the level of effort to complete our performance obligations under an arrangement, then revenue under the arrangement would be recognized on a straight-line basis over the period we expect to complete our performance obligations.

Many of the our collaboration agreements entitle us to additional payments upon the achievement of performance-based milestones. If the achievement of a milestone is considered probable at the inception of the collaboration, the related milestone payment is included with other collaboration consideration, such as up-front fees and research funding, in our revenue model. Milestones that involve substantial effort on our part and the achievement of which are not considered probable at the inception of the collaboration are considered "substantive milestones." Substantive milestones are included in our revenue model when achievement of the milestone is considered probable. As future substantive milestones are achieved, a portion of the milestone payment, equal to the percentage of the performance period completed when the milestone is achieved, multiplied by the amount of the milestone payment, will be recognized as revenue upon achievement of such milestone. The remaining portion of the milestone will be recognized over the remaining performance period using the proportional performance or straight-line method. Milestones that are tied to regulatory approval are not considered probable of being achieved until such approval is received. Milestones tied to counter-party performance are not included in our revenue model until the performance conditions are met.

Royalty revenue is recognized upon the sale of the related products provided we have no remaining performance obligations under the arrangement. Costs of revenues related to product development and license fees are classified as research and development in the consolidated statements of operations and comprehensive loss.

We generally license our patent rights covering phage display on a non-exclusive basis to third parties for use in connection with the research and development of therapeutic, diagnostic, and other products.

Standard terms of the patent rights agreements generally include non-refundable signing fees, non-refundable license maintenance fees, development milestone payments and royalties on product sales. Signing fees and maintenance fees are generally recognized on a straight line basis over the term of the agreement. Perpetual patent licenses are recognized immediately if we have no future obligations, the payments are upfront and the license is non-exclusive.

Standard terms of the proprietary phage display library agreements generally include non-refundable signing fees, license maintenance fees, development milestone payments, product license payments and royalties on product sales. Signing fees and maintenance fees are generally recognized on a straight line basis over the term of the agreement. As milestones are achieved under a phage display library license, a portion of the milestone payment, equal to the percentage of the performance period completed when the milestone is achieved, multiplied by the amount of the milestone payment, will be recognized. The remaining portion of the milestone will be recognized over the remaining performance period on a straight-line basis. Milestone payments under these license arrangements are recognized when the milestone is achieved if we have no future obligations under the license. Product license payments are recognized as revenue when the license is issued if we have no future obligations under the agreement. If there are future obligations under the agreement, product license payments are recognized as revenue only to the extent of the fair value of the license. Amounts paid in excess of fair value are recognized in a manner similar to milestone payments. Royalty revenue is recognized upon the sale of the related products provided we have no remaining performance obligations under the arrangement.

Royalty Interest Obligation. Prior to August 2008, under our Royalty Interest Assignment Agreement with Paul Royalty, we had recorded the upfront cash proceeds of $30.0 million, less $500,000 in cost reimbursements paid to Paul Royalty, as a debt instrument. Based upon our best estimate of future royalty interest obligation payments, interest expense was calculated using the effective interest method. Our best estimate of future royalty interest obligation payments was based upon returning to Paul Royalty an internal rate of return of 25% through future net LFRP receipts. In August 2008, we repaid this loan and no longer estimate interest on this agreement.

Tax Loss Carryforwards

As of December 31, 2009 and 2008, we had federal net operating loss (NOL) carryforwards of approximately $286.5 million and $243.1 million, respectively, which may be available to offset future federal income tax liabilities and which began to expire in 2010. We have recorded a deferred tax asset of approximately $1.8 million reflecting the benefit of deductions from the exercise of stock options. This deferred asset has been fully reserved until it is more likely than not that the benefit from the exercise of stock options will be realized. The benefit from this $1.8 million deferred tax asset will be recorded as a credit to additional paid-in capital when realized. As required by ASC 740, our management has evaluated the positive and negative evidence bearing upon the realizability of our deferred tax assets, which are comprised principally of NOL and research and experimentation credit carryforwards. Management has determined at this time that it is more likely than not that we will not recognize the benefits of federal and state deferred tax assets and, as a result, a valuation allowance of approximately $180.5 million has been established at December 31, 2009.

Recent Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board (FASB) issued a new accounting standard which amends existing revenue recognition accounting pronouncements for Multiple-Deliverable Revenue Arrangements. This new standard provides accounting principles and application guidance on whether multiple deliverables exist, how the arrangement should be separated, and the consideration allocated. This guidance eliminates the requirement to establish the fair value of undelivered products and services and instead provides for separate revenue recognition based upon management's estimate of the selling price for an undelivered item in circumstances when there is no other means to determine the fair value of that undelivered item. Multiple-deliverable revenue arrangement guidance previously required that the fair value of the undelivered item be the price of the item either sold in a separate transaction between unrelated third parties or the price charged for each item when the item is sold separately by the vendor. This was difficult to determine when the product was not individually sold because of its unique features. Under the previous guidance, if the fair value of all of the elements in the arrangement was not determinable, then revenue was deferred until all of the items were delivered or fair value was determined. This new approach is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. We are currently evaluating the potential impact of this standard on our financial results.

Accounting Standards Update (ASU) No. 2009-16 prescribes the information that a reporting entity must provide in its financial reports about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement in transferred financial assets. Specifically, among other aspects, this standard amends previously issued accounting guidance, modifies the financial-components approach and removes the concept of a qualifying special purpose entity when accounting for transfers and servicing of financial assets and extinguishments of liabilities, and removes the exception from applying the general accounting principles for the consolidation of variable interest entities that are qualifying special-purpose entities. This new accounting standard is effective for transfers of financial assets occurring on or after January 1, 2010. The adoption of this standard will not have an impact on our financial position or results of operations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

None.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Dyax Corp.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Dyax Corp. and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing in Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
March 12, 2010

Dyax Corp. and Subsidiaries

Consolidated Balance Sheets

	December 31, 2009	December 31, 2008
	(In thousands, except share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 29,386	$ 27,668
Short-term investments	23,009	30,792
Accounts receivable, net of allowances for doubtful accounts of $25 and $42 at December 31, 2009 and 2008, respectively	2,723	4,692
Inventory	578	—
Other current assets	2,816	2,470
Total current assets	58,512	65,622
Fixed assets, net	3,508	6,137
Restricted cash	2,177	2,888
Other assets	604	428
Total assets	$ 64,801	$ 75,075
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities:		
Accounts payable and accrued expenses	$ 11,787	$ 12,069
Current portion of deferred revenue	10,345	10,700
Current portion of long-term obligations	890	1,134
Other current liabilities	1,364	983
Total current liabilities	24,386	24,886
Deferred revenue	19,785	20,686
Note payable	58,096	46,947
Long-term obligations	653	1,552
Deferred rent and other long-term liabilities	483	1,048
Total liabilities	103,403	95,119
Commitments and Contingencies (Notes 8, 11, 15)		
Stockholders' deficit:		
Preferred stock, $0.01 par value; 1,000,000 shares authorized; 0 shares issued and outstanding	—	—
Common stock, $0.01 par value; 125,000,000 shares authorized; 78,074,052 and 63,040,420 shares issued and outstanding at December 31, 2009 and 2008, respectively	781	630
Additional paid-in capital	378,421	334,082
Accumulated deficit	(417,819)	(355,400)
Accumulated other comprehensive income	15	644
Total stockholders' deficit	(38,602)	(20,044)
Total liabilities and stockholders' deficit	$ 64,801	$ 75,075

The accompanying notes are an integral part of the consolidated financial statements.

Dyax Corp. and Subsidiaries

Consolidated Statements of Operations and Comprehensive Loss

	Years Ended December 31,		
	2009	2008	2007
	(In thousands, except share and per share data)		
Product development and license fee revenues	$ 21,643	$ 43,429	$ 26,096
Research and development:			
Research and development expenses	46,587	68,077	64,010
Less research and development expenses reimbursed by joint venture (Dyax-Genzyme LLC)	—	—	(7,000)
Net research and development	46,587	68,077	57,010
Marketing, general and administrative expenses	25,843	22,663	15,740
Equity loss in joint venture (Dyax-Genzyme LLC)	—	—	3,831
Restructuring costs	2,331	4,631	—
Impairment of fixed assets	955	352	—
Total operating expenses	75,716	95,723	76,581
Loss from operations	(54,073)	(52,294)	(50,485)
Other income (expense):			
Interest and other income	1,736	1,843	3,258
Interest expense	(10,082)	(7,753)	(9,082)
Loss on extinguishment of debt	—	(8,264)	—
Total other income expense, net	(8,346)	(14,174)	(5,824)
Net loss	(62,419)	(66,468)	(56,309)
Other comprehensive (loss) income:			
Foreign currency translation adjustments	(492)	71	24
Unrealized gain (loss) on investments	(137)	45	99
Comprehensive loss	(63,048)	(66,352)	(56,186)
Basic and diluted net loss per share:			
Net loss	$ (0.90)	$ (1.08)	$ (1.06)
Shares used in computing basic and diluted net loss per share	69,151,841	61,626,095	53,072,993

The accompanying notes are an integral part of the consolidated financial statements.

Dyax Corp. and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity (Deficit)

For the years ended December 31, 2009, 2008 and 2007

(In thousands, except share data)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Par Value				
Balance at December 31, 2006	43,700,101	$437	$255,242	$(232,623)	$ 405	$ 23,461
Exercise of stock options	152,139	1	325	—	—	326
Issuance of common stock for employee stock purchase plan	99,938	1	247	—	—	248
Shares issued to purchase joint venture (Dyax-Genzyme LLC)	4,400,000	44	17,398	—	—	17,442
Sale of common stock, net of expenses of $191	12,075,000	121	41,211	—	—	41,332
Compensation expense associated with stock options	—	—	2,873	—	—	2,873
Unrealized gain on investments	—	—	—	—	99	99
Foreign currency translation	—	—	—	—	24	24
Net loss	—	—	—	(56,309)	—	(56,309)
Balance at December 31, 2007	60,427,178	604	317,296	(288,932)	528	29,496
Exercise of stock options	505,269	5	1,173	—	—	1,178
Issuance of common stock for employee stock purchase plan	99,941	1	286	—	—	287
Sale of common stock	2,008,032	20	9,980	—	—	10,000
Compensation expense associated with stock options	—	—	4,494	—	—	4,494
Issuance of warrants	—	—	853	—	—	853
Unrealized gain on investments	—	—	—	—	45	45
Foreign currency translation	—	—	—	—	71	71
Net loss	—	—	—	(66,468)	—	(66,468)
Balance at December 31, 2008	63,040,420	630	334,082	(355,400)	644	(20,044)
Exercise of stock options	153,125	2	302	—	—	304
Issuance of common stock for employee stock purchase plan	99,937	1	222	—	—	223
Sale of common stock	14,780,570	148	38,054	—	—	38,202
Compensation expense associated with stock options	—	—	5,284	—	—	5,284
Issuance of warrants	—	—	477	—	—	477
Unrealized gain on investments	—	—	—	—	(137)	(137)
Foreign currency translation	—	—	—	—	(492)	(492)
Net loss	—	—	—	(62,419)	—	(62,419)
Balance at December 31, 2009	78,074,052	$781	$378,421	$(417,819)	$ 15	$(38,602)

The accompanying notes are an integral part of the consolidated financial statements.

Dyax Corp. and Subsidiaries
Consolidated Statements of Cash Flows

	Years Ended December 31,		
	2009	2008	2007
	(In thousands)		
Cash flows from operating activities:			
Net loss	$(62,419)	$(66,468)	$(56,309)
Adjustments to reconcile net loss to net cash used in operating activities:			
Amortization of investment premium/discount	142	50	(962)
Depreciation and amortization of fixed assets	2,230	2,812	3,012
Amortization of intangibles	419	516	526
Non-cash interest expense	1,634	7,386	8,210
Impairment of fixed assets	955	352	—
Gain on disposal of fixed assets	(42)	(350)	—
Compensation expenses associated with stock-based compensation plans	5,282	4,494	2,873
Equity loss in joint venture (Dyax-Genzyme LLC)	—	—	3,831
Extinguishment of debt	—	8,264	—
Provision for doubtful accounts	(42)	(13)	(25)
Non-cash other income	(1,491)	—	—
Other	—	—	285
Changes in operating assets and liabilities			
Accounts receivable	2,011	(561)	(1,973)
Net amount due from joint venture (Dyax-Genzyme LLC)	—	—	461
Prepaid research and development and other assets	(141)	90	(762)
Inventory	(70)	—	—
Accounts payable and accrued expenses	(845)	1,203	789
Deferred revenue	(1,255)	21,879	(399)
Other long-term liabilities	(595)	(142)	226
Net cash used in operating activities	(54,227)	(20,488)	(40,217)
Cash flows from investing activities:			
Purchase of investments	(31,501)	(41,732)	(63,153)
Proceeds from maturity of investments	39,005	44,990	79,320
Purchase of fixed assets	(589)	(1,439)	(1,065)
Proceeds from sale of fixed assets	74	350	—
Cash received in purchase of joint venture (Dyax-Genzyme LLC)	—	—	17,000
Restricted cash	—	1,595	7,038
Investment in joint venture (Dyax-Genzyme LLC)	—	—	(3,837)
Net cash provided by investing activities	6,989	3,764	35,303
Cash flows from financing activities:			
Net proceeds from common stock offerings	38,202	10,000	41,332
Proceeds from note payable	14,820	49,600	—
Proceeds from long-term obligations, net of fees	—	1,103	663
Repayment of Paul Royalty on extinguishment of debt	—	(35,080)	—
Repayment of long-term obligations	(4,607)	(12,104)	(19,648)
Proceeds from the issuance of common stock under employee stock purchase plan and exercise of stock options	527	1,465	574
Net cash provided by financing activities	48,942	14,984	22,921
Effect of foreign currency translation on cash balances	14	52	54
Net increase (decrease) in cash and cash equivalents	1,718	(1,688)	18,061
Cash and cash equivalents at beginning of the period	27,668	29,356	11,295
Cash and cash equivalents at end of the period	$ 29,386	$ 27,668	$ 29,356
Supplemental disclosure of cash flow information:			
Interest paid	$ 8,558	$ 3,595	$ 849
Supplemental disclosure of non cash investing and financing activities:			
Acquisition of property and equipment under long-term obligations	$ —	$ 31	$ 432
Shares issued to purchase joint venture assets (Dyax-Genzyme LLC)	$ —	$ —	$ 17,442
Warrant issued in connection with note payable	$ 477	$ 853	$ —

The accompanying notes are an integral part of the consolidated financial statements.

1. Nature of Business

Dyax Corp. (Dyax or the Company) is a biopharmaceutical company focused on the discovery, development and commercialization of novel biotherapeutics for unmet medical needs, with an emphasis on inflammatory and oncology indications. The Company's lead product was approved in December, 2009 under the brand name KALBITOR (ecallantide) by the United States Food and Drug Administration (FDA) for treatment of acute attacks of hereditary angioedema in patients 16 years of age and older. Dyax uses its proprietary drug discovery technology, known as phage display, to identify antibody, small protein and peptide compounds for clinical development. This technology has provided an internal pipeline of promising drug candidates and numerous licenses and collaborators that generate revenues through funded research, license fees, milestone payments and royalties.

The Company is subject to risks common to companies in the biotechnology industry including, but not limited to, risks relating to preclinical and clinical trials and the regulatory approval process, dependence on collaborative arrangements, development by its competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, and compliance with the FDA and other governmental regulations and approval requirements.

The Company expects that existing cash, cash equivalents, and short-term investments together with anticipated cash flow from existing product development, collaborations and license fees, future product sales of KALBITOR and proceeds available under an existing equity line of credit agreement will be sufficient to support the Company's current operations into 2011. If the Company's cash requirements exceed its current expectations or if the Company generates less revenue than it expects, the Company will need additional funds. The Company may seek additional funding through its existing equity line of credit, collaborative arrangements, and public or private financings. However, the Company may not be able to obtain financing on acceptable terms or at all, and the Company may not be able to enter into additional collaborative arrangements. Arrangements with collaborators or others may require the Company to relinquish rights to certain of its technologies, product candidates or products. The terms of any financing may adversely affect the holdings or the rights of the Company's stockholders. If the Company needs additional funds and it is unable to obtain funding on a timely basis, the Company may be required to significantly curtail its research, development or commercialization programs in an effort to provide sufficient funds to continue its operations, which could adversely affect its business prospects.

2. Accounting Policies

Basis of Consolidation: The accompanying consolidated financial statements include the accounts of the Company, Dyax-Genzyme LLC and the Company's European research subsidiaries Dyax S.A. and Dyax BV (formerly known as TargetQuest BV). All inter-company accounts and transactions have been eliminated.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the amounts of assets and liabilities reported and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. The significant estimates and assumptions in these financial statements include revenue recognition, useful lives with respect to long lived assets, valuation of stock options, accrued expenses and tax valuation reserves. Actual results could differ from those estimates.

2. Accounting Policies (Continued)

Concentration of Credit Risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, short-term investments and trade accounts receivable. At December 31, 2009 and 2008, approximately 81% and 89% of the Company's cash, cash equivalents and short-term investments were invested in money market funds backed by United States Treasury obligations, United States Treasury notes and bills, and obligations of United States government agencies held by one financial institution. The Company also maintains balances in various operating accounts in excess of federally insured limits.

The Company provides most of its services and licenses its technology to pharmaceutical and biomedical companies worldwide. Concentrations of credit risk with respect to trade receivable balances are limited due to the diverse number of customers comprising the Company's customer base. One customer accounted for approximately 64% of the Company's accounts receivable balance at December 31, 2009 and the majority of this balance was paid subsequent to year end. Two customers accounted for approximately 48% and 35% of the Company's accounts receivable balance at December 31, 2008.

Cash and Cash Equivalents: All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents. Cash and cash equivalents consist principally of cash and United States Treasury funds.

Investments: Short-term investments primarily consist of investments with original maturities greater than ninety days and remaining maturities less than one year as of year end. The Company has also classified its investments with maturities beyond one year as short-term, based on their highly liquid nature and because such marketable securities represent the investment of cash that is available for current operations. The Company considers its investment portfolio of investments available-for-sale. Accordingly, these investments are recorded at fair value, which is based on quoted market prices. As of December 31, 2009, the Company's investments consisted of United States Treasury notes and bills with an amortized cost and estimated fair value of $23.0 million and had an unrealized gain of $15,000, which is recorded in other comprehensive income on the accompanying consolidated balance sheets. As of December 31, 2008, the Company's short-term investments consisted of United States Treasury notes and bills with an amortized cost of $30.6 million, an estimated fair value of $30.8 million and had an unrealized gain of $153,000 which is recorded in other comprehensive income on the accompanying consolidated balance sheets.

Inventories: Inventories are stated at the lower of cost or market with cost determined under the first-in, first-out, or FIFO, basis. The Company evaluates inventory levels, and would write-down inventory that is expected to expire prior to being sold, inventory that has a cost basis in excess of its expected net realizable value, inventory in excess of expected sales requirements, or inventory that fails to meet commercial sale specifications, through a charge to product costs. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required. Charges for inventory write-downs are not reversed if it is later determined that the product is saleable. Included in the cost of inventory are employee stock-based compensation costs capitalized under ASC 718.

Fixed Assets: Property and equipment are recorded at cost and depreciated over the estimated useful lives of the related assets using the straight-line method. Laboratory and production equipment, and furniture and office equipment are depreciated over a three to seven year period. Leasehold

2. Accounting Policies (Continued)

improvements are recorded at cost and are amortized over the lesser of the non-cancelable term of the related lease or their estimated useful lives. Leased equipment is amortized over the lesser of the life of the lease or their estimated useful lives. Maintenance and repairs are charged to expense as incurred. When assets are retired or otherwise disposed of, the cost of these assets and related accumulated depreciation and amortization are eliminated from the balance sheet and any resulting gains or losses are included in operations in the period of disposal.

Intangibles: Intangibles are recorded at cost and amortized over the estimated useful lives.

Impairment of Long-Lived Assets: The Company reviews its long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Each impairment test is based on a comparison of the undiscounted cash flow to the recorded value of the asset. If an impairment is indicated, the asset is written down to its estimated fair value on a discounted cash flow basis.

Revenue Recognition: The Company enters into agreements with collaborative partners for the research and development of therapeutic, diagnostic and separations products. The terms of the agreements may include non-refundable signing and licensing fees, funding for research and development, milestone payments and royalties on any product sales derived from collaborations. These multiple element arrangements are analyzed to determine whether the deliverables, which often include a license and performance obligations such as research and steering committee services, can be separated or whether they must be accounted for as a single unit of accounting.

The Company recognizes up-front license payments as revenue upon delivery of the license only if the license has stand-alone value and the fair value of the undelivered performance obligations, typically including research and/or steering committee services, can be determined. If the fair value of the undelivered performance obligations can be determined, such obligations are accounted for separately the obligations are fulfilled. If the license is considered to either not have stand-alone value or have stand-alone value but the fair value of any of the undelivered performance obligations cannot be determined, the arrangement would then be accounted for as a single unit of accounting and the license payments and payments for performance obligations are recognized as revenue over the estimated period of when the performance obligations are performed.

Steering committee services that are not inconsequential or perfunctory and that are determined to be performance obligations are combined with other research services or performance obligations required under an arrangement, if any, in determining the level of effort required in an arrangement and the period over which the Company expects to complete its aggregate performance obligations.

Whenever the Company determines that an arrangement should be accounted for as a single unit of accounting, it must determine the period over which the performance obligations will be performed and revenue will be recognized. Revenue will be recognized using either a proportional performance or straight-line method. The Company recognizes revenue using the proportional performance method when the level of effort required to complete its performance obligations under an arrangement can be reasonably estimated and such performance obligations are provided on a best-efforts basis. Direct labor hours or full-time equivalents are typically used as the measure of performance.

2. Accounting Policies (Continued)

If the Company cannot reasonably estimate the level of effort to complete its performance obligations under an arrangement, then revenue under the arrangement would be recognized on a straight-line basis over the period the Company is expected to complete its performance obligations.

Many of the Company's collaboration agreements entitle it to additional payments upon the achievement of performance-based milestones. If the achievement of a milestone is considered probable at the inception of the collaboration, the related milestone payment is included with other collaboration consideration, such as up-front fees and research funding, in the Company's revenue model. Milestones that involve substantial effort on the Company's part and the achievement of which are not considered probable at the inception of the collaboration are considered "substantive milestones." Substantive milestones are included in the Company's revenue model when achievement of the milestone is considered probable. As future substantive milestones are achieved, a portion of the milestone payment, equal to the percentage of the performance period completed when the milestone is achieved, multiplied by the amount of the milestone payment, will be recognized as revenue upon achievement of such milestone. The remaining portion of the milestone will be recognized over the remaining performance period using the proportional performance or straight-line method. Milestones that are tied to regulatory approval are not considered probable of being achieved until such approval is received. Milestones tied to counter-party performance are not included in the Company's revenue model until the performance conditions are met.

Royalty revenue is recognized upon the sale of the related products provided the Company has no remaining performance obligations under the arrangement. Costs of revenues related to product development and license fees are classified as research and development in the consolidated statements of operations and comprehensive loss.

The Company generally licenses its patent rights covering phage display on a non-exclusive basis to third parties for use in connection with the research and development of therapeutic, diagnostic, and other products.

Standard terms of the patent rights agreements generally include non-refundable signing fees, non-refundable license maintenance fees, development milestone payments and royalties on product sales. Signing fees and maintenance fees are generally recognized on a straight line basis over the term of the agreement. Perpetual patent licenses are recognized immediately if the Company has no future obligations, the payments are upfront and the license is non-exclusive.

Standard terms of the proprietary phage display library agreements generally include non-refundable signing fees, license maintenance fees, development milestone payments, product license payments and royalties on product sales. Signing fees and maintenance fees are generally recognized on a straight line basis over the term of the agreement. As milestones are achieved under a phage display library license, a portion of the milestone payment, equal to the percentage of the performance period completed when the milestone is achieved, multiplied by the amount of the milestone payment, will be recognized. The remaining portion of the milestone will be recognized over the remaining performance period on a straight-line basis. Milestone payments under these license arrangements are recognized when the milestone is achieved if the Company has no future obligations under the license. Product license payments are recognized as revenue when the license is issued if the Company has no future obligations under the agreement. If there are future obligations under the agreement, product license payments are recognized as revenue only to the extent of the fair value of the license. Amounts paid in excess of fair value are recognized in a manner similar to milestone

2. Accounting Policies (Continued)

payments. Royalty revenue is recognized upon the sale of the related products provided the Company has no remaining performance obligations under the arrangement.

Payments received that have not met the appropriate criteria for revenue recognition are recorded as deferred revenue.

Three different companies accounted for approximately 23%, 20% and 12% of product development and license fee revenue for the year ended December 31, 2009. For the years ended December 31, 2008 and 2007, two different companies accounted for 54% and 58%, respectively, of product development and license fee revenue.

Guarantees: The Company has determined that it is not a party to any agreements that fall within the scope of Guarantees of indebtedness in accordance with ASC 460, *Guarantees*. The Company generally does not provide indemnification with respect to the license of its phage display technology. The Company does generally provide indemnifications for claims of third parties that arise out of activities that the Company performs under its collaboration, product development and cross-licensing activities. The maximum potential amount of future payments the Company could be required to make under the indemnification provisions in some instances may be unlimited. The Company has not incurred any costs to defend lawsuits or settle claims related to any indemnification obligations under its license agreements. As a result, the Company believes the estimated fair value of these obligations is minimal. The Company has no liabilities recorded for any of its indemnification obligations recorded as of December 31, 2009 and 2008.

Investment in Joint Venture (Dyax—Genzyme LLC): Prior to February 20, 2007, the Company had a collaboration agreement with Genzyme for the development and commercialization of DX-88 for hereditary angioedema (HAE). Under this collaboration, the Company and Genzyme formed a joint venture, known as Dyax—Genzyme LLC, through which they jointly owned the rights to DX-88 for treatment of HAE. Research and development expenses incurred by each party related to the HAE program were billed to and reimbursed by the LLC. The Company presented this reimbursement as a reduction in research and development expenses because it included funding that the Company provided to the LLC. Prior to termination of the LLC on February 20, 2007, the Company accounted for its interest in the LLC using the equity method of accounting.

Research and Development: Research and development costs include all direct costs, including salaries and benefits for research and development personnel, outside consultants, costs of clinical trials, sponsored research, clinical trials insurance, other outside costs, depreciation and facility costs related to the development of drug candidates. Through February 20, 2007, these costs are partially offset by the reimbursement of expenses by the Dyax-Genzyme LLC. Prepaid research and development on the consolidated balance sheets represents external drug manufacturing costs, and research and development service costs that have been paid for in absence of the related product being received or the services being performed.

Income Taxes: The Company utilizes the asset and liability method of accounting for income taxes in accordance with ASC 740. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities using the current statutory tax rates. At December 31, 2009 and 2008, there were no unrecognized tax benefits.

2. Accounting Policies (Continued)

The Company accounts for uncertain tax positions using a "more-likely-than-not" threshold for recognizing and resolving uncertain tax positions. The evaluation of uncertain tax positions is based on factors that include, but are not limited to, changes in tax law, the measurement of tax positions taken or expected to be taken in tax returns, the effective settlement of matters subject to audit, new audit activity and changes in facts or circumstances related to a tax position. The Company evaluates uncertain tax positions on a quarterly basis and adjust the level of the liability to reflect any subsequent changes in the relevant facts surrounding the uncertain positions.

Translation of Foreign Currencies: Assets and liabilities of the Company's foreign subsidiaries are translated at period end exchange rates. Amounts included in the statements of operations are translated at the average exchange rate for the period. Beginning July 1, 2009, all currency translation adjustments are recorded to other income (expense) in the consolidated statement of operations. Prior to the closure of the Liege, Belgium facility, currency translation adjustments were made directly to accumulated other comprehensive income (loss) in the consolidated balance sheets. The change is a result of the closure of the Liege, Belgium facility. For the years ending December 31, 2008 and 2007, the translation of foreign currencies generated gains of $71,000 and $24,000, respectively.

Share-Based Compensation: The Company's share-based compensation program consists of share-based awards granted to employees in the form of stock options, as well as its employee stock purchase plan. The Company's share-based compensation expense is recorded in accordance with ASC 718.

Net Loss Per Share: The Company is required to present two net loss per share (EPS) amounts, basic and diluted. Basic net loss per share is computed using the weighted average number of shares of common stock outstanding. Diluted net loss per share does not differ from basic net loss per share since potential common shares from the exercise of stock options or warrants are anti-dilutive for all periods presented and, therefore, are excluded from the calculation of diluted net loss per share. Stock options and warrants to purchase a total of 8,798,956, 8,708,609 and 7,011,450 shares were outstanding at December 31, 2009, 2008 and 2007, respectively.

Comprehensive Income (Loss): The Company accounts for comprehensive income (loss) under ASC 220, *Comprehensive Income*, which established standards for reporting and displaying comprehensive income (loss) and its components in a full set of general purpose financial statements. The statement required that all components of comprehensive income (loss) be reported in a financial statement that is displayed with the same prominence as other financial statements.

2. Accounting Policies (Continued)

Accumulated other comprehensive income (loss) is calculated as follows:

	Unrealized Gain (Loss) on Investments	Foreign Currency Translation Adjustment	Accumulated Other Comprehensive Income
		(In thousands)	
Balance at January 1, 2007	$ 8	$ 397	$ 405
Change for 2007	99	24	123
Balance at December 31, 2007	107	421	528
Change for 2008	45	71	116
Balance at December 31, 2008	152	492	644
Change for 2009	(137)	(492)	(629)
Balance at December 31, 2009	$ 15	$ —	$ 15

Business Segments: The Company discloses business segments under ASC 280, *Segment Reporting.* The topic established standards for reporting information about operating segments in annual financial statements of public enterprises and in interim financial reports issued to shareholders. It also established standards for related disclosures about products and services, geographic areas and major customers. Prior to the 2008 closing of the research facility in Liege, Belgium, the Company operated as one business segment in two geographic areas. Subsequent to the closing, the Company operates as one business segment with one geographic area.

Recent Accounting Pronouncements: In October 2009, the FASB issued a new accounting standard which amends existing revenue recognition accounting pronouncements for Multiple-Deliverable Revenue Arrangements. This new standard provides accounting principles and application guidance on whether multiple deliverables exist, how the arrangement should be separated, and the consideration allocated. This guidance eliminates the requirement to establish the fair value of undelivered products and services and instead provides for separate revenue recognition based upon management's estimate of the selling price for an undelivered item in circumstances when there is no other means to determine the fair value of that undelivered item. Multiple-deliverable revenue arrangement guidance previously required that the fair value of the undelivered item be the price of the item either sold in a separate transaction between unrelated third parties or the price charged for each item when the item is sold separately by the vendor. This was difficult to determine when the product was not individually sold because of its unique features. Under the previous guidance, if the fair value of all of the elements in the arrangement was not determinable, then revenue was deferred until all of the items were delivered or fair value was determined. This new approach is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company is currently evaluating the potential impact of this standard on its financial results.

ASU No. 2009-16 prescribes the information that a reporting entity must provide in its financial reports about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement in transferred financial assets. Specifically, among other aspects, this standard amends previously issued accounting guidance, modifies the financial-components approach and removes the concept of a qualifying special purpose entity when accounting for transfers and servicing of financial assets and extinguishments of liabilities, and removes the exception from applying the general accounting principles for the consolidation of variable interest

2. Accounting Policies (Continued)

entities that are qualifying special-purpose entities. This new accounting standard is effective for transfers of financial assets occurring on or after January 1, 2010. The adoption of this standard will not have an impact on the Company's financial position or results of operations.

3. Fair Value Measurements

Effective January 1, 2009, the Company adopted newly issued accounting standard for fair value measurements of all nonfinancial assets and liabilities not recognized or disclosed at fair value in the financial statements on a recurring basis. The adoption of this accounting standard did not have an impact on the financial results of the Company.

The following tables present information about the Company's financial assets that have been measured at fair value as of December 31, 2009 and 2008 and indicate the fair value hierarchy of the valuation inputs utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize observable inputs other than Level 1 prices, such as quoted prices, for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability.

Description	December 31, 2009	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Cash equivalents	$19,638	$19,638	$—	$—
Marketable debt securities	23,009	23,009	—	—
Total	$42,647	$42,647	$—	$—

Description	December 31, 2008	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Cash equivalents	$20,716	$20,716	$—	$—
Marketable debt securities	30,792	30,792	—	—
Total	$51,508	$51,508	$—	$—

3. Fair Value Measurements (Continued)

As of December 31, 2009 and 2008, the Company's short-term investments consisted of United States Treasury notes and bills which are categorized as Level 1. The fair values of cash equivalents and marketable debt securities are determined through market, observable and corroborated sources. The carrying amounts reflected in the consolidated balance sheets for cash, cash equivalents, accounts receivable, other current assets, accounts payable and accrued expenses and other current liabilities approximate fair value due to their short-term maturities.

4. Inventory

On December 1, 2009, the Company received approval of KALBITOR by the FDA. Subsequent to approval, all costs associated with the manufacturing of KALBITOR were capitalized as inventory. As of December 31, 2009, the Company had a total of $578,000 of inventory, consisting of $472,000 of raw materials and $106,000 of work in process.

5. Strategic Collaborations

sanofi-aventis

In 2008, the Company entered into two agreements with sanofi-aventis. The first was an exclusive worldwide license for the development and commercialization of the fully human monoclonal antibody DX-2240 as a therapeutic product (DX-2240 license). The second agreement, was a standard non-exclusive license to the Company's proprietary antibody phage display technology (sanofi-aventis phage display license). The Company evaluated the agreements and it was determined they should be treated as two separate agreements for the purpose of determining revenue recognition.

Under the DX-2240 license, the Company is eligible to receive clinical and sales milestones and royalties based on commercial sales of DX-2240 and other antibodies developed by sanofi-aventis. As an exclusive licensee, sanofi-aventis will be responsible for the ongoing development, commercialization and consolidation of sales of DX-2240.

The Company treated the DX-2240 license as a multiple deliverable arrangement and determined that the performance obligations under the DX-2240 agreement, including the DX-2240 license, transfer of DX-2240 inventory and know-how and the transfer of additional specified deliverables, represented a single unit of accounting.

As a result of the DX-2240 license, the Company received approximately $23.2 million of cash, net of taxes, in 2008. The Company recognized revenue of $23.2 million associated with the DX-2240 license, when the final performance obligation was completed in the fourth quarter of 2008.

The sanofi-aventis phage display license included a non-refundable signing fee, non-refundable maintenance fees, downstream development milestone payments and royalties on product sales. For certain other future antibody product candidates discovered by sanofi-aventis under the sanofi-aventis phage display license, the Company will retain co-development and profit sharing rights, while sanofi-aventis will maintain ultimate responsibility for development and commercialization, and will book sales worldwide.

The Company treated the sanofi-aventis phage display license as a multiple deliverable arrangement and determined that the performance obligations under the agreement, including access to

5. Strategic Collaborations (Continued)

the library, training and when and if available additional quantities of the antibody library and material updates, represented a single unit of accounting.

Revenue for the sanofi-aventis phage display license is recognized over the performance period on a straight-line basis. During the year ended December 31, 2009 and 2008, the Company recognized $408,000 and $530,000, respectively, related to the sanofi-aventis phage display license.

Cubist Pharmaceuticals, Inc.

In 2008, Dyax entered into an exclusive license and collaboration agreement with Cubist Pharmaceuticals, Inc. (Cubist), for the development and commercialization in North America and Europe of the intravenous formulation of DX-88 for the reduction of blood loss during surgery. Under this agreement, Cubist has assumed responsibility for all further development and costs associated with DX-88 in the licensed indications in the Cubist territory. The Company will be eligible to receive additional clinical, regulatory and sales-based milestone payments. The Company is also entitled to receive tiered, double-digit royalties based on sales of DX-88 by Cubist. The agreement also provides an option for the Company to retain certain United States co-promotion rights. The Company applied the provisions of multiple deliverable arrangements in accordance with ASC 605 to determine whether the performance obligations under this agreement, including development, participation in steering committees, and manufacturing services should be accounted for as a single unit or multiple units of accounting. At this time the scope and timing of future development of this program are the responsibility of Cubist and therefore, the Company can not reasonably estimate the level of effort required to fulfill its obligations under this collaboration. As a result, the Company is recognizing revenue under the Cubist collaboration on a straight-lined basis over the development period of DX-88 in the Cubist territory, which is currently estimated at five years.

The Company received $17.5 million in license and milestone fees in 2008 as a result of the Cubist agreement. Additionally, the Company received $3.6 million for drug product supply and reimbursement of costs incurred in 2008 related to the conduct of the Phase 2 clinical trial, known as Kalahari 1. These amounts, and any future reimbursements and milestones, are being recorded as revenue over the estimated development period of five years. The Company periodically reassesses the length of the estimated development period based upon the completed effort. As of December 31, 2009, the Company has deferred $13.8 million of revenue related to this agreement, which is recorded in deferred revenue on the accompanying consolidated balance sheets. The Company recognized revenue of $4.3 million and $3.2 million related to this agreement for the year ended December 31, 2009 and 2008, respectively.

MedImmune Limited

Under the terms of an amended and restated cross-licensing agreement between the Company and MedImmune Limited (formerly Cambridge Antibody Technology, or CAT), MedImmune has granted the Company worldwide licenses for research and certain other purposes under all of MedImmune's antibody phage display patents (the MedImmune patents). The Company has also received options for licenses to develop therapeutic and diagnostic antibody products under the MedImmune patents. MedImmune will receive milestone and royalty payments in connection with antibody products advanced into clinical trials by the Company, its collaborators or its customers, which will be recorded as research and development expenses. MedImmune also has rights to share the Company's revenues

5. Strategic Collaborations (Continued)

from certain other applications of antibody phage display technology. Under the agreement, the Company also granted CAT a worldwide license to use Dyax's antibody libraries to discover and develop antibody products. In consideration for this license, the Company receives no milestone payments but is eligible to receive a low single-digit royalty payment on antibody products developed by CAT or its licensees under the agreement.

6. Fixed Assets

Fixed assets consist of the following:

	December 31,	
	2009	2008
	(In thousands)	
Laboratory equipment	$ 9,082	$ 9,471
Furniture and office equipment	1,093	1,225
Software and computers	4,115	3,971
Leasehold improvements	6,844	10,460
Total	21,134	25,127
Less: accumulated depreciation and amortization	(17,626)	(18,990)
	$ 3,508	$ 6,137

There were $1.9 million and $3.1 million of assets under capital leases, which included laboratory and office equipment, with related accumulated amortization of $1.1 million and $1.4 million, at December 31, 2009 and 2008, respectively. Amortization of assets under capital leases is included in depreciation and amortization of fixed assets on the consolidated statements of cash flow.

7. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following:

	December 31,	
	2009	2008
	(In thousands)	
Accounts payable	$ 686	$ 1,325
Accrued employee compensation and related taxes	4,296	4,914
Accrued external research and development and contract manufacturing	2,431	3,529
Accrued license fees	2,047	73
Other accrued liabilities	2,327	2,228
	$11,787	$12,069

8. Long-term Obligations

Long-term obligations and note payable consists of the following:

	December 31, 2009	December 31, 2008
	(In thousands)	
Note payable	$58,096	$46,947
Obligations under capital lease arrangements	760	1,603
Obligation under leasehold improvement arrangements	783	1,083
Total	59,639	49,633
Less: current portion	(890)	(1,134)
Long-term obligations	$58,749	$48,499

Minimum future payments under the Company's long-term obligations and note payable as of December 31, 2009 are as follows:

	(In thousands)
2010	$ 10,482
2011	10,544
2012	11,345
2013	23,802
2014	41,630
Thereafter	11,417
Total future minimum payments	109,220
Less: amount representing interest	(47,962)
Present value of future minimum payments	61,258
Less: current portion	(890)
Less: unamortized portion of discount and warrant	(1,619)
Long-term obligations and note payable	$ 58,749

Note Payable:

In 2008, the Company entered into an agreement with Cowen Healthcare Royalty Partners, LP (Cowen Healthcare) for a $50.0 million loan secured by the Company's phage display Licensing and Funded Research Program (LFRP). This loan is the Tranche A loan. In March 2009, the Company amended and restated the loan agreement with Cowen Healthcare to include a Tranche B loan of $15.0 million. The Company used $35.1 million from the proceeds of the Tranche A loan to pay off its remaining obligation under a then existing agreement with Paul Royalty Fund Holdings II, LP (Paul Royalty).

The Tranche A and Tranche B loans (collectively, the Loan) mature in August 2016. The Tranche A portion bears interest at an annual rate of 16%, payable quarterly, and the Tranche B portion bears interest at an annual rate of 21.5%, payable quarterly. The Loan may be prepaid without penalty, in whole or in part, beginning in August 2012. In connection with the Loan, the Company has entered into a security agreement granting Cowen Healthcare a security interest in the intellectual

8. Long-term Obligations (Continued)

property related to the LFRP, and the revenues generated by the Company through the license of the intellectual property related to the LFRP. The security agreement does not apply to the Company's internal drug development or to any of the Company's co-development programs.

Under the terms of the loan agreements, the Company is required to repay the Loan based on the annual net LFRP receipts. Until June 30, 2013, required payments are tiered as follows: 75% of the first $10.0 million in specified annual LFRP receipts, 50% of the next $5.0 million and 25% of annual included LFRP receipts over $15.0 million. After June 30, 2013, and until the maturity date or the complete amortization of the Loan, Cowen Healthcare will receive 90% of all included LFRP receipts. If the Cowen Healthcare portion of LFRP receipts for any quarter exceeds the interest for that quarter, then the principal balance will be reduced. Any unpaid principal will be due upon the maturity of the Loan. If the Cowen Healthcare portion of LFRP revenues for any quarterly period is insufficient to cover the cash interest due for that period, the deficiency may be added to the outstanding principal or paid in cash by the Company. After five years, the Company must repay to Cowen Healthcare all additional accumulated principal above the original $50.0 million and $15.0 million loan amounts of Tranche A and Tranche B, respectively. In addition, under the terms of the Agreement, we are permitted to sell or otherwise transfer collateral generating cash proceeds of up to $25.0 million. Twenty percent of these cash proceeds will be applied to principal and accrued interest on the Loan including any applicable prepayment premium and an additional 5.0% of such proceeds will be paid to Cowen Healthcare as a cash premium.

In connection with the Tranche A loan, the Company issued to Cowen Healthcare a warrant to purchase 250,000 shares of the Company's common stock at a 50% premium over the 30-day average closing price. The warrant has an eight-year term and is exercisable beginning on August 5, 2009. The Company estimated the relative fair value of the warrant to be $853,000, using the Black-Scholes valuation model, assuming a volatility factor of 83.64%, risk-free interest rate of 4.07%, an eight-year expected term and an expected dividend yield of zero. In conjunction with the Tranche B loan, the Company issued to Cowen Healthcare a warrant to purchase 250,000 shares of the Company's common stock at a 25% premium over the 45-day average closing price. The warrant expires in August 2016 and is exercisable beginning on March 27, 2010. The Company has estimated the relative fair value of the warrant to be $477,000, using the Black-Scholes valuation model, assuming a volatility factor of 85.98%, risk-free interest rate of 2.77%, a seven-year, four-month expected term and an expected dividend yield of zero. The relative fair values of the warrants are recorded in additional paid-in capital on the Company's consolidated balance sheets.

The cash proceeds from the Loan were recorded as a note payable on the Company's consolidated balance sheet. The note payable balance was reduced by $1.3 million for the fair value of the Tranche A and Tranche B warrants, and by $580,000 for payment of Cowen Healthcare's legal fees in conjunction with the Loan. Each of these amounts is being accreted over the life of the note. During years ended December 31, 2009 and 2008, the Company recorded $226,000 and $64,000, respectively, of accretion associated with the debt discount and the warrants, $9.7 million and $3.3 million, respectively, in interest expense, and made payments to Cowen totaling $11.7 million and $5.1 million, respectively. During the years ended December 31, 2009 and 2008, $3.4 million and $1.9 million, respectively, was allocated to the reduction of the principal balance. As of December 31, 2009, there was $1.4 million of accrued interest payable in relation to this loan which is recorded on the Company's consolidated balance sheet. The Loan principal balance at December 31, 2009 and 2008 was $59.7 million and $48.1 million, respectively. The amount recorded on the Company's consolidated balance sheets at

8. Long-term Obligations (Continued)

December 31, 2009 and 2008, which is net of accrued interest payable and the unamortized portions of the discount and warrants, is $58.1 million and $46.9 million, respectively. The estimated fair value of the note payable was $53.4 million at December 31, 2009.

Obligations under royalty interest assignment agreement with Paul Royalty:

In 2006, the Company entered into a Royalty Interest Assignment Agreement with Paul Royalty Fund Holdings II, LP, under which it received an upfront payment of $30 million. In exchange for this payment, the Company assigned Paul Royalty a portion of milestones, royalties and other license fees to be received by it under the LFRP through 2017. This agreement was extinguished in 2008 using proceeds from the Cowen Healthcare note payable, at which time all Paul Royalty rights to LFRP receipts were terminated.

Under the terms of the agreement, Paul Royalty was assigned a portion of the annual net LFRP receipts which were to have continued for up to 12 years, depending upon the performance of the LFRP. The upfront cash payment of $30.0 million, less the $500,000 in cost reimbursements paid to Paul Royalty was recorded as a debt instrument in long-term obligations on the Company's consolidated balance sheet. Based upon estimated future payments expected under this agreement, the Company determined the interest expense by using the effective interest method. The best estimate of future payments was based upon returning to Paul Royalty an internal rate of return of 25%. Due to the application of the effective interest method and the total expected payments, the Company recorded interest expense of $4.1 million and $8.2 million for the years ended December 31, 2008 and 2007, respectively. During the year ended December 31, 2008 and 2007, the Company made payments totaling $40.2 million and $10.9 million, respectively, related to this obligation to Paul Royalty, including the 2008 pay-off amounts.

In 2008, the Company paid off this loan with a $35.1 million cash payment, of which $27.0 million was allocated to the principal amount, and $8.1 million was recorded as loss on extinguishment of debt on the Company's consolidated statements of operations and comprehensive loss.

The Company capitalized $257,000 of debt issuance costs related to this agreement which, prior to August 5, 2008, was being amortized over the term of the related debt using the effective interest method. In August 2008, the unamortized debt issuance costs were fully amortized, and $212,000 of expense is included in loss on extinguishment of debt.

Obligations under capital lease arrangements:

Between 2001 and 2006 the Company signed capital lease and debt agreements for the purchase of qualified fixed assets and leasehold improvements. Interest pursuant to these agreements ranges between 0% and 11.18%. Principal and interest are payable ratably over 24 months to 60 months. Capital lease obligations are collateralized by the assets under lease. During the year ended December 31, 2009, no equipment was sold and leased back from lenders. During each of the years ended December 31, 2008 and 2007, the Company sold to and leased back from the lenders $1.1 million of leasehold improvements, laboratory, production and office equipment. As of December 31, 2009 and 2008, there was $760,000 and $1.6 million (included in obligations under capital lease arrangements) outstanding related to capital leases, which is included in long-term obligations, including current portion of long-term obligations, on the Company's consolidated balance sheets.

8. Long-term Obligations (Continued)

Obligation under leasehold improvement arrangements:

In 2001, the Company entered into an agreement to initially lease laboratory and office space in Cambridge, Massachusetts. Under the terms of the agreement, the landlord loaned the Company approximately $2.4 million to be used towards the cost of leasehold improvements. The loan bears interest at a rate of 12.00% and is payable in 98 equal monthly installments through February 2012. As of December 31, 2009, and 2008, there was $783,000 and $1.1 million outstanding under the loan, which is included in long-term obligations, including current portion of long-term obligations, on the Company's consolidated balance sheets.

Operating Leases

The Company leases space in Cambridge, Massachusetts which serves as its corporate headquarters and research facility. As part of the lease agreement, the Company received a $2.3 million leasehold improvement incentive in 2002. The leasehold improvement incentive was recorded as deferred rent and is being amortized as a reduction to rent expense over the lease term. The lease will expire on February 29, 2012, and the Company has the option to extend for two additional five-year terms.

In August 2009, the Company amended its lease to reduce its occupied space from approximately 91,000 square feet to 67,000 square feet. Under terms of the amended sublease agreement, the Letter of Credit in the amount of $2.7 million as of December 31, 2009, was further reduced to $2.0 million in January 2010. The cash collateral is included in restricted cash on the consolidated balance sheets.

Of the 67,000 square feet that the Company currently leases, it subleases approximately 24,000 square feet to two tenants under separate sublease agreements, each of which will expire on October 31, 2011.

Through Dyax S.A., the Company had leased 10,000 square feet of laboratory and office space in Liege, Belgium. In connection with the closure of the Liege-based research facility during 2008, this facility has been vacated and the lease was terminated in June 2009.

Gross minimum future lease payments under the Company's non-cancelable operating leases as of December 31, 2009 are as follows:

	(In thousands)
2010	$4,125
2011	4,125
2012	712
2013	43
2014	—
Thereafter	—
Total	$9,005

Rent expense for the years ended December 31, 2009, 2008, and 2007 was approximately $5.1 million, $6.2 million and $5.3 million, respectively. Rent expense for December 31, 2009, 2008 and 2007 is reflected as net of sublease payments of $1.5 million, $1.5 million and $261,000 respectively.

9. Restructuring and Impairment Charges

In March 2009, the Company eliminated positions from various departments to focus necessary resources on the commercialization of its lead product candidate, DX-88. As a result of the restructuring, during the three months ended March 31, 2009, the Company recorded one-time charges of approximately $1.9 million, which includes severance related charges of approximately $1.6 million, outplacement costs of approximately $107,000, stock compensation expense of $237,000 for amendments to the exercise and vesting schedules to certain options and other exit costs of $26,000. All amounts were paid as of December 31, 2009.

As a result of the decrease in necessary facility space following the workforce reduction, the Company amended its facility lease during the third quarter of 2009 to reduce the leased space, and a one-time charge of approximately $1.4 million was recorded, of which approximately $955,000 was a result of the write-down of leasehold improvements. This charge is net of $355,000 of amortization of deferred rent. During 2009, $750,000 related to this restructuring charge was paid. There was no residual balance to be paid as of December 31, 2009.

During 2008, a charge of approximately $4.6 million was recorded in connection with the closure of the Company's Liege, Belgium research facility. This amount included severance related charges of approximately $3.6 million, contract termination costs of approximately $688,000 and other exit costs of $362,000. These restructuring charges were fully paid as of December 31, 2008. In addition, during 2008, a non-cash charge of approximately $352,000 was recorded for the impairment of fixed assets in connection with the closure of the research facility.

In 1999, the Company received an €825,000 grant from the Walloon region of Belgium, which included specific criteria regarding employment and investment levels that needed to be met. Pursuant to the closure of the Liege, Belgium facility in 2008, the Company refunded approximately $162,000 of the grant. In October 2009, all investment criteria were met. As a result, the residual balance of approximately $1.0 million was released from short-term liabilities on the consolidated balance sheet and recognized as Other Income in the Statement of Operations.

10. Stockholders' Deficit

Preferred Stock: As of December 31, 2009 and 2008, there were a total of 1,000,000 shares of $0.01 par value preferred stock authorized with 950,000 undesignated and 50,000 shares of previously undesignated preferred stock designated as Series A Junior Participating Preferred Stock.

Common Stock: In 2007, the Company issued and sold an aggregate of 12,075,000 shares of its common stock in an underwritten public offering at a price of $3.67 per share including 1,575,000 shares issued when the underwriters exercised their over-allotment option at the public offering price. The aggregate net proceeds to the Company were approximately $41.3 million after deducting underwriting discounts and commissions and offering expenses.

In 2008, the Company entered into an agreement whereby Dompé Farmaceutici S.p.A. (Dompé) purchased 2,008,032 shares of Dyax common stock in a private placement at $4.98 per share, which represented a 57% premium over the closing price and a total investment of $10.0 million.

In 2008, the Company entered into a Common Stock Purchase Agreement with Azimuth Opportunity, Ltd. (Azimuth) which allows the Company to issue and sell up to an aggregate amount of $50 million in common stock with a minimum price of $2.00 per share, less the agreed upon discount

10. Stockholders' Deficit (Continued)

which ranges from 4.05% to 6.25% based on the Company's stock price. The term of this agreement extends through January 7, 2011. In April 2009, pursuant to a single draw down notice, the Company issued 740,965 shares of its common stock to Azimuth and received net proceeds of approximately $1.6 million. As of December 31, 2009, $48.4 million of the Company's common stock remains issuable pursuant to this agreement, if, at the Company's sole discretion, it presents draw down notices.

In June 2009, the Company issued an aggregate of 8,539,605 shares of its common stock in an underwritten public offering at a price of $2.02 per share. The aggregate net proceeds to the Company were approximately $16.1 million after deducting underwriting fees and offering expenses.

In October 2009, the Company issued 5,500,000 shares of its common stock in an underwritten public offering. The aggregate net proceeds to the Company were approximately $20.5 million, after deducting underwriting fees and offering expenses.

Stock-Based Compensation Expense

The Company measures compensation cost for all stock awards at fair value on date of grant and recognition of compensation over the service period for awards expected to vest. The fair value of stock options was determined using the Black-Scholes valuation model. Such value is recognized as expense over the service period, net of estimated forfeitures and adjusted for actual forfeitures. The estimation of stock options that will ultimately vest requires significant judgment. The Company considers many factors when estimating expected forfeitures, including historical experience. Actual results and future changes in estimates may differ substantially from the Company's current estimates.

The following table reflects stock compensation expense recorded during the years ended December 31, 2009, 2008 and 2007 (in thousands):

	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007
Compensation expense related to:			
Equity incentive plan	$5,136	$4,369	$2,771
Employee stock purchase plan	146	125	102
	$5,282	$4,494	$2,873
Stock-based compensation expense charged to:			
Research and development expenses	$1,768	$2,512	$1,638
General and administrative expenses	$3,277	$1,982	$1,235
Restructuring charges	$ 237	$ —	$ —

10. Stockholders' Deficit (Continued)

Valuation Assumptions for Stock Options

For the years ended December 31, 2009, 2008 and 2007, 2,305,655, 2,578,000, and 1,950,505 stock options were granted, respectively. The fair value of each option was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended December 31,		
	2009	2008	2007
Expected Option Term (in years)	5.5–6	6	6
Risk-free interest rate	2.20%–2.99%	2.70%–3.47%	3.94%–4.75
Expected dividend yield	0	0	0
Volatility factor	77%–79%	74%–78%	80%–84%

Valuation Assumptions for Employee Stock Purchase Plans

The fair value of shares issued under the employee stock purchase plan was estimated on the commencement date of each offering period using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended December 31,		
	2009	2008	2007
Expected Option Term (in years)	0.5	0.5	0.5
Risk-free interest rate	0.03%–0.33%	0.42%–1.99%	3.56%–4.91%
Expected dividend yield	0	0	0
Volatility factor	74%–150%	57%–114%	54%–96%

Expected volatilities are based on historical volatilities of our common stock; the expected life represents the weighted average period of time that options granted are expected to be outstanding giving consideration to vesting schedules and our historical exercise and cancellation patterns; and the risk-free rate is based on the United States Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option.

Equity Incentive Plan

The Company's 1995 Equity Incentive Plan (the "Plan"), as amended, is an equity plan under which equity awards, including awards of restricted stock and incentive and nonqualified stock options to purchase shares of common stock may be granted to employees, consultants and directors of the Company by action of the Compensation Committee of the Board of Directors. Options are generally granted at the current fair market value on the date of grant, generally vest ratably over a 48-month period, and expire within ten years from date of grant. The Plan is intended to attract and retain employees and to provide an incentive for them to assist the Company to achieve long-range performance goals and to enable them to participate in the long-term growth of the Company. At December 31, 2009, a total of 6,422,818 shares were available for future grants under the Plan.

10. Stockholders' Deficit (Continued)

Stock Option Activity

The following table summarizes stock option activity for the year ended December 31, 2009:

	Number of Options	Weighted-Avg. Exercise Price	Weighted-Avg. Remaining Contractual Life	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2008	8,458,609	$5.28	7.12	
Granted at fair market value	2,305,655	2.62		
Exercised	(153,125)	1.98		
Forfeited	(1,003,304)	3.58		
Expired	(1,308,879)	6.41		
Outstanding as of December 31, 2009	8,298,956	4.63	6.92	$2,497
Exercisable as of December 31, 2009	5,329,155	$5.36	5.95	$1,225
Vested and unvested expected to vest as of December 31, 2009	7,887,443	$4.70	0.39	$2,297

The aggregate intrinsic value in the table above represents the total intrinsic value, based on the Company's common stock closing price of $3.39 as of December 31, 2009, which would have been received by the option holders had all option holders exercised their options and sold the underlying common stock as of that date. The total number of in-the-money options exercisable as of December 31, 2009 was 1,446,600.

The weighted average grant date fair value of options, as determined under ASC 718, granted during the years ended December 31, 2009, 2008 and 2007 was $1.81, $4.06 and $3.00 per share, respectively. The total intrinsic value of options exercised during years ended December 31, 2009, 2008 and 2007 was approximately $196,000, $972,000, and $294,000, respectively. The total cash received from employees as a result of employee stock option exercises during the years ended December 31, 2009, 2008 and 2007 was approximately $179,000, $184,000, and $113,000, respectively.

As of December 31, 2009 future compensation cost related to non-vested stock options is approximately $8.7 million and will be recognized over an estimated weighted average period of approximately 1.28 years.

The following table summarizes unvested stock option activity for the year ended December 31, 2009:

	Non-vested Number of Options
Unvested balance at December 31, 2008	3,553,070
Granted at fair market value	2,305,655
Vested	(1,885,620)
Forfeited	(1,003,304)
Unvested balance at December 31, 2009	2,969,801

The total fair value of shares vested during the year ended December 31, 2009 was $3.9 million.

10. Stockholders' Deficit (Continued)

The Company settles employee stock option exercises with newly issued shares of common stock.

Employee Stock Purchase Plan

The Company's 1998 Employee Stock Purchase Plan (the "Purchase Plan"), as amended, allows employees to purchase shares of the Company's common stock at a discount from fair market value. Under this plan, eligible employees may purchase shares during six-month offering periods commencing on January 1 and July 1 of each year at a price per share of 85% of the lower of the fair market value price per share on the first or last day of each six-month offering period. Participating employees may elect to have up to 10% of their base pay withheld and applied toward the purchase of such shares, subject to the limitation of 875 shares per participant per quarter. The rights of participating employees under this plan terminate upon voluntary withdrawal from the plan at any time or upon termination of employment. The compensation expense in connection with the plan for the years ended December 31, 2009, 2008 and 2007 was approximately $146,000, $125,000 and $102,000, respectively. There were 99,937 and 99,941 shares purchased under the employee stock purchase plan during the years ended December 31, 2009 and 2008, respectively. At December 31, 2009, a total of 694,014 shares were reserved and available for issuance under this plan.

11. Employee Savings and Retirement Plans

The Company has an employee savings and retirement plan (the "Retirement Plan"), qualified under Section 401(k) of the Internal Revenue Code, covering substantially all of the Company's employees. Employees may elect to contribute a portion of their pretax compensation to the Retirement Plan up to the annual maximum allowed under the Retirement Plan. Employees are 100% vested in company matching contributions which have been 50% of employee contributions up to 6% of eligible pay. For the years ended December 31, 2009, 2008 and 2007, the Company's matching contributions amounted to $401,000, $423,000 and $385,000, respectively.

12. Income Taxes

Deferred tax assets and deferred tax liabilities are recognized based on temporary differences between the financial reporting and tax basis of assets and liabilities using future expected enacted rates. A valuation allowance is recorded against deferred tax assets if it is more likely than not that some or all of the deferred tax assets will not be realized.

The provision for income taxes for continuing operations was at rates different from the United States federal statutory income tax rate for the following reasons:

	2009	2008	2007
Statutory federal income taxes	34.00%	34.00%	34.00%
State income taxes, net of federal benefit	(2.63)%	4.18%	4.83%
Research and development tax credits	6.94%	2.69%	4.52%
Other	(1.28)%	(2.71)%	0.09%
True up and expiring NOLs and research credits	24.10%	(5.99)%	(6.84)%
Valuation allowance	(61.13)%	(32.17)%	(36.60)%
Effective income tax rate	—%	—%	—%

12. Income Taxes (Continued)

The principal components of the Company's deferred tax assets and liabilities at December 31, 2009 and 2008, respectively are as follows:

	2009	2008	2007
		(in Thousands)	
Deferred Tax Asset:			
Allowance for doubtful accounts	$ 10	$ 17	$ 22
Depreciation and amortization	1,634	2,352	2,091
Accrued expenses	49	164	101
Other	100	89	(165)
Stock based compensation	2,294	1,229	2,068
Deferred revenue	11,438	12,027	3,393
Research credit carryforwards	58,335	33,304	29,753
Net operating loss carryforwards	106,653	93,398	83,800
Total gross deferred tax asset	180,513	142,580	121,063
Valuation allowance	(180,513)	(142,580)	(121,063)
Net deferred tax asset	$ —	$ —	$ —

As of December 31, 2009 and 2008, the Company had federal net operating loss (NOL) of $286.5 million and $243.1 million, respectively, available to reduce future taxable income, which expires at various times beginning in 2010 through 2029. The Company also has federal research and experimentation credit carryforwards of approximately $54.3 million and $29.5 million as of December 31 2009 and 2008, respectively, available to reduce future tax liabilities, which will expire at various dates beginning in 2012 through 2029. The Company has state net operating loss carryforwards of approximately $175.0 million and $171.2 million as of December 31, 2009 and 2008, respectively, available to reduce state future taxable income, which expires at various dates beginning in 2010 through 2014. The Company also has state research and development and investment tax credit carryforwards of approximately $6.2 million and $5.8 million as of December 31, 2009 and 2008, respectively, available to reduce future tax liabilities, which expire at various dates beginning in 2011 through 2024.

The Company has recorded a deferred tax asset of approximately $1.8 million and $1.9 million at December 31, 2009 and 2008, reflecting the benefit of deductions from the exercise of stock options which has been fully reserved until it is more likely than not that the benefit will be realized. The benefit from this $1.8 million deferred tax asset will be recorded as a credit to additional paid-in capital if and when realized through a reduction of cash taxes.

The Company adopted stock-based compensation accounting application in accordance with ASC 714 effective on January 1, 2006. This change in method of accounting required an adjustment during 2006 to the Company's additional-paid-in-capital for the excess or shortfall of estimated future tax benefits of option exercises compared to the estimated future tax benefits recorded on the Company's financial statements due to this accounting method change. The change in accounting method did not require a change in the additional-paid-in-capital. All future tax benefits associated with option exercises will be recorded directly to additional paid in capital in accordance with ASC 714.

12. Income Taxes (Continued)

As required by ASC 740, the Company's management has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets, and has determined that it is not more likely than not that the Company will recognize the benefits of the deferred tax assets. Accordingly, a valuation allowance of approximately $180.5 million and $142.6 million has been established at December 31, 2009 and 2008, respectively.

The Company accounts for uncertain tax positions using a "more-likely-than-not" threshold for recognizing and resolving uncertain tax positions. The evaluation of uncertain tax positions is based on factors that include, but are not limited to, changes in tax law, the measurement of tax positions taken or expected to be taken in tax returns, the effective settlement of matters subject to audit, new audit activity and changes in facts or circumstances related to a tax position. The Company evaluates uncertain tax positions on a quarterly basis and adjust the level of the liability to reflect any subsequent changes in the relevant facts surrounding the uncertain positions. As of December 31, 2009, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2009, the Company had no accrued interest or penalties related to uncertain tax position.

Utilization of the NOL and tax credit carryforwards may be subject to a substantial annual limitation due to ownership change limitations that have occurred previously or that could occur in the future provided by Section 382 of the Internal Revenue Code of 1986, as well as similar state and foreign provisions. These ownership changes may limit the amount of NOL and tax credits carryforwards that can be utilized annually to offset future taxable income and tax, respectively. In general, and ownership change, as defined by Section 382, results from transactions increasing the ownership of certain shareholders or public groups in the stock of a corporation by more that 50 percentage points over a three-year period. Since the Company's formation, the Company has raised capital through the issuance of capital stock on several occasions which, combined with the purchasing shareholders' subsequent disposition of those shares, may have resulted in a change of control, as defined by Section 382, or could result in a change of control in the future upon subsequent disposition. The Company has not currently completed a study to assess whether a change of control has occurred or whether there have been multiple changes of control since the Company's formation due to the significant complexity and cost associated with the study and that there could be additional changes in control in the future. If the Company has experienced a change of control at any time since its formation, utilization of its NOL or tax credits carryforwards would be subject to an annual limitation under Section 382. Further, until a study is completed and any limitation known, no amounts are being presented as an uncertain tax position.

In addition to uncertainties surrounding the use of NOL carryforwards in a change of control, the Company has identified orphan drug and research and development credits as material components of its deferred tax asset. The uncertainties in these components arise from judgments in the allocation of costs utilized to calculate these credits. The Company has not conducted studies to analyze these credits to substantiate the amounts due to the significant complexity and cost associated with such study. Any limitation may result in expiration of a portion of the NOL or tax credits carryforwards before utilization. Further, until a study is completed and any limitation known, no amounts are being presented as an uncertain tax position.

12. Income Taxes (Continued)

A full valuation allowance has been provided against the Company's NOL carryforwards and research and development credits and, if an adjustment is required, this adjustment would be offset by an adjustment to the valuation allowance. Thus there would be no impact to the consolidated balance sheet or statement of operations if an adjustment were required.

The tax years 1995 through 2009 remain open to examination by major taxing jurisdictions to which the Company is subject, which are primarily in the United States, as carryforward attributes generated in years past may still be adjusted upon examination by the Internal Revenue Service or state tax authorities if they have or will be used in a future period. The Company is currently not under examination by in any jurisdictions for any tax years.

13. Investment in Joint Venture (Dyax-Genzyme LLC) and Other Related Party Transactions

Prior to February 20, 2007, the Company had a collaboration agreement with Genzyme for the development and commercialization of KALBITOR. Under this collaboration, the Company and Genzyme formed a joint venture, known as Dyax-Genzyme LLC, through which they jointly owned the rights to KALBITOR. Dyax and Genzyme were each responsible for approximately 50% of ongoing costs incurred in connection with the development and commercialization of KALBITOR and each would have been entitled to receive approximately 50% of any profits realized as a result. In addition, the Company was entitled to receive potential milestone payments from Genzyme in connection with the development of KALBITOR.

On February 20, 2007, the Company and Genzyme reached a mutual agreement to terminate this collaboration. Pursuant to the termination agreement, Genzyme made a $17.0 million cash payment to the Dyax-Genzyme LLC. Furthermore, Genzyme assigned to Dyax all of its interests in the LLC, thereby transferring all the rights to the LLC's assets to Dyax, including the $17.0 million cash payment. As a result Dyax now owns all of the rights to DX-88 worldwide including the right to develop and commercialize KALBITOR. In exchange, Dyax issued to Genzyme 4.4 million shares of its common stock. Dyax's acquisition of Genzyme's 49.99% portion of the LLC was accounted for as a purchase of assets. Genzyme also agreed to provide transition services for a period following the termination of the agreements. In 2007, the transitional service fees totaled $1.1 million. There were no transitional service fees in 2009 or 2008 and no future transitional service fees are expected to be incurred.

Before termination of the collaboration, research and development expenses incurred by each party related to the joint venture were billed to and reimbursed by Dyax-Genzyme LLC. The Company and Genzyme were each required to fund 50% of the monthly expenses of Dyax-Genzyme LLC. The Company accounted for its interest in Dyax-Genzyme LLC using the equity method of accounting. Under this method, the reimbursement of expenses to Dyax was recorded as a reduction to research and development expenses because it included funding that the Company provided to Dyax-Genzyme LLC. Dyax's 50.01% share of Dyax-Genzyme LLC loss was recorded as an Equity Loss in Joint Venture (Dyax-Genzyme LLC) in the consolidated statements of operations and comprehensive loss. Subsequent to the termination of the LLC and acquisition of 100% of its assets by Dyax, the LLC investment and related accounts have been consolidated in the Company's financial statements.

13. Investment in Joint Venture (Dyax-Genzyme LLC) and Other Related Party Transactions (Continued)

Summary financial information for Dyax-Genzyme LLC for the year ended December 31, 2007 is as follows:

	Year ended December 31, 2007
Research and development	$7,461
Selling and marketing	162
General and administrative	38
Net loss	$7,661

The Company's Chairman, who is also its former President and Chief Executive Officer, was an outside director of Genzyme Corporation until May 2007.

At December 31, 2009 and 2008, Genzyme owned approximately 4.3% and 7.9%, respectively, of the Company's common stock outstanding.

During 2004, the Company signed a library license agreement with Genzyme consistent with its standard license terms. The Company received a $1.3 million upfront payment from Genzyme and recorded license revenue of $75,000 and $225,000 for the years ended December 31, 2009 and 2008, respectively, in connection with the technology access fees on this agreement. As of December 31, 2009 and 2008, there were no outstanding accounts receivable due from Genzyme related to the library license agreement.

14. Business Segments

The Company discloses business segments under ASC 280, *Segment Reporting*. The statement established standards for reporting information about operating segments in annual financial statements of public enterprises and in interim financial reports issued to shareholders. It also established standards for related disclosures about products and services, geographic areas and major customers. Prior to the 2008 closing of the research facility in Liege, Belgium, the Company operated as one business segment in two geographic areas. Subsequent to the closing, the Company operates as one business segment with one geographic area.

15. Litigation

As of December 31, 2009, the Company was not engaged in any active court proceedings. The Company makes provisions for claims specifically identified for which it believes the likelihood of an unfavorable outcome is probable and reasonably estimable. The Company records at least the minimum estimated liability related to claims where there is a range of loss and the loss is considered probable. As additional information becomes available, the Company assesses the potential liability related to its pending claims and revises its estimates. Future revisions in the estimates of the potential liability could materially impact the results of operations and financial position. The Company maintains insurance coverage that limits the exposure for any single claim as well as total amounts incurred per policy year, and it believes that its insurance coverage is adequate. The Company makes every effort to use the best information available in determining the level of liability reserves.

16. Subsequent Events

Material subsequent events up to filing date of this Form 10-K have been considered for disclosure.

17. Unaudited Quarterly Operating Results

The following is a summary of unaudited quarterly results of operations for the years ended December 31, 2009 and 2008:

Year ended December 31, 2009	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands, except share and per share)			
Revenue	$ 5,979	$ 4,818	$ 4,508	$ 6,338
Loss from operations	$ (23,057)	$ (11,767)	$ (9,860)	$ (9,389)
Net loss	$ (24,891)	$ (14,419)	$ (12,193)	$ (10,916)
Shares used in computing basic and diluted net loss per share	63,089,821	63,679,410	72,485,047	77,759,647
Basic and diluted net loss per share:	$ (0.39)	$ (0.23)	$ (0.17)	$ (0.14)

Year ended December 31, 2008	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands, except share and per share)			
Revenue	$ 2,643	$ 3,831	$ 5,490	$ 31,465
Income (loss) from operations	$ (20,024)	$ (23,515)	$ (16,766)	$ 8,011
Net (loss) income	$ (21,335)	$ (24,912)	$ (26,639)	$ 6,418
Shares used in computing basic net (loss) income per share	60,504,620	60,562,606	62,439,236	62,974,171
Shares used in computing diluted net (loss) income per share	60,504,620	60,562,606	62,439,236	63,210,448
Basic and diluted net (loss) income per share:	$ (0.35)	$ (0.41)	$ (0.43)	$ 0.10

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's reports under the Securities Exchange Act of 1934, as amended (the Exchange Act), is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as the Company's are designed to do, and management necessarily was required to apply its judgment in evaluating the risk related to controls and procedures.

In connection with the preparation of this Form 10-K, as of December 31, 2009, an evaluation was performed under the supervision and with the participation of our management, including the CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2009. These conclusions were communicated to the Audit Committee.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Our internal control system is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making its assessment of internal control over financial reporting, management used the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in *Internal Control—Integrated Framework.* Based on this assessment, our CEO and CFO concluded that our internal control over financial reporting was effective as of December 31, 2009 based on the criteria set forth by COSO in *Internal Control—Integrated Framework.*

Our independent registered public accounting firm, PricewaterhouseCoopers LLP, has issued an attestation report on the effectiveness of our internal control over financial reporting. This report appears in Item 8 above.

Change in Internal Control Over Financial Reporting—There were no changes in our internal control over financial reporting that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Portions of the response to this item are incorporated herein by reference from the discussion responsive thereto under the captions "Election of Directors—Nominees for Director", "Section 16(a) Beneficial Ownership Reporting Compliance", "Executive Officers" and "Corporate Governance—Board and Committee Matters" in the Company's Definitive Proxy Statement relating to the 2010 Annual Meeting of Stockholders (the 2010 Proxy Statement).

We have adopted a Code of Business Conduct and Ethics (the code of ethics) that applies to all of our directors, officers and employees. The code of ethics is available on our website at www.dyax.com. In addition, if we make any substantive amendments to the code of ethics or grant any waiver, including any implicit waiver, from a provision of the code to any of our executive officers or directors, we will disclose the nature of such amendment or waiver as required by applicable law.

ITEM 11. EXECUTIVE COMPENSATION

The response to this item is incorporated herein by reference from the discussion responsive thereto under the following captions in the 2010 Proxy Statement: "Executive Compensation" and "Corporate Governance—Compensation Committee Interlocks and Insider Participation."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The response to this item is incorporated herein by reference in part from the discussion responsive thereto under the caption "Share Ownership" in the 2010 Proxy Statement.

The following table provides information about the securities authorized for issuance under the Company's equity compensation plans as of December 31, 2009:

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders(1)	8,798,956	$4.60	6,422,818
Equity compensation plans not approved by security holders:	—	—	694,014
Totals:	8,798,956(2)	$4.60	7,116,832(3)

(1) Consists of the Amended and Restated 1995 Equity Incentive Plan, as amended, and the 1998 Employee Stock Purchase Plan, as amended.

(2) Does not include the purchase of 49,972 shares on January 1, 2010 for purchase rights which accrued from July 1 through December 31, 2009. Additionally excluded are purchase rights currently accruing under the 1998 Employee Stock Purchase Plan, because the purchase price (and therefore the number of shares to be purchased) will not be determined until the end of the purchase period, which is June 30, 2010.

(3) Includes 50,000 shares issuable under the 1998 Employee Stock Purchase Plan, of which 49,972 shares were purchased on January 1, 2010 for purchase rights which accrued from July 1, 2009 through December 31, 2009, and up to 50,000, which are issuable in connection with the current offering period which ends on June 30, 2010. The remaining shares consist of 594,042 under the 1995 Amended and Restated Equity Incentive Plan. The plan may be amended, suspended, or terminated by the Compensation Committee of the Board of Directors at any time, subject to any required stockholder approval.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The response to this item is incorporated herein by reference from the discussion responsive thereto under the caption "Election of Directors—Certain Relationships and Related Transactions" and "Corporate Governance—Board and Committee Matters" in the 2010 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The response to this item is incorporated herein by reference from the discussion responsive thereto under the captions "Corporate Governance—Board and Committee Matters" and "Audit Committee Report—Audit Fees" in the 2010 Proxy Statement.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) 1. FINANCIAL STATEMENTS

The financial statements are included under Part II, Item 8 of this Report.

2. FINANCIAL STATEMENTS SCHEDULE

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

For the years ended December 2009, 2008 and 2007

(In thousands)

	Balance at Beginning of Period	Additions: Charge to Expenses	Additions: Charge to Other Accounts	Deductions	Balance at End of Period
Allowance for Doubtful Accounts:					
2009	$42	$(42)	$25	$—	$25
2008	$55	$ 14	$—	$27	$42
2007	$80	$ 25	$—	$50	$55

	Balance at Beginning of Period	Additions	Deductions	Balance at End of Period
Deferred Tax Asset Valuation Allowance:				
2009	$142,580	$48,191	$10,258	$180,513
2008	$121,063	$25,039	$ 3,522	$142,580
2007	$100,458	$23,709	$ 3,104	$121,063

3. **EXHIBITS—**

The exhibits are listed below under Part IV, Item 15(b) of this Report.

(b) **EXHIBITS**

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation of the Company. Filed as Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q (File No. 000-24537) for the quarter ended September 30, 2008 and incorporated herein by reference.
3.2	Amended and Restated By-laws of the Company. Filed as Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q (File No. 000-24537) for the quarter ended September 30, 2008 and incorporated herein by reference.
3.3	Certificate of Designations Designating the Series A Junior Participating Preferred Stock of the Company. Filed as Exhibit 3.1 to the Company's Current Report on Form 8-K (File No. 000-24537) filed on June 27, 2001 and incorporated herein by reference.
4.1	Specimen Common Stock Certificate. Filed as Exhibit 4.1 to the Company's Registration Statement on Form S-1 (File No. 333-37394) and incorporated herein by reference.
4.2	Amendment No. 1 to Rights Agreement, effective as of June 24, 2009 between American Stock Transfer & Trust Company, as Rights Agent, and the Company. Filed as Exhibit 4.1 to the Company's Current Report on Form 8-K (File No. 000-24537) filed on June 25, 2009 and incorporated herein by reference.
4.3	Form of Warrant issued to Cowen Healthcare Royalty Partners, L.P. on August 5, 2008 and March 18, 2009. Filed as an exhibit to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q (File No. 000-24537) for the quarter ended September 30, 2008 and incorporated herein by reference.
10.1(a)	Amended and Restated 1995 Equity Incentive Plan. Filed herewith.
10.1(b)	Form of the Company's Incentive Stock Option Certificate under the Company's Amended and Restated 1995 Equity Incentive Plan for all U.S. employees, including its executive officers. Filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 000-24537) for the quarter ended September 30, 2004 and incorporated herein by reference.
10.1(c)	Form of the Company's Nonstatutory Stock Option Certificate under the Company's Amended and Restated 1995 Equity Incentive Plan for its U.S. employees, including its executive officers. Filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 000-24537) for the quarter ended September 30, 2004 and incorporated herein by reference.
10.1(d)	Form of the Company's Nonstatutory Stock Option Certificate under the Company's Amended and Restated 1995 Equity Incentive Plan for its non-employee directors. Filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 000-24537) for the quarter ended September 30, 2004 and incorporated herein by reference.
10.2	1998 Employee Stock Purchase Plan, as amended on March 25, 2009. Filed herewith.
10.3*	Form of Change of Control Agreement between the Company and Clive R. Wood, Ph.D. and Ivana Magovcevic-Liebisch, Ph.D., J.D. Filed as Exhibit 10.3 to the Company's Annual Report on Form 10-K (File No. 000-24537) for the year ended December 31, 2003 and incorporated herein by reference.

Exhibit No.	Description
10.4*	Employment Letter Agreement, dated as of September 1, 1999, between George Migausky and the Company. Filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 000-24537) for the quarter ended September 30, 2008 and incorporated herein by reference.
10.5*	Employment Letter Agreement dated as of June 27, 2003 between the Company and Clive R. Wood, Ph.D. Filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q (File No. 000-24537) for the quarter ended March 31, 2004 and incorporated herein by reference.
10.6*	Employment Letter Agreement between the Company and Gustav Christensen dated as of April 26, 2007. Filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 000-24537) filed on May 2, 2007 and incorporated herein by reference.
10.7*	Form of Indemnification Agreement by and between certain directors and executive officers of the Company and the Company. Filed as Exhibit 10.32 to the Company's Registration Statement on Form S-1 (File No. 333-37394) and incorporated herein by reference.
10.8*	Severance Letter Agreement between Dyax Corp. and Ivana Magovcevic-Liebisch, Ph.D. J.D. dated as of November 16, 2006. Filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 000-24537) filed on November 17, 2006 and incorporated herein by reference.
10.10*	Retirement Agreement and General Release between the Company and Stephen S. Galliker dates as of July 16, 2008. Filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q (File No. 000-24537) for the quarter ended September 30, 2008 and incorporated herein by reference.
10.11	Amended and Restated Registration Rights Agreement, dated as of February 12, 2001, between holders of the Company's capital stock named therein and the Company. Filed as Exhibit 10.33 to the Company's Annual Report on Form 10-K (File No. 000-24537) for the year ended December 31, 2000 and incorporated herein by reference.
10.12	Lease, dated as of June 13, 2001, between the Massachusetts Institute of Technology and the Company. Filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 000-24537) for the quarter ended June 30, 2001 and incorporated herein by reference.
10.13	Master Lease Agreement and related documents between the Company and General Electric Capital Corporation dated as of May 1, 2001. Filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 000-24537) for the quarter ended March 31, 2002 and incorporated herein by reference.
10.14†	Fourth Amendment to Lease dated August 25, 2009 by and between the Company and ARE-Tech Square, LLC. Filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 000-24537) for the quarter ended September 30, 2009 and incorporated herein by reference.
10.15†	Amended and Restated License Agreement between XOMA Ireland Limited and the Company dated as of October 27, 2006. Filed as Exhibit 10.20(b) to the Company's Annual Report on Form 10-K (File No. 000-24537) for the year ended December 31, 2007 and incorporated herein by reference.

Exhibit No.	Description
10.16(a)†	Amendment Agreement between Cambridge Antibody Technology Limited and the Company dated as of January 6, 2003. Filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 000-24537) for the quarter ended March 31, 2003 and incorporated herein by reference.
10.16(b)†	Second Amendment Agreement between Cambridge Antibody Technology Limited and the Company dated as of September 18, 2003. Filed as Exhibit 99.2 to the Company's Current Report on Form 8-K (File No. 000-24537) filed on December 29, 2003 and incorporated herein by reference.
10.16(c)†	Amended and Restated License Agreement between the Company and Cambridge Antibody Technology Limited dated as of July 30, 2007. Filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 000-24537) for the quarter ended September 30, 2007 and incorporated herein by reference.
10.17†	Product License Agreement between sanofi-aventis and the Company dated as of February 11, 2008. Filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 000-24537) for the quarter ended March 31, 2008 and incorporated herein by reference.
10.18†	License and Collaboration Agreement between Cubist Pharmaceuticals, Inc. and the Company dated as of April 23, 2008. Filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 000-24537) for the quarter ended June 30, 2008 and incorporated herein by reference.
10.19†	License Agreement between Fovea Pharmaceuticals SA and the Company dated as of February 10, 2009. Filed herewith.
10.20†	Distribution Agreement by and between US Bioservices Corporation dated as of November 19, 2009. Filed herewith.
10.21†	Distribution Agreement by and between ASD Specialty Healthcare Inc. dated as of November 19, 2009. Filed herewith.
10.22†	Distribution Agreement by and between Integrated Commercialization Solutions, Inc. dated as of November 19, 2009. Filed herewith.
10.23	Securities Sale Agreement between Dompé Farmaceutici S.p.A. and the Company dated as of July 14, 2008. Filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q (File No. 000-24537) for the quarter ended September 30, 2008 and incorporated herein by reference.
10.24	Common Stock Purchase Agreement between Azimuth Opportunity Ltd. and the Company dated as of October 30, 2008. Filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 000-24537) filed on October 30, 2008 and incorporated herein by reference.
10.25†	Amended and Restated Loan Agreement by and between Cowen Healthcare Royalty Partners, L.P. and the Company dated as of March 18, 2009. Filed as Exhibit 10.1 to the Company's Amendment No. 1 to the Quarterly Report on Form 10-Q/A (File No. 000-24537) for the quarter ended June 30, 2009 and incorporated herein by reference.

Exhibit No.	Description
10.26†	Termination Agreement by and between the Company and Genzyme Corporation dated February 20, 2007. Filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q (File No. 000-024537) for the quarter ended March 31, 2007 and incorporated herein by reference.
10.27	Information regarding modification of director compensation, incorporated by reference from Item 1.01 of the Company's Form 8-K (File No. 000-24537) filed on May 23, 2006.
10.28*	Summary of Executive Compensation for Named Executive Officers. Filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 000-24537) filed on February 17, 2009 and incorporated herein by reference.
14.1	Code of Business Conduct and Ethics of the Company. Filed as Exhibit 14.1 to the Company's Annual Report on Form 10-K (File No. 000-24537) for the year ended December 31, 2005 and incorporated herein by reference.
21.1	Subsidiaries of the Company. Filed herewith.
23.1	Consent of PricewaterhouseCoopers LLP, an independent registered public accounting firm. Filed herewith.
31.1	Certification of Chief Executive Officer Pursuant to §240.13a-14 or §240.15d-14 of the Securities Exchange Act of 1934, as amended. Filed herewith.
31.2	Certification of Chief Financial Officer Pursuant to §240.13a-14 or §240.15d-14 of the Securities Exchange Act of 1934, as amended. Filed herewith.
32.1	Certification pursuant to 18 U.S.C. Section 1350. Filed herewith.

* Indicates a contract with management.

† This Exhibit has been filed separately with the Commission pursuant to an application for confidential treatment. The confidential portions of this Exhibit have been omitted and are marked by an asterisk.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, this twelfth day of March, 2010.

DYAX CORP.

By: /s/ GUSTAV A. CHRISTENSEN

Gustav A. Christensen
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company in the capacities and on the dates indicated.

Name	Title	Date
/s/ GUSTAV A. CHRISTENSEN Gustav Christensen	President and Chief Executive Officer, and (Principal Executive Officer) and Director	March 12, 2010
/s/ GEORGE MIGAUSKY George Migausky	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 12, 2010
/s/ HENRY E. BLAIR Henry E. Blair	Chairman of the Board of Directors	March 12, 2010
/s/ CONSTANTINE E. ANAGNOSTOPOULOS Constantine E. Anagnostopoulos	Director	March 12, 2010
/s/ SUSAN B. BAYH Susan B. Bayh	Director	March 12, 2010
/s/ JAMES W. FORDYCE James W. Fordyce	Director	March 12, 2010
/s/ THOMAS L. KEMPNER Thomas L. Kempner	Director	March 12, 2010
/s/ HENRY R. LEWIS Henry R. Lewis	Director	March 12, 2010
/s/ DAVID J. MCLACHLAN David J. McLachlan	Director	March 12, 2010
/s/ MARY ANN GRAY Mary Ann Gray	Director	March 12, 2010

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EXECUTIVE OFFICERS

Gustav A. Christensen
President and Chief Executive Officer

Ivana Magovčević-Liebisch, Ph.D., J.D.
Executive Vice President Corporate Development and General Counsel

George Migausky
Executive Vice President and Chief Financial Officer

William E. Pullman, M.D., Ph.D.
Executive Vice President and Chief Development Officer

BOARD OF DIRECTORS

Henry E. Blair
Chairman, Dyax Corp.
Former President and Chief Executive Officer, Dyax Corp.

Constantine E. Anagnostopoulos, Ph.D.
Chairman, Deltagen, Inc.
Retired Lead Director, Genzyme Corporation

Susan B. Bayh, J.D.
Former Commissioner of the International Joint Commission with Canada

Gustav A. Christensen
President and Chief Executive Officer, Dyax Corp.

James W. Fordyce
Managing Partner, MEDNA Partners LLC

Mary Ann Gray, Ph.D.
Founder and President, Gray Strategic Advisors, LLC

Thomas L. Kempner
Chairman and Chief Executive Officer, Loeb Partners Corporation

Henry R. Lewis, Ph.D.
Former Director, Genzyme Corporation
Director, Pericor Sciences

David J. McLachlan
Former EVP and Chief Financial Officer, Genzyme Corporation



TRANSFER AGENT

American Stock Transfer & Trust Company
59 Maiden Lane, New York, NY 10038

LEGAL COUNSEL

Edwards Angell Palmer & Dodge LLP
111 Huntington Avenue, Boston, MA 02199

INDEPENDENT REGISTERED ACCOUNTING FIRM

PricewaterhouseCoopers LLP
125 High Street, Boston, MA 02110

FORM 10-K

You may obtain a copy of any of these exhibits free of charge on the Company's website www.dyax.com, the Securities and Exchange Commission's website at http://idea.sec.gov or by contacting Investor Relations at:

Dyax Corp.
300 Technology Square
Cambridge, MA 02139
ATTN: Investor Relations

ANNUAL MEETING OF SHAREHOLDERS

Dyax's 2010 Annual Meeting of Stockholders will be held at 2:00 p.m. ET on Thursday, May 6, 2010 at Dyax Corp., 300 Technology Square, 8th Floor, Cambridge, MA.


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Advancing Novel Biotherapeutics





Dyax

Dyax Corp.
300 Technology Square
Cambridge, MA 02139
(617) 225-2500
www.dyax.com